aQuantive Inc.

Leading Businesses in Digital Marketing

Letter to Shareholders
2004 Annual Report on Form 10-K
Notice of 2005 Annual Meeting
and Proxy Statement

www.aquantive.com

To Our Shareholders:

2004 proved to be a very strong year for the online advertising industry, and an even stronger one for aQuantive. All of our businesses experienced substantial growth, delivering $157.9 million in revenue, a 146 percent increase from 2003 net revenue. Throughout 2004, we made a number of strategic moves to further strengthen our operating segments and take advantage of the trends that are fueling our industry, and these played a large part in our company's impressive growth. It is important to note, however, that if we exclude the impact of our 2004 acquisitions, aQuantive still experienced organic growth of 59 percent in 2004 — this marks the third year in a row that we have grown more than 50 percent.

aQuantive now operates in three different business segments. Each segment made significant contributions to our success in 2004, as we continued to gain market share in the respective markets.

Digital Marketing Services — Avenue A | Razorfish

aQuantive's digital marketing services (DMS) segment, consisting of interactive agency Avenue A | Razorfish (www. avenuea-razorfish.com), had an exciting year. Most notable, of course, was the acquisition of SBI.Razorfish in July 2004. This acquisition combined the largest independent buyer of Internet media and search, Avenue A, with the largest independent website marketing services agency, to create Avenue A | Razorfish, the largest independent interactive agency in the U.S. We now offer clients an integrated digital marketing solution that includes "best of breed" capabilities in web media, search, email, website design and development, and enterprise portal development — all supported by expertise in user experience, personalization, data, analytics and technology.

Avenue A | Razorfish is also the first agency to offer clients a large-scale, integrated Search Engine Marketing (SEM) offering. Avenue A | Razorfish Search was named by Jupiter Research in December 2004 as one of the top five players in paid search management. We believe this leading search offering will be a big differentiator for Avenue A | Razorfish throughout 2005 and beyond.

Digital Marketing Technologies — Atlas

aQuantive's digital marketing technologies (DMT) segment, consisting of Atlas (www.atlassolutions.com), continued on its rapid growth path. Highlights for this segment in 2004 included the acquisition in February of NetConversions, a website usability technology company; the launch in May of Atlas Search, the industry's only integrated search and ad campaign management tool; and the July acquisition of TechnologyBrokers, the European-based reseller of Atlas solutions.

Since the Atlas campaign management and ad serving technology was launched in 2001, the business has experienced significant growth in sales and market share due to its strong technology offering, superior customer service and constant innovation. We expect continued success and growth for Atlas in 2005 as we further penetrate existing and prospective clients with the Atlas Suite, including our industry-leading search technology and our integrated rich media offering.

Digital Performance Media — DRIVEpm and MediaBrokers

aQuantive introduced its third business segment, digital performance media (DPM), at the beginning of 2004 in conjunction with the launch of DRIVEpm (www.drivepm.com). DRIVEpm is a performance media company that serves as a liaison between online publishers and advertisers by buying advertising inventory and reselling it to advertisers on a highly targeted basis. The July acquisition of UK-based performance media company MediaBrokers extended the reach of this business segment into Europe. In its first full year, our DPM segment had nearly $10M in revenues and turned profitable.

The success of DRIVEpm and MediaBrokers is attributable to our ability to respond well to the strong market demand for targeting capabilities, as well as advertisers' interest in efficient, lower cost ad placements. We anticipate continued strong growth in this category in 2005.

Poised for Growth

I am very excited about the vast opportunities that 2005 holds for our company and our industry. Online advertising growth in 2003 and 2004 was largely driven by search, and we positioned ourselves well to take advantage by creating the largest agency buyer of search in the industry in Avenue A | Razorfish and being the first to offer a third party ad serving and campaign management tool with integrated search through Atlas. I believe that in 2005 the industry will see increased usage of rich media, targeting and performance media. aQuantive once again will benefit, as each of our businesses is well positioned to play key roles in these growth areas.

For the past three years, we have proven ourselves to be a company ahead of the industry growth curve. Now that the entire industry is on a strong growth track, aQuantive intends to continue to stay at the head of the pack. As we continually strengthen and expand our technology and service offerings and never lose our focus on results, we expect to have another strong year in 2005.

Sincerely,

Brian McAndrews
President and CEO
aQuantive, Inc.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Commission File Number 0-29361

aQuantive, Inc.
(Exact Name of Registrant as Specified in its Charter)

Washington *(State or Other Jurisdiction of Incorporation or Organization)*	**91-1819567** *(I.R.S. Employer Identification No.)*
821 Second Avenue, 18th Floor, Seattle, Washington *(Address of Principal Executive Offices)*	**98104** *(Zip Code)*

(206) 816-8800
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant To Section 12(b) of the Act:
None.

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the voting and nonvoting stock held by nonaffiliates of the registrant as of June 30, 2004 was approximately $605,613,678.

The number of shares of the registrant's Common Stock outstanding at February 28, 2004 was 62,719,341.

AQUANTIVE, INC.

2004 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference to the Registrant's definitive proxy statement relating to the annual meeting of shareholders to be held on May 25, 2005, which definitive proxy statement will be filed with the Securities and Exchange Commission (SEC) within 120 days after the end of the fiscal year to which this Report relates.

PART I

This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this Annual Report are forward looking. We use words such as "anticipates," "believes," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations, plans or projections and are inherently uncertain. Our actual results may differ significantly from management's expectations, plans or projections. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Certain risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in the section entitled "Business — Additional Factors That May Affect Our Business, Future Operating Results and Financial Condition." This section, along with other sections of this Annual Report, describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. We undertake no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are urged, however, to review the factors set forth in reports that we file from time to time with the Securities and Exchange Commission. Unless the context requires otherwise in this Annual Report the terms "aQuantive," the "Company," "we," "us" and "our" refer to aQuantive, Inc. and its subsidiaries.

ITEM 1. *BUSINESS*

Company Background and Overview

aQuantive, Inc., a Washington corporation, is a digital marketing services and technology company. We were founded in 1997 under the brand name Avenue A to help marketers acquire, retain and grow customers across digital media. Our initial public offering took place in February 2000. In 2001, we established a separate business unit, Atlas, to sell our proprietary campaign management technology to other interactive agencies and direct advertisers. At the end of 2002, we acquired Philadelphia-based i-FRONTIER, an interactive agency that specializes in creative and website development and combined its capabilities with our Avenue A agency. At the end of 2003, we acquired search management technology provider GO TOAST and incorporated it into the Atlas business as Atlas OnePoint and Atlas Search. In early 2004, we acquired website usability technology provider NetConversions, which we also incorporated into our Atlas business. We also launched a new business unit in early 2004, DRIVEpm, which was created internally. DRIVEpm is a performance media company that resells publisher inventory on a targeted basis to advertisers. More recently, in July of 2004 we acquired SBI.Razorfish, an Internet marketing, web development, design and consulting firm, and combined its capabilities with our Avenue A agency offering, rebranding the combined unit as Avenue A | Razorfish. Also in 2004, we acquired United Kingdom (UK) based TechnologyBrokers and MediaBrokers. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers is a performance media company and is now the European arm of DRIVEpm.

In early 2005, we launched the rebranding of our collective digital marketing services offerings, including i-FRONTIER, as Avenue | Razorfish and our collective digital marketing technologies offerings from Atlas DMT to Atlas.

Currently, aQuantive is organized into three lines of business:

Digital Marketing Services. Avenue A | Razorfish is an interactive advertising agency offering digital marketing services that help advertisers use the Internet as an integrated business channel.

Digital Marketing Technologies. Atlas is a provider of digital marketing technologies to manage digital marketing programs and website effectiveness for advertising agencies and enterprise marketers, small and mid-size businesses and select publishers.

Digital Performance Media. DRIVEpm and MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis.

Digital Marketing Services

Avenue A | Razorfish is an interactive advertising agency that helps our clients use the Internet as an integrated online business channel. We do this by using a combination of experienced, multi-disciplinary teams, robust technology and proven methodologies to design and execute programs that leverage online media and search engines, email, website development and analytics to attract, convert and service our client's customers.

We provide the following digital marketing services:

Media planning and buying. We evaluate a client's needs and objectives, outline a media strategy for the client, develop a media plan by identifying appropriate media placements and execute this plan by both negotiating the rates for these placements and purchasing advertising space.

Ad serving. We use the Atlas Digital Marketing Suite to serve advertisements on third-party websites to execute our clients' advertising campaigns. We then coordinate and monitor this ad serving process once an advertising campaign begins. Our systems allow us to adjust advertising campaigns quickly and efficiently because changes required to the advertisements are made on our ad serving systems rather than on each individual website where the advertisements appear.

Campaign analysis. We evaluate advertising campaigns based on criteria important to our client, such as sales, leads, registrations and software downloads. We provide this campaign data to our clients in comprehensive online performance reports generated by our system, as well as custom reports, and we use this data to review the results with our clients and to generate insights and recommendations for future campaigns.

Optimization. Based upon consultations with our clients, our client service teams can adjust an advertising campaign in progress to improve its performance. If a publisher's website is generating unacceptably low response rates, we can remove that website from the campaign, reduce the number of impressions allocated to that site or seek to negotiate a lower rate for advertisement placements on that site. If a publisher website is generating high responses, we can serve more advertisements to that website. We can also determine what creative unit and offer message is generating the most conversions and adjust those areas of the campaign accordingly.

Search Engine Marketing. Our Search Engine Marketing program, also known as Avenue A | Razorfish Search, enables our clients to improve their rankings on Internet search engines. This program manages and optimizes paid listings, direct inclusion and natural listings. Through this program, we help our clients enhance their online visibility, attract customers to their websites and increase sales by leveraging our digital marketing insights, historical learnings and relationships with search engines.

Business Intelligence System. The Avenue A | Razorfish Business Intelligence System is a powerful data warehouse and flexible custom reporting tool that aggregates data from a number of sources and presents it in a way that allows us and our clients to make informed decisions regarding online advertising and marketing. By using the Business Intelligence System, clients are able to define exactly which data they want to see, in what format, and with what frequency. The Business Intelligence System provides our clients with a means of bringing order to the extraordinarily rich vein of data generated by digital marketing campaigns.

Website and Web Application Development. We provide a wide range of website development solutions, ranging from rich media branded experiences for some of the world's biggest consumer brands to highly sophisticated web-based applications that enable business-to-business commerce and customer servicing. We do this through methodologies that combine Internet business strategy, user experience, creative design, technology consulting and project management to create custom solutions that meet the exacting needs of our clients. We then perform ongoing optimization to ensure our solutions maximize the value of our client's investment.

Ad Creative. In connection with our media planning and buying efforts, we often develop online advertising creative campaigns. Our focus for every creative assignment is to achieve client marketing objectives. To have the greatest impact on our client's businesses, we use our continually growing knowledge base of creative strategies and tactics that drive bottom line results.

Portal Relationship Management. We manage both exclusive and complex partnerships between our clients and web portals. These types of arrangements typically have terms ranging from six months to one year. We consult with clients to determine their objectives and to negotiate the terms of both of these kinds of longer-term advertising relationships with appropriate web portals. We then help manage the partnership by providing clients with ongoing advertising campaign analysis and optimization services with respect to their exclusive sponsorship links and complex advertising placement arrangements.

Customer Targeting. The Customer Targeting program enables us to target tailored advertisements to the browsers of users based on anonymous data collected from their previous visits to client sites, web surfing behavior, or other third party data. The program is designed to strengthen the clients' relationship with their customers, improve response rates and accelerate the sales cycle. For example, if the information in our data warehouse indicates that the computer of a particular web user was previously used to purchase an airline ticket to New York City from our client, our ad serving systems can serve an advertisement to that user's computer recommending additional, complementary purchases, such as hotels near Times Square or tickets to a Broadway show.

ChannelScope. ChannelScope is a proprietary analytics tool that provides our clients with a means of directly measuring the offline sales impact of their online advertising campaigns. This system associates a client's anonymous customer identifier with our anonymous browser identifier. Once this association is made it is possible to directly measure the total return on investment of online campaigns, including the effect of sales both on the client's website, as well as through other direct channels, such as in-store, catalog or telephone sales.

BrandOptics. BrandOptics is an analytics tool that allows our clients to associate behavioral marketing metrics with attitudinal measures. For instance, most of our clients use online surveys to determine the ability of Internet advertising to build awareness, change attitudes and increase purchase intent. Using BrandOptics, we can then assess these survey results to determine the long-range sales and overall financial impact of these changes, allowing our clients to measure the return on investment of their branding campaigns.

E-mail. Through our E-mail program, we work with third party email service providers who deliver messages on our client's behalf. We provide this service to help our clients deliver emails to specific customer segments based on their shopping and browsing behavior. This program also includes opt-in list prospecting, customer database segmentation, list maintenance, personalization and customization, multiple formats, comprehensive reports, regular debriefs, real-time tracking, and automatic response-handling. Our E-mail program enables us to assist our clients in acquiring new customers and expanding their relationships with existing customers.

Digital Marketing Technologies

Our Atlas business offers digital marketing technology solutions for advertising agencies and enterprise marketers, small and mid-size businesses and publishers. We provide agencies and enterprise marketers with online campaign management through our proprietary digital marketing management system known as the Atlas Digital Marketing Suite, search marketing through Atlas Search and website optimization solutions through Atlas NetConversions. In addition, our Atlas OnePoint service offering provides solutions for small and mid-size businesses through paid search management and optimization tools to improve their search engine marketing efforts. We also provide select publishers a technology product that enables them to increase revenue in connection with low value and unsold inventory through Atlas Publisher.

We provide the following Atlas technologies and services for managing digital marketing programs for advertising agencies and enterprise marketers:

Atlas Digital Marketing Suite. The Atlas Digital Marketing Suite is an end-to-end solution for managing Internet advertising that includes innovative tools that span the entire campaign process, including media planning and buying, campaign delivery, and reporting and analytics. Our solutions are based on the needs of our customers and advertisers who purchase media, the "buy-side" approach. We believe that the buy-side focus of the Atlas Digital Marketing Suite enables us to develop effective tools and services that meet the needs of our target customers, including large traditional advertising agencies, specialty interactive advertising agencies and enterprise marketers. Atlas Search is also integrated into the Atlas Digital Marketing Suite.

Atlas Search. Atlas Search is an integrated search marketing and online campaign management toolset. AtlasSearch is built from Atlas OnePoint's paid search management and optimization tools and is integrated with the Atlas Digital Marketing Suite's campaign management and analytics system.

Atlas NetConversions. Atlas NetConversions is a website usability technology for optimizing our clients' websites and enhancing our clients' ability to track website behavior and improve usability and conversion rates through data-driven analysis and recommendations. Atlas NetConversions provides our clients with a website analytics offering that can diagnose where within a website users drop out of the purchase process and then identify elements that need to be changed to improve conversion rates.

We provide the following Atlas technologies and services for managing digital marketing programs for small and mid-size businesses:

Atlas OnePoint. Atlas OnePoint is a provider of paid search management and optimization. Atlas OnePoint provides a single interface for clients to manage the results of all their active search entries and keywords side-by-side. The Atlas OnePoint system provides clients with a relevant comparison across search engines, letting them quickly determine which paid search marketing programs are working most effectively and how much revenue each program is generating. This allows clients to maximize their online marketing return on investment.

We provide the following Atlas technologies and services for select publishers:

Atlas Publisher. Atlas Publisher is a highly-scalable, ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers. Atlas Publisher can work as a stand-alone ad serving system or in conjunction with a publisher's existing system. As a feature-rich, analytically-sophisticated series of modules, the Atlas Publisher system simplifies the complexity publishers face when trying to serve direct marketers well.

Digital Performance Media

DRIVEpm and UK-based MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. We provide multiple services for managing behavioral targeting programs, including:

DRIVEpm's Selector and MediaBrokers' Cost Per Impression (CPM) Program. Selector and MediaBrokers' CPM program are targeting tools that allow clients to focus ad impressions on those users that fit a predetermined customer segment. We start by building a target profile using anonymous identifiers, which may be based on client website visits, web surfing behavior or other third-party data. When publisher advertising requests come to our ad serving system, the Selector or CPM system, depending on the client, determines if the user fits one of the pre-determined target profiles selected by our clients. If it does, an ad impression is served for that specific client to the user. If the user does not fit any client's target profile, the ad request is redirected back to other ad serving queues and Selector or CPM clients are not charged. Using Selector or CPM, clients can dramatically reduce the number of unnecessary impressions in their online advertising campaigns, thereby increasing efficiency and effectiveness.

DRIVEpm's Performance and MediaBrokers' Pay For Performance (PFP) Programs. DRIVEpm's Performance Program and MediaBrokers' PFP Program are service offerings that allow clients to control the costs of a desired action by paying on a cost per click or cost per action basis. Clients designate specific actions desired and only pay once the specified actions are achieved.

Sales and Marketing

We use a variety of marketing methods to build awareness of our digital marketing services and technologies in our target markets and to establish credibility and leadership in the marketplace. These methods include marketing materials, advertising, press coverage and other public relations efforts, direct marketing, trade shows, seminars and conferences, relationships with recognized industry analysts, partner programs and our websites.

Avenue A | Razorfish acquires clients primarily through a consultative approach, using our client service teams to propose integrated solutions for clients' Internet advertising and consulting needs. Atlas acquires clients primarily through its domestic and international sales force. Atlas OnePoint acquires clients primarily through advertising, client sign-ups on its website and trade shows. DRIVEpm and MediaBrokers primarily acquire new clients through referrals from existing Avenue A | Razorfish and Atlas clients and are developing a domestic and international sales force.

Competition

Our digital marketing services, offered by Avenue A | Razorfish, compete with interactive advertising agencies, traditional advertising agencies that perform Internet advertising and marketing as part of their services to clients, such as the Internet advertising arms of traditional advertising companies, and companies that provide marketing services, such as Digitas. We also compete in the digital marketing services market with several technology system integrators, such as IBM Global Solutions and Accenture. Our digital marketing technologies, through Atlas, compete with third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick. In addition, Atlas OnePoint competes with providers of search management capabilities, such as Did It and Bid Rank, and Atlas NetConversions competes with providers of website usability and effectiveness metrics tools, such as Keynote Systems, Optimost and Offermatica. Our digital performance media, through DRIVEpm and MediaBrokers competes with providers of performance media such as Advertising.com and Aptimus, Inc.

We believe that the principal competitive factors affecting the Internet advertising market are data analysis capabilities, client service, strategy, ad serving technology, functionality and price. We believe we compete adequately with respect to these factors. Our digital marketing services line of business provides a full-service range of services to meet the needs of any businesses wanting to effectively advertise and conduct business on the Internet. In particular, our digital marketing services include sophisticated data modeling techniques and dedicated client service teams that seek to employ the best methods, technologies and approaches to make client programs successful. Through our digital marketing technologies line of business, we offer advertising agencies and direct advertisers an efficient buy-side solution for managing effective, end-to-end online campaigns. Our integrated system features technology and services that include search management and rich media capabilities along with efficient supplier management, advanced optimization and other analytical tools, and expert support to make it simple to plan, deliver, analyze and manage fully integrated online advertising campaigns. Although we believe we currently compete adequately with respect to each of these factors, our ability to continue to compete favorably is subject to a number of factors identified in the section titled "Additional Factors That May Affect Our Business, Future Operating Results and Financial Condition" below.

Intellectual Property

To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with many of our employees and consultants, and confidentiality provisions in our vendor and client agreements. Despite these protections, third parties might obtain and use our technologies without authorization or develop similar technologies independently. The steps we have taken may not prevent infringement or misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We have obtained an issued U.S. trademark registration for, among others, "AQUANTIVE," "AVENUE A MEDIA," "AVENUE A," "BY MARKETERS. FOR MARKETERS.," "KNOW WHAT WORKS," "ATLAS" "ATLAS DMT," "NETCONVERSIONS," "I-FRONTIER," "RAZORFISH," "SBI" and the Avenue A logo. We also have applied for registration of a number of other marks, including: "ATLAS ARBITER," "ARBITER," "ATLAS ON DEMAND," "ATLAS ONEPOINT," "DRIVE PM" "DRIVE PERFORMANCE MEDIA," "ATLAS SOLUTIONS," and "PARTNER FOR RESULTS." We cannot assure you that any of our service mark applications will ultimately proceed to registration. Some of our pending applications or registrations may be successfully challenged by others or invalidated. We are aware of third parties that use marks or names, including Internet domain names, that are the same or similar to the name for which we have sought service mark protection. There may be other third parties using names similar to ours of whom we are unaware. If our service mark applications do not proceed to registration or if our service marks are invalidated because of prior third-party registrations, applications or rights, our use of these marks could be restricted unless we enter into arrangements with these third parties, which might not be available on commercially reasonable terms, if at all. Even if our service mark applications proceed to registration, our use of these marks could be restricted to the services set forth in our service mark applications.

We seek to protect our proprietary rights through patent protection, and have several pending patent applications in the United States for aspects of our technologies, processes and methods. However, we have not received any issued patents to date with the exception of an issued patent acquired in connection with our acquisition of SBI.Razorfish. We cannot assure you that our pending or future patent applications will be granted, that any future patent of ours will not be challenged, invalidated or circumvented, or that the rights granted under any future patent of ours will provide competitive advantages to us. If a blocking patent has issued or issues in the future to a third party and we are not able to distinguish our technologies, processes or methods from those covered under the patent, we may need to either obtain a license or develop non-infringing technologies, processes or methods with respect to that patent. We may not be able to obtain a license on commercially reasonable terms, if at all, or design around the patent, which could impair our ability to provide our services. We also cannot assure you that any proprietary rights with respect to our technologies will be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

Other parties have been issued patents that may cover some of the technologies, processes or methods we use. We cannot assure you that we will be able to distinguish our technologies, processes or methods from those covered under any of these third-party patents or that these patents would be invalidated if challenged. The patent field covering Internet-related technologies is rapidly evolving and surrounded by a great deal of uncertainty, and other patents or patent applications relating to the delivery of Internet advertising may exist of which we are unaware. Any claims that might be brought against us relating to intellectual property infringement may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and limit our ability to use the intellectual property subject to these claims. Even if we were to prevail, such litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be prevented from providing some of our services, including our core ad serving services, unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all.

Our technology enables us to collect and use data derived from user activity on the Internet. Although we believe that we have the right to use this information and to compile it in our databases, we cannot assure you that any trade secret, copyright or other protection will be available for this information. In addition, our clients and other parties may claim rights to this information.

Employees

As of December 31, 2004, we had 1,130 employees. We believe that we have good relationships with our employees. None of our employees is represented under a collective bargaining agreement or by a union. We believe that our future success will depend in part on our ability to attract, integrate, retain and motivate highly skilled personnel and upon the continued service of our senior management. Competition for qualified personnel in our industry can be intense, and we cannot assure you that we will succeed in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

Website Access to Reports

Our website address is aquantive.com and our periodic and current reports, and amendments to those reports, are available, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Additional Factors That May Affect Our Business, Future Operating Results and Financial Condition

You should carefully consider the following factors that may affect our business, future operating results and financial condition, as well as other information included in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

We are subject to risks frequently encountered by companies in the Internet marketing and advertising industry.

Our prospects for financial and operational success must be considered in light of the risks frequently encountered by companies in the Internet marketing and advertising industry. These risks include the need to:

- attract new clients and maintain current client relationships;
- achieve effective advertising campaign results for our clients;
- continue to expand the number of services and technologies we offer;
- successfully implement our business model, which is evolving;
- maintain our reputation and build trust with our clients; and
- identify, attract, retain and motivate qualified personnel.

If we do not successfully address these risks, our business could suffer.

We have a history of losses and may not maintain profitability.

We incurred net losses of $105.1 million for the period from our inception on July 1, 1997 through September 30, 2002. As of December 31, 2004, our accumulated deficit was $48.1 million. We expect to continue to make additional operating and capital expenditures and, as a result, we will need to generate additional revenue to maintain profitability, which we first achieved in the quarter ended December 31, 2002. If our revenue grows more slowly than we anticipate or declines, or if our operating expenses exceed our expectations, we may be unable to maintain profitability.

Our quarterly operating results are subject to fluctuations that may cause our stock price to decline.

Our quarterly operating results have fluctuated in the past and are likely to continue to do so in the future. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts, investors or us. If our operating results fail to meet these expectations, the market price of our common stock could decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict the future performance of our stock price.

Our operating results may fluctuate from quarter to quarter and we cannot assure you that we will be profitable in subsequent quarters.

Our revenue, expenses and operating results could vary significantly from quarter to quarter for several reasons, including:

- addition of new clients or loss of current clients;
- seasonal fluctuations in advertising spending;
- timing variations on the part of advertisers with regard to implementing advertising campaigns;
- changes in the availability and pricing of advertising space;
- timing and amount of our costs; and
- costs related to any possible future acquisitions of technologies or businesses.

We rely on a limited number of clients, and the loss of a major client or a reduction in a major client's Internet advertising or marketing budget could significantly reduce our revenue.

Our business would be harmed by the loss of any of our major clients, a reduction in the Internet advertising or marketing budgets of any of these clients or any significant reduction in revenue generated from these clients. Current clients may decide not to continue purchasing advertising or marketing services from us or may significantly reduce their advertising or marketing spending, and we may not be able to successfully attract additional clients. For example, in July 2003, a major client discontinued its use of most of our services. In addition, the non-payment of amounts due to us from one or more of our significant clients could harm our business.

Our client contracts have short termination periods, and the loss of a significant one of these contracts in a short period of time would harm our business.

We derive a significant portion of our revenue from the sale of advertising services under advertising campaign services contracts, all of which are terminable upon 90 days' or less notice. In addition, these contracts generally do not contain penalty provisions for termination before the end of the contract term. As a result of our acquisition of SBI.Razorfish, a significant portion of our revenue is now derived from the provision of Internet marketing and consulting services, which tend to be project based and terminable on short notice. The non-renewal, termination or deferral of a significant number of these contracts or the termination or deferral of engagements for Internet marketing and consulting services in any one period could cause an immediate and significant decline in our revenue and harm our business.

We buy inventory for our performance media business that has to be resold.

In our DRIVEpm performance media business we purchase publisher inventory that has to be resold. Generally, we purchase this inventory on a CPM basis, which means we pay based on the number of ad impressions we serve, and often sell it on a CPA basis, under which we are compensated only if a specific action (such as a sale of a customer's product) results from serving an ad. Our ability to resell this inventory at a profit depends on the price at which we bought it, the price that our customers are willing to pay for it, and the successful use of our technology. While we often negotiate relatively short-term "outs" to our purchase obligations, there can be no guarantees that we will be successful in selling the inventory profitably.

The Internet advertising or marketing market may deteriorate, or develop more slowly than expected, which could harm our business.

If the market for Internet advertising or marketing deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of the Internet, the commitment of advertisers and marketers to the Internet as an advertising and marketing medium, the willingness of our potential clients to outsource their Internet advertising and marketing needs, and our ability to sell technology services to advertising agencies. The Internet advertising and marketing market is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising, marketing and technology services is uncertain. Many of our current or potential clients have little or no experience using the Internet for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to Internet advertising or marketing. Also, we must compete with traditional advertising media, including television, radio, cable and print, for a share of our clients' total advertising budgets. Businesses, including current and potential clients, may find Internet advertising or marketing to be less effective than traditional advertising media or marketing methods for promoting their products and services, and therefore the market for Internet advertising, marketing and technology services may deteriorate or develop more slowly than expected. In addition, "filter" software programs are available that limit or prevent advertising from being delivered to an Internet user's computer. The widespread adoption of such software could significantly undermine the commercial viability of Internet advertising and seriously harm our business.

Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

We have completed several acquisitions, including: GO TOAST, a Denver-based provider of paid search management and optimization tools; NetConversions, a Seattle-based provider of website usability technology; SBI.Razorfish, a provider of internet marketing and consulting services; TechnologyBrokers, a UK-based company that resells Atlas technologies, and MediaBrokers, a UK-based company that provides performance media. We may in the future acquire or make investments in other businesses, or acquire products and technologies, to complement our current businesses. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, services and personnel of acquired businesses;
- ineffectiveness or incompatibility of acquired technologies or services;
- diversion of management's attention from other business concerns;
- unavailability of favorable financing for future acquisitions;
- potential loss of key employees of acquired businesses;
- inability to maintain the key business relationships and the reputations of acquired businesses;
- responsibility for liabilities of acquired businesses;
- inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and
- increased fixed costs.

Our business may be seriously harmed by third-party litigation against us relating to the collection and use of Internet user information.

We have been subject to class action lawsuits alleging, among other things, that our collection and use of Internet user information violates federal and state laws, and we may be subject to additional suits in the future. Class action litigation is often expensive and time-consuming, and the outcome of such litigation is often uncertain. Such lawsuits, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations. In addition, such lawsuits may require us to pay substantial damages or prevent us from conducting targeted advertising and aggregating data from our clients' advertising campaigns. Furthermore, several Internet-related companies, including some in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information, and we may be subject to similar claims. Such claims, and any other claim by a government entity or other third party against us regarding our collection and use of Internet user information, could seriously harm our business.

Privacy concerns could lead to legislative and other limitations on our ability to collect usage data from Internet users, including limitations on our use of cookie or action tag technology and user profiling.

Privacy concerns could lead to legislative and other limitations on our ability to conduct targeted advertising campaigns and compile data that we use to formulate campaign strategies for our clients. Our systems use "cookies" and "action tags" to track Internet users and their online behavior, which allows us to build anonymous user profiles. A cookie is a small file of information stored on a user's computer that allows us to recognize that user's browser when we serve advertisements. An action tag functions similarly to a banner ad, except that the action tag is not visible. Our action tags may be placed on specific pages of our clients' or prospective clients' websites. This enables us to measure an advertising campaign's effectiveness in driving consumers to take specific actions.

We are substantially dependent on cookie and action tag technology to target our clients' advertising campaigns and measure their effectiveness. Any reduction in our ability to use cookies or action tags or other means to build anonymous user profiles could harm our business. Such a reduction may result from several causes, including governmental action, technology or litigation. First, governmental bodies concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, action tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in Congress and many state legislatures. Other bills, which are intended to regulate spyware, may be drafted in such a way as to include technology like cookies and action tags in the definition of spyware, thereby creating restrictions that could reduce our ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy. Outside the United States, privacy concerns have led to legal and technical limitations on the use of cookies, action tags and user profiling. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and action tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has imposed its own laws limiting the use of user profiling, and other countries (both in and out of the European Union) may impose similar limitations. Second, users may limit or eliminate the placement of cookies on their computers by using third-party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades may also result in limitations on the use of cookies or action tags. Technologies like the Platform for Privacy Preferences (P3P) Project may limit collection of cookie and action tag information. In addition, third parties have brought class action lawsuits against us and other companies relating to the use of cookies, and we may be subject to similar lawsuits in the future. The results of such lawsuits could limit or eliminate our ability to use cookies and action tags. In certain instances at the request of some of our Avenue A | Razorfish clients, we collect personally identifiable information of Internet users. We disclose our information collection and dissemination practices in a published privacy statement on our web sites, which we may modify from time to time to meet operational needs or changes in the law or industry best practices. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law.

If our ability to use cookies or action tags or to build user profiles were substantially restricted, we would likely have to use other technology or methods that allow the gathering of user profile data in other ways in order to provide our services to our clients. This change in technology or methods could require significant reengineering time and resources, and might not be done in time to avoid negative consequences to our business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all.

Our business may be seriously harmed by litigation alleging violations of federal and state securities laws.

We and some of the underwriters of our initial public offering of common stock in February 2000 are defendants in a consolidated class action lawsuit that alleges violations of federal securities laws in connection with our initial public offering. Razorfish is similarly involved in this lawsuit relating to its public offering in April 1999. The claims in the lawsuit include, among other things, allegations of misrepresentations or failures to disclose alleged facts relating to the defendant underwriters' compensation and commissions in connection with our initial public offering and alleged agreements between the underwriters and their customers relating to future purchases of our stock and/or the stock of other companies. In 2004 we accepted a settlement proposal for this litigation. In February 2005 the court gave preliminary approval of the motion for approval of the settlement, over the objections of the co-defendant underwriters. The final settlement remains subject to a number of procedural conditions and cannot be assured. Class action litigation is often expensive and time-consuming, and the outcome of such litigation is often uncertain. Such lawsuits, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations. In addition, such lawsuits may result in the payment by us of substantial damages and may otherwise seriously harm our business.

We may be subject to patent infringement claims in the future, including claims that our ad serving technologies, processes or methods infringe the patents of other parties.

Patents have been issued to third parties that may cover some of the technologies, processes or methods that we use. We cannot assure you that we would be able to distinguish our technologies, processes or methods from those covered under any of these third-party patents or that these patents would be invalidated if challenged. The patent field covering Internet-related technologies is rapidly evolving and surrounded by a great deal of uncertainty, and other patents or patent applications relating to the delivery of Internet advertising may exist of which we are unaware.

Several companies in the Internet advertising field have brought patent infringement suits against competitors in connection with patents relating to ad serving technologies, and we expect this type of litigation to increase in the future. Any patent infringement claims brought against us may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and prevent us from using the intellectual property subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be prevented from providing some of our services, including our core ad serving services, unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all.

We may be subject to trademark infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using our trademarks.

Our use of our trademarks may result in infringement claims and other legal challenges, which could cause us to incur significant expenses, pay substantial damages and be prevented from using these marks. We are aware of third parties that use marks or names, including Internet domain names, that are the same or similar to the names for which we have sought trademark protection. There may be other third parties using names similar to ours of whom we are unaware. As a result of any infringement claims or challenges, we may incur significant expenses, pay substantial damages and be prevented from using our trademarks unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all. Use of our trademarks by third parties may also cause confusion to our clients and confusion in the market, which could decrease the value of our brand and harm our reputation.

In addition to patent and trademark claims, third parties may assert other intellectual property claims, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services.

In addition to patent and trademark claims, third parties may claim that we are infringing or violating their other intellectual property rights, including their copyrights and trade secrets, or otherwise challenge our intellectual property, which may cause us to incur significant expenses and, if successfully asserted against us, pay substantial damages and be prevented from providing our services. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or coexistence agreements. We may not be able to obtain such royalty, license or coexistence agreements on terms acceptable to us, if at all.

Failure of our services to perform properly or improper use of our services by our clients could give rise to legal claims against us or damage our reputation.

If our services fail to perform properly for our clients, we may be exposed to liability to our clients or to the customers for whom our clients used our services. In addition, our clients may use our technology-based services in a manner that fails to comply with applicable laws, including but not limited to laws and regulations surrounding the Internet. For example, because our services may be used by clients to transmit information over the Internet, our services might be used by clients to transmit information that violates laws or regulations, or to transmit negative messages, unauthorized reproduction of copyrighted material, inaccurate data, harmful applications or computer viruses to end-users in the course of delivery. Any claims made against us arising in connection with our clients' use of our services, regardless of their outcome, may cause us to incur significant expenses and divert the attention of our management and key personnel from business operations. In addition, such claims may require us to pay substantial damages, modify or discontinue some of our services and otherwise seriously harm our business and damage our reputation.

The loss of key personnel or any inability to attract and retain additional personnel could impair our ability to maintain or expand our business.

The loss of the services of members of our management team or other key personnel could harm our business. Our future success depends to a significant extent on the continued service of our key management, client service, product development, sales and technical personnel. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. Although we generally enter into non-competition agreements with our employees, our business could be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

Our business of delivering Internet professional services is dependent upon the expertise of highly skilled personnel. Accordingly, our future success also depends in large part on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel who can provide the Internet strategy, technology, marketing and creative skills required by our clients. If we fail to hire and retain a sufficient number of qualified client service, product development, sales and technical personnel, we may not be able to maintain or expand our business.

We may not be able to compete successfully in the market for Internet advertising.

The market for Internet advertising and consulting services is relatively new, yet competitive. In the digital marketing services segment, Avenue A | Razorfish competes with interactive advertising agencies, traditional advertising agencies that perform Internet advertising and marketing as part of their services to clients, and companies that provide marketing services, such as Digitas. We also compete in the digital marketing services market with several technology system integrators, such as IBM Global Solutions and Accenture. Our digital marketing technologies, through Atlas, compete with third-party ad serving companies and campaign management technology companies, such as DoubleClick and ValueClick. In addition, the Atlas OnePoint offering competes with providers of search management capabilities, such as Did It and Bid Rank, and Atlas NetConversions competes with providers of website usability and effectiveness metrics tools, such as Keynote Systems, Optimost and Offermatica. Our digital performance media, through DRIVEpm and MediaBrokers competes with providers of performance media such as Advertising.com and Aptimus, Inc.

Many of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. Also, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. In addition, several of our competitors have combined or may combine in the future with larger companies with greater resources than ours. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees and clients than we do. They could also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. They may also develop services that are equal or superior to our services or that achieve greater market acceptance than our services. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We cannot assure you that we will be able to compete successfully, and competitive pressures may harm our business.

In addition, our ability to maintain existing client relationships and generate new clients will depend to a significant degree on the quality of our services and our reputation among clients and potential clients, as compared with our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services or because our reputation is harmed for any other reason, our business could be negatively affected.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair our ability to serve advertisements, to acquire advertising space at favorable rates and to collect campaign data.

The consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers could harm our business. This type of consolidation could eventually lead to a concentration of desirable advertising space on a very small number of networks and websites. This type of concentration could substantially impair our ability to serve advertisements if these networks or websites decide not to permit us to serve, track or manage advertisements on their websites, or if they develop ad placement systems that are not compatible with our ad serving systems. These networks or websites could also use their greater bargaining power to increase their rates for advertising space or prohibit or limit our aggregation of advertising campaign data. In addition, concentration of desirable advertising space in a small number of networks and websites could diminish the value of our advertising campaign databases, as the value of these databases depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites.

Sustained or repeated system failures could significantly impair our operations and lead to client dissatisfaction.

Sustained or repeated system failures could significantly impair our operations and reduce the attractiveness of our services to our current and potential clients. The continuous and uninterrupted performance of our systems is critical to our success. Our operations depend on our ability to protect these systems against damage from fire, power loss, water damage, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts and similar unexpected adverse events. Clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them. In particular, the failure of our ad serving systems, including failures that delay or prevent the delivery of targeted advertisements to websites and advertising networks, could reduce client satisfaction and damage our reputation.

Our services are substantially dependent on certain systems provided by third parties over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity in the time frame required. Our ad serving systems and computer hardware are primarily located in the Seattle, Washington metropolitan area and in Weehawken, New Jersey, Dallas, Texas and London, England at facilities operated by Savvis, Inc. and MCI Worldcom Communications, Inc. Additionally, Speedera Networks Inc. provides content delivery for us at its facilities. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend upon Internet service providers that provide access to our services. In the past, we have occasionally experienced significant difficulties delivering advertisements to Internet advertising networks and websites due to system failures unrelated to our own systems. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could impair our ability to deliver advertisements and harm our business.

Clients may attempt to prohibit us from providing services to their competitors, limiting our business opportunities.

To use our services more effectively, clients often provide us with confidential business and marketing information. Many companies are wary of third parties having access to this information, because access by third parties increases the risk that confidential business and marketing information may become known, even if unintentionally, to these companies' competitors. These confidentiality concerns may prompt our clients to attempt to contractually prohibit us from managing the Internet advertising campaigns of their competitors. Limitation of our client base in a particular industry in this manner could limit the growth of our business.

Legislation, regulations or standards may be adopted or amended that could impair our ability to provide our services to clients or otherwise harm our business.

Legislation, regulations or standards may be adopted or amended that could impair our ability to provide our services to clients or otherwise harm our business. The legal and regulatory environment governing the Internet and Internet advertising is uncertain and may change. Laws, regulations and standards may be adopted or amended covering issues such as privacy, pricing, acceptable content, consumer protection and quality of products and services on the Internet. These laws, regulations and standards could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising medium. Also, due to the global nature of the Internet, it is possible that multiple federal, state or foreign jurisdictions might inconsistently regulate our activities or the activities of advertising networks or websites. Any of these developments could harm our business.

In addition, laws, regulations and standards may be adopted or amended relating to the taxation of our services. We received reporting instructions from Washington State tax authorities that require us to pay Washington State business and occupation tax on the media we purchase on behalf of our clients. We expect to assert administrative remedies with the Washington State tax authorities and evaluate tax strategies that might allow deduction of media purchases in connection with the measure of business and occupation tax. If these efforts are not successful, this business and occupation tax requirement, and any other tax-related requirements, could substantially increase our cost of conducting business.

In conjunction with third-party contractors, our service offerings include email advertising and marketing services. The market for email advertising and marketing in general is vulnerable to the negative public perception associated with unsolicited email. Federal, state and foreign governments have enacted legislation, including the CAN-SPAM Act of 2003 that limits or prohibits the use of unsolicited email and imposes liability on those that assist sending such email. The Federal Trade Commission, under the CAN-SPAM Act, is commencing rulemaking that may further limit the use of email for advertising. Government action, public perception or press reports related to solicited or unsolicited email could reduce the overall demand for email advertising and marketing in general and our email services in particular. The negative public perception surrounding providers and users of email advertising, which may include us and our clients, may also lead third party vendors and/or partners to choose not to work with us, or to discontinue current relationships. In addition, although our email delivery program is based on the email addressee's consent or other indication of willingness to receive such email where required by law, it is possible that laws, regulations or standards may be adopted or amended that may require us to change or discontinue our current practices or may subject us to liabilities. Furthermore, we may be the target of lawsuits or enforcement actions if a plaintiff or government agency believes that legal requirements regarding the delivery of email have not been followed by us, our clients or a third-party contractor or that emails have been received contrary to the email addressee's wishes. Any of these circumstances could harm our business.

We may not be able to adapt to rapidly changing Internet technology trends and evolving industry standards.

The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands, particularly in the areas of search marketing and rich media. The introduction of new products and services embodying new technologies and the emergence of new industry standards may render our services obsolete. Our future success will depend on our ability to adapt to rapidly changing technologies, enhance our existing Internet advertising services and develop and introduce a variety of new services to address our clients' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our services. In addition, any new services or enhancements must meet the requirements of our current clients and must achieve market acceptance. Material delays in introducing new services and enhancements may cause clients to discontinue use of our services and to use the services of our competitors.

Our stock price has been and may continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended March 4, 2005, the closing price of our common stock ranged from $7.56 to $11.06 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

- releases to the public of financial and other information about companies we have acquired;
- quarterly variations in our operating results;
- announcements by us or our competitors of new products or services, significant contracts, acquisitions or business relationships with other companies;
- publicity about our company, our services, our competitors or Internet advertising in general;
- additions or departures of key personnel;
- acquisitions or losses of significant clients;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of other publicly traded companies in general and, in particular, those that are Internet or advertising related.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been the subject of securities class action litigation in the past and may be the target of additional lawsuits in the future. Any securities class action litigation against us could result in substantial costs and divert our management's attention from business concerns, which could harm our business.

We have significant debt as a result of the sale of convertible notes.

As of June 30, 2004, we had no outstanding debt. In August and September 2004, we incurred $80.0 million of indebtedness through the sale of convertible notes, substantially all of the proceeds of which were used to repay in full certain indebtedness incurred in connection with the closing of the acquisition of SBI.Razorfish in July 2004. As a result of this indebtedness, we have substantial principal and interest payment obligations, which we previously did not have. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We may need additional financing in the future, which we may be unable to obtain.

We may need additional funds to finance our operations in the future, as well as to enhance our services, respond to competitive pressures or acquire complementary businesses or technologies. We may be unable to obtain financing on terms favorable to us, if at all. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, this may reduce the percentage ownership of our existing shareholders, and these securities might have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We rely on strategic relationships that could be terminated easily.

In the website design and development portion of our digital marketing services, we have a number of strategic relationships with leading hardware and software companies. The loss of any one of these strategic relationships would deprive us of the opportunity to gain early access to leading-edge technology, cooperatively market products with the vendor, cross-sell additional services and gain enhanced access to vendor training and support. Maintenance of our strategic relationships is based primarily on an ongoing mutual business opportunity and a good overall working relationship. The legal contracts associated with these relationships would not be sufficient to force the strategic relationship to continue effectively if the strategic partner wanted to terminate the relationship. In the event that any strategic relationship is terminated, our business may be negatively affected.

The infringement or misuse of intellectual property rights could harm our business.

We regard our intellectual property rights, such as copyrights, trademarks, trade secrets, practices and tools, as important to our success. To protect our intellectual property rights, we rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, acquisition targets and others. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend to offer our services. The steps we have taken to protect our intellectual property rights may not be adequate, third parties may infringe or misappropriate our intellectual property rights and we may not be able to detect unauthorized use and take appropriate steps to enforce our rights.

If we do not perform to our clients' expectations, we face potential liability.

Many of our consulting engagements regarding website design and development in our digital marketing services business involve the development, implementation and maintenance of applications that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of its services could injure our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for the failure. In addition, we possess technologies and content that may include confidential or proprietary client information. Although we have implemented policies to prevent this client information from being disclosed to unauthorized parties or used inappropriately, any unauthorized disclosure or use of this information could result in a claim for substantial damages. Contractual damages limitation provisions that we attempt to implement to limit our damages from negligent acts, errors, mistakes or omissions in rendering professional services may not be enforceable or may not otherwise protect us from liability for damages.

Many of our engagements are complicated projects that involve the use of new technology, which may make it difficult for us to perform to the satisfaction of our clients.

Clients often hire us for complex development engagements that they cannot complete themselves. These projects often involve the use of new technology that has not been extensively tested or used in actual applications. We attempt to negotiate appropriate provisions into our professional services agreements to protect us against unexpected delays or failures caused by this new technology, but we are often unable to do so. In any event, if we fail to successfully complete projects according to the agreed upon schedule and budget, our client relationships suffer, and our business could be adversely impacted.

Our business may suffer if we have disputes over our right to reuse intellectual property developed for specific clients.

Part of our business involves the development of software applications for discrete client engagements. Ownership of client-specific software is generally retained by the client, although we typically retain the right to reuse some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated, and disputes may arise that could adversely affect our ability to reuse these applications, processes and other intellectual property. These disputes could damage our relationships with our clients and our business reputation, divert our management's attention and have a material adverse effect on our business.

Our business may be harmed if we fail to accurately estimate the cost, scope, expectations or duration of a fixed fee engagement or fail to communicate changes to specifications to our clients.

The website design and development portion of our digital marketing services business performs some of its services on a fixed fee basis. Because of the complexity of many of these fixed fee engagements, accurately estimating the cost, scope, expectations and duration of a particular fixed fee engagement can be a difficult task. If we fail to appropriately structure one or more fixed fee engagements, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on a fixed fee engagement, this could harm our reputation and result in a loss on the engagement.

Our billable employees may be underutilized if clients do not retain our services, which could reduce our revenues and margins.

The website design and development portion of our digital marketing services business derives much of its revenue from projects that use billable employees. If clients who use our services fail to retain us for future projects or if clients or prospective clients delay planned projects, we may be unable to quickly reassign billable employees to other engagements so as to minimize under-utilization of these employees. This under-utilization could reduce our revenues and gross margins.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal controls. These Sarbanes-Oxley requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our directors, officers and other personnel. We are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls we could be subject to regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective.

ITEM 2. *PROPERTIES*

Our digital marketing services and digital performance media lines of business and corporate headquarters lease 60,708 square feet of office space in Seattle, Washington for its principal offices. This lease expires in October 2012. Our digital marketing services line of business also has significant offices in Chicago, Illinois, where it leases 23,597 square feet of office space and in New York City, where it leases office space in three locations, the largest being 12,500 square feet. The Chicago lease and the largest New York City lease expire in November 2011 and September 2007, respectively.

Our digital marketing technologies line of business leases 32,376 square feet of office space for its principal offices in Seattle, Washington. This lease expires in April 2009.

Our ad serving systems and computer hardware are primarily located at facilities operated by Savvis Inc. in the Seattle metropolitan area, Weehawken, New Jersey, and Dallas, Texas and by MCI Worldcom Communications, Inc. in London, England. Our agreement with Savvis Inc. expires in June 2005 with automatic one-year renewals. Our agreement with MCI has a three year term, expiring in May 2007.

ITEM 3. *LEGAL PROCEEDINGS*

Both aQuantive and Razorfish are defendants in consolidated securities class action complaints filed in the United States District Court for the Southern District of New York. These consolidated complaints are among over 300 similar consolidated class action lawsuits filed against underwriters and other issuers of stock in initial public offerings. The court has coordinated the cases under a single case number for pretrial proceedings.

aQuantive. The consolidated complaint against aQuantive was filed on or about April 19, 2002 and captioned *In re Avenue A, Inc. Initial Public Offering Securities Litigation.* This consolidated complaint relates to several previously filed class action complaints against us, the first of which was originally filed on or about June 15, 2001. Plaintiffs filed the consolidated complaint on behalf of themselves and all others who acquired our common stock between February 28, 2000 and December 6, 2000, pursuant or traceable to our prospectus dated February 28, 2000. The complaint also named as defendants Morgan Stanley & Co., Salomon Smith Barney, Inc., Thomas Weisel Partners, LLC, and RBC Dain Rauscher, Inc., certain of the underwriters of our initial public offering; Brian P. McAndrews, our President and Chief Executive Officer; Nicolas Hanauer, our Chairman of the Board; and Robert Littauer, our former Chief Financial Officer. The complaint contains the following purported claims against all defendants: (1) violation of 15 U.S.C. § 77k (Section 11 of the Securities Act of 1933), and (2) violation of 15 U.S.C. § 78j(b) (Section 10(b) of the Securities Exchange Act of 1934) and 17 C.F.R. § 240.10b-5 (Exchange Act Rule 10b-5). The complaint contains the following purported claims against the individual defendants alone: (1) violation of 15 U.S.C. § 77o (Section 15 of the Securities Act of 1933) and (2) violation of 15 U.S.C. § 78t(a) (Section 20(a) of the Securities Exchange Act of 1934). Plaintiffs seek monetary damages. The complaint alleges violations of federal securities laws in connection with disclosures contained in our prospectus dated February 28, 2000, for our initial public offering of common stock. The complaint alleges incorrect disclosure or omissions in our prospectus relating generally to commissions to be earned by the underwriters and certain allegedly improper agreements between the underwriters and certain purchasers of our common stock. It also alleges that the SEC and/or other regulatory authorities are investigating underwriting practices similar to those alleged in the complaint. We have no knowledge as to whether aQuantive or our initial public offering is the subject of any such investigation.

On July 15, 2002, the issuer defendants as a group filed a motion to dismiss the claims alleged in the consolidated complaints. On October 8, 2002, the court entered an order dismissing, without prejudice, all of the claims against Messrs. McAndrews, Hanauer and Littauer. On February 19, 2003, the court granted aQuantive's motion to dismiss the claims against us under Section 10(b) of the Securities Exchange Act of 1934 and denied our motion to dismiss the claims against us under Section 11 of the Securities Act of 1933.

By action of a special committee of disinterested directors (who were neither defendants in the litigation nor members of our Board of Directors at the time of the actions challenged in the litigation), we recently decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against us and Messrs. McAndrews, Hanauer and Littauer, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the consolidated IPO cases, and for the assignment or release of certain potential claims that we may have against the underwriters. We will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement on our behalf exceeds the amount of the insurance coverage, a circumstance that we believe is not likely to occur. The settlement is subject to a number of procedural conditions, described below.

Razorfish. The consolidated complaint against Razorfish was filed on April 19, 2002 and relates to its initial public offering in March 2000. The lawsuit also names certain of the underwriters of the IPO, including Credit Suisse First Boston Corp., BancBoston Robertson Stephens Inc., BT Alex. Brown Inc. and Lehman Brothers, Inc., as well as officers and directors Jeffrey A. Dachis, Craig M. Kanarick, Per I.G. Bystedt, Jonas S.A. Svensson, Susan Black, Carter F. Bales, Kjell A. Nordstrom and John Wren, as defendants. The complaint alleges that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received "excessive" commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Razorfish's stock. The complaint asserts claims against Razorfish and its officers and directors pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

As described above, on July 15, 2002, Razorfish, along with other issuer defendants in the coordinated cases, moved to dismiss the litigation. On February 19, 2003, the court ruled on the motions. The court denied Razorfish's motion to dismiss the claims against it under Rule 10b-5. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including Razorfish. In addition, the court granted the motion to dismiss the Rule 10b-5 claims as to individual defendants Jeffrey A. Dachis, Craig M. Kanarick, Per I.G. Bystedt, Jonas S.A. Svensson and Kjell A. Nordstrom. Razorfish's other officers named as individual defendants, Susan Black, Carter F. Bales and John Wren, signed a tolling agreement and were dismissed from the action without prejudice on October 9, 2002.

As described above, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers' insurance companies. On or about July 31, 2003, Razorfish conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of Razorfish and of the individual defendants for the conduct alleged to be wrongful in the consolidated complaint. Razorfish would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims Razorfish may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by Razorfish's insurance carriers.

Settlement Approval. In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to the underwriter defendants' objections to the settlement on August 4, 2004. The court granted the motion for preliminary approval, and now notice will be given to all class members of the settlement, a "fairness" hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be finally approved and implemented in its current form, or at all.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of our shareholders during the fourth quarter of the fiscal year ended December 31, 2004.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our Common Stock is traded on the Nasdaq National Market (symbol "AQNT"). The number of shareholders of record of our Common Stock at March 5, 2005, was approximately 400.

High and low bid quotations for our Common Stock as quoted on the Nasdaq National Market for the periods indicated are as follows.

	Stock Price	
Year	High	Low
Fiscal 2003 (ended December 31, 2003)		
First Quarter	$ 4.55	$2.50
Second Quarter	11.66	4.23
Third Quarter	12.30	7.26
Fourth Quarter	13.55	8.82
Fiscal 2004 (ended December 31, 2004)		
First Quarter	$13.40	$8.09
Second Quarter	11.42	9.23
Third Quarter	10.33	7.25
Fourth Quarter	11.10	7.28

We have never declared or paid any cash dividends on our Common Stock. We currently anticipate that we will retain all future earnings for use in the expansion and operations of our business and do not anticipate paying cash dividends in the foreseeable future.

On February 28, 2000, the SEC declared effective our Registration Statement on Form S-1 (Registration No. 333-92301) as filed with the SEC in connection with our initial public offering of common stock, par value $0.01 per share. As of December 31, 2004, we have used all of the net proceeds of the public offering primarily for general corporate purposes, including working capital and capital expenditures and the acquisition of SBI.Razorfish.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto and the information contained herein in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue	$157,937	$221,966	$132,650	$ 89,611	$194,665
Income (loss) from operations	26,546	9,495	(6,820)	(43,849)	(51,286)
Net income (loss)	$ 42,883	$ 11,784	$ (4,593)	$(39,984)	$(42,929)
Basic net income (loss) per share	$ 0.70	$ 0.20	$ (0.08)	$ (0.70)	$ (0.86)
Diluted net income (loss) per share	$ 0.62	$ 0.17	$ (0.08)	$ (0.70)	$ (0.86)
Shares used in computing basic net income (loss) per share	61,225	59,304	58,270	57,229	49,707
Shares used in computing diluted net income (loss) per share	69,412	68,354	58,270	57,229	49,707

	As of December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 24,555	$ 32,797	$ 32,248	$ 30,821	$ 38,888
Working capital	59,991	105,618	103,389	107,556	124,280
Total assets	386,223	200,759	157,726	144,811	198,305
Total long-term liabilities	83,466	1,288	—	1,555	3,556
Total liabilities	199,726	70,220	44,889	29,491	55,304
Total shareholders' equity	186,497	130,539	112,837	115,320	143,001

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The discussion in this Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Additional factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled "Factors that May Affect Our Business, Future Operating Results and Financial Condition", included elsewhere in this Annual Report. When used in this document, the words "believes," "expects," "anticipates," "intends," "plans" and similar expressions, are intended to identify certain of these forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

The information presented in this annual report on Form 10-K includes financial information prepared in accordance with Generally Accepted Accounting Principles (GAAP), as well as other financial measures that may be considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. As described more fully below, management believes these non-GAAP measures provide meaningful additional information about our performance. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP.

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with an introduction to aQuantive's lines of business and an overview of the significant highlights for the year ended December 31, 2004. This is followed by a discussion of the Critical Accounting Policies and Judgments that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning on page 28, we discuss our results of operations for 2004 compared to 2003 and 2002. Next we provide our outlook for 2005. We then provide an analysis of changes in our cash flows, and discuss our financial commitments in the section titled "Liquidity and Capital Resources."

Overview

We are a digital marketing services and technology company that helps marketers acquire, retain and grow customers across digital media. We are organized into three lines of business: digital marketing services, digital marketing technologies, and, digital performance media.

Reclassifications

Beginning in 2004, we moved revenue associated with a technology product for publishers, which was developed and managed by Avenue A | Razorfish and had been included in digital marketing services results in the past, to the digital marketing technologies segment. The results for 2003 and 2002 have been adjusted to reflect this change and to provide consistency with the 2004 presentation. In addition, beginning in 2004, we are now reporting all revenues derived from selling proprietary ad serving technologies through our digital marketing services line of business as part of revenue of Atlas and the digital marketing technologies line of business. The results for 2003 and 2002 have also been adjusted to reflect this change and provide consistency with the 2004 presentation.

Acquisitions and Comparability of Operations

Our results of operations for the year ended December 31, 2004 include the results of several acquisitions including NetConversions in February 2004, MediaBrokers, TechnologyBrokers and SBI.Razorfish in July 2004. The results of these acquisitions must be factored into any comparison of our 2004 results to the results for 2003 or 2002. See Note 3 of our consolidated financial statements as of and for the year ended December 31, 2004 for pro forma financial information as if these entities had been acquired on January 1, 2003 and 2004.

Digital Marketing Services

Effective January 1, 2004, Avenue A | Razorfish's clients are directly liable for the cost of media purchases pursuant to those contractual agreements. As a result, we began recording revenue generated under such contractual agreements on a net basis, which excludes the cost of media purchased for our clients.

In July 2004, we completed the acquisition of interactive advertising agency, SBI.Razorfish, an Internet marketing and consulting firm. Combined with interactive agency Avenue A, the resulting brand identity for the Company's agency business is now Avenue A | Razorfish. Avenue Avenue A | Razorfish offers advertisers a suite of digital marketing services to help clients use the Internet as an integrated online business channel. All our capabilities include a process anchored in strategy, user-centric design, dynamic technology platforms, channel integration and optimization. We provide digital marketing services, including media planning and buying, ad serving, campaign analysis, optimization, search engine marketing, creative and website development, customer targeting and email, using proprietary tools including Business Intelligence System, ChannelScope and BrandOptics.

Due to the contributions made as a result of the acquisition of SBI.Razorfish, new media and search clients, increased spending from existing clients, and the impact of these and other industry trends, our digital marketing services line of business experienced significant growth during the year ended December 31, 2004 resulting in revenues of $87.7 million, compared to $30.3 million in net revenue, which management believes is a non-GAAP financial measure, and which excludes the cost of media purchased for our clients, during the years ended December 31, 2003. See "Results of Operations" below for a reconciliation of revenue and cost of revenue as reported to net revenue and cost of revenue. Contributions to revenue made as a result of the acquisition of SBI.Razorfish were $40.8 million while the existing media and search business of Avenue A contributed $46.9 million to revenue during the year ended December 31, 2004. This represents a 55% increase in revenue from our existing media and search business during the year ended December 31, 2004. With the acquisition of SBI.Razorfish, our web development business accounts for the majority of the clients added during the year ended December 31, 2004, however the media and search portion of the business also experienced growth in customer base. As the integration of SBI.Razorfish progresses, we expect to see cross selling between the media, search and web development customer bases in the long term.

The digital marketing services line of business experienced a decrease in income from operations as a percentage of revenue, to $13.0 million of income from operations, or 14.8% of revenue, during the year ended December 31, 2004 compared to $5.2 million, or 17.1% of net revenue, during the year ended December 31, 2003. This decrease is primarily due to the lower operating margins generated by the web development portion of this business since the acquisition of SBI.Razorfish in July 2004. For the web development business, both the addition of new clients and increased spending from existing clients requires a proportionately greater increase in client support expense in order to fulfill the client contracts than our media and search business. Whereas, in general, for our media and search business, increased spending from existing clients requires only modest increases in client support costs, while the addition of new clients results in a more significant increase in client support costs. As such, we expect the margins generated by the web development portion of this business to be relatively lower than those of our existing media and search business. However, we have implemented long-term initiatives to improve the margins and profitability of the web development portion of this line of business and anticipate the income from operations to increase as a percentage of revenue near the level of industry standards of approximately 15% in the future.

Digital Marketing Technologies

Atlas provides digital marketing technologies to manage digital marketing programs and website effectiveness for advertising agencies and enterprise marketers, small and mid-size businesses and select publishers. We provide the following Atlas services for managing digital marketing programs:

- *Atlas Digital Marketing Suite,* an end-to-end solution for managing Internet advertising that consists of the Atlas Media Console, the Atlas Creative Management System, Atlas Delivery and Tracking Services and the Atlas Analysis and Optimization Engine;
- *Atlas Search,* an integrated search marketing and online campaign management toolset;
- *Atlas NetConversions,* a website usability tool that allows our clients to optimize their websites;
- *Atlas OnePoint,* a paid search management and optimization tool for small- to mid-sized marketers; and
- *Atlas Publisher,* a highly-scalable ad serving solution focused solely on helping publishers maximize revenue and lower costs associated with performance-focused advertisers.

Our Atlas business offers digital marketing solutions for advertising agencies and enterprise marketers, small and mid-size businesses and publishers. We provide agencies and enterprise marketers with online campaign management through our proprietary digital marketing management system known as the Atlas Digital Marketing Suite, search marketing utilizing Atlas Search and website optimization solutions utilizing Atlas NetConversions. In addition, our Atlas OnePoint service offering provides solutions for small and mid-size businesses through paid search management and optimization to improve their search engine marketing efforts. We also provide select publishers a technology product that enables them to increase revenue in connection with low value and unsold inventory through Atlas Publisher.

Our digital marketing technologies line of business increased revenues to $60.9 million during the year ended December 31, 2004, compared to $33.4 million during the year ended December 31, 2003. This was achieved primarily through the increased use of Atlas technology by existing clients and the contributions in revenue from new clients added during the year. In addition, the growth in revenue was a result of our new technology service offerings provided from the acquisition of NetConversions in February 2004, and GO TOAST in December 2003. As a result of the growth in revenue, our digital marketing technologies line of business generated $26.1 million of income from operations, or 42.9% of revenue, during the year ended December 31, 2004 compared to $11.6 million, or 34.8% of revenue during the year ended December 31, 2003. The increase in operating income as a percentage of revenue is due to the relatively low incremental cost of providing Atlas services to new clients. During the year ended December 31, 2004, we continued to integrate the technologies purchased to support our search engine and rich media capabilities and enhance our existing Atlas Digital Marketing Suite, resulting in an increase in product development expenses. With the new client additions and recent acquisitions, we experienced increases in cost of revenue, sales and marketing and general and administrative, which are necessary to support this growth.

Digital Performance Media

Digital performance media includes DRIVEpm and MediaBrokers. We purchased MediaBrokers in July 2004. DRIVEpm and MediaBrokers serve as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling that inventory to advertisers on a highly targeted basis. We provide the following services for managing behavioral targeting programs:

- *DRIVEpm's Selector and MediaBrokers' CPM Program,* targeting tools that allow our clients to focus ad impressions on those users that fit a predetermined customer segment; and

- *DRIVEpm's Performance and MediaBrokers' PFP Programs,* service offerings that allow our clients to control the cost of desired action by paying on a cost per action basis.

DRIVEpm offers both the Performance and Selector programs and MediaBrokers offers both the MediaBrokers PFP and CPM programs. Under the Performance and PFP programs, our clients designate specific actions desired and pay once the specified actions are achieved. Under the Selector and CPM programs, our clients can focus ad impressions on those users that fit a predetermined customer segment. Our digital performance media line of business had revenue of $9.4 million during the year ended December 31, 2004 and incurred $9.5 million in costs and expenses resulting in a $70,000 loss from operations. This business is in the early stage of development and as such, we expect increased growth and improved profitability in future periods.

Critical Accounting Policies and Judgments

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's most critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition for Fixed Price Contracts

Avenue A | Razorfish follows SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and recognizes revenue from fixed-fee consulting contracts as services are rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be less than or greater than the revenues recognized and are recorded as either unbilled receivable (an asset) or deferred revenue (a liability) in the consolidated financial statements.

The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

Revenue for all types of contracts is deferred in cases where we have not yet earned revenue but have billed the customer or received payment from the customer prior to providing the services. Revenue is recognized only when collection of the resulting receivable is reasonably assured.

Revenue also includes any reimbursements received from our clients related to expenses incurred by our employees in servicing our clients. Such expenses include airfare, mileage, meals and hotel stays.

Accounting for Acquisitions

Significant judgment is required to estimate the fair value of purchased assets and liabilities at the date of acquisition, including estimating future cash flows from the acquired business, determining appropriate discount rates, asset lives and other assumptions. Our process to determine the fair value of the non-compete agreements, customer relationships, developed technology and consulting service model includes the use of estimates including: the potential impact on operating results if the non-compete agreements were not in place; revenue estimates for customers acquired through the acquisition based on an assumed customer attrition rate; estimated costs willing to be incurred to purchase the capabilities gained through the developed technology and consulting service model; and appropriate discount rates based on the particular business's weighted average cost of capital. Our estimates of an entity's growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process.

Accounting for Goodwill

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist at the reporting unit level, to determine if the recorded goodwill is impaired. A reporting unit level is defined as an operating segment or one level below an operating segment. This determination requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the income method and is based on a discounted future cash flow approach that uses estimates including the following for the reporting units: revenue based on assumed market segment growth rates; estimated costs; and appropriate discount rates based on the particular business's weighted average cost of capital. Our estimates of market segment growth and costs are based on historical data, various internal estimates and a variety of external sources. In addition to being used in our goodwill impairment analysis, the same estimates are used in the planning for both our long-term and short-term business planning and forecasting. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis by comparison to available and comparable market data. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment of each reporting unit. During the fourth quarter of 2004, we completed our most recent review which did not result in the recording of an impairment charge. We will perform our next annual review during the fourth quarter of 2005. We may incur charges for the impairment of goodwill in the future if a reporting unit fails to achieve our assumed revenue growth rates or assumed operating margin results.

Accounting for Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance if deemed necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management's expectations, the estimated taxes payable could materially change, directly impacting the Company's financial position or results of operations.

Estimates and Assumptions Related to Financial Statements

The discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those affecting revenues, the allowance for doubtful accounts, allowance for sales credits, intangible assets, goodwill, state, local and federal income taxes and general business contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Washington State tax authorities issued a ruling in 2002 that permits us to exclude amounts paid by us to purchase media for clients that is ultimately billed to and paid for by clients, from the measure of Washington State business and occupation tax. We received reporting instructions from Washington State tax authorities that disallows this exclusion after periods beginning in February 2003. We have since implemented tax planning strategies that may mitigate any potentially adverse tax consequences resulting from this change.

The Company has been selected by the City of Seattle for a routine business and occupation tax audit. The period under audit is January 1, 1999 through September 30, 2003. The audit has not been completed. In managements' judgment, the Company has complied with the Seattle Municipal Tax Code. The tax audit could result in findings that materially change taxes payable, directly impacting our financial position or results of operations.

Results of Operations

The following table presents statements of operations data as reported for each of our lines of business for the years ended December 31, 2004, 2003 and 2002. Our discussion of revenue and cost of revenue for our digital marketing services segment also provides revenue and cost of revenue as if cost of media purchases were excluded (net revenue). Net revenue and cost of revenue for 2003 and 2002 are non-GAAP financial measures. We believe this net revenue and cost of revenue analysis facilitates a better comparison to results of our digital marketing services line of business in 2004 due to the contractual changes discussed previously.

Beginning January 1, 2004 all revenue from Avenue A | Razorfish is recorded net of media purchases. The results of any period are not necessarily indicative of results for any future period.

	Year Ended December 31, 2004				
	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses	Total
			(In thousands)		
Revenue	$87,653	$60,871	$9,413	$ —	$157,937
Costs and expenses:					
Cost of revenue	—	14,652	7,323	576(1)	22,551
Client support	65,505	—	1,730	—	67,235
Product development	—	6,188	—	—	6,188
Sales and marketing	1,628	7,268	—	—	8,896
General and administrative	6,253	6,660	430	7,870	21,213
Amortization of intangible assets	—	—	—	4,048	4,048
Client reimbursed expenses	1,260	—	—	—	1,260
Total costs and expenses	74,646	34,768	9,483	12,494	131,391
Income (loss) from operations	$13,007	$26,103	$ (70)	$(12,494)	$ 26,546
Interest and other income, net					1,925
Interest expense					875
Income before benefit for income taxes					$ 27,596
Benefit for income taxes					(15,287)
Net income					$ 42,883

	Year Ended December 31, 2003				
	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses	Total
			(In thousands)		
Revenue	$188,122	$33,355	$ 489	$ —	$221,966
Costs and expenses:					
Cost of revenue	157,857	9,351	501	—	167,709
Client support	20,586	—	96	—	20,682
Product development	68	3,925	—	—	3,993
Sales and marketing	803	4,108	—	—	4,911
General and administrative	3,626	4,362	—	5,809	13,797
Amortization of deferred stock compensation	—	—	—	1,103	1,103
Amortization of intangible assets	—	—	—	276	276
Total costs and expenses	182,940	21,746	597	7,188	212,471
Income (loss) from operations	$ 5,182	$11,609	$(108)	$(7,188)	$ 9,495
Interest and other income, net					3,197
Interest expense					33
Income before provision for income taxes					$ 12,659
Provision for income taxes					875
Net income					$ 11,784

	Year Ended December 31, 2002				
	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses	Total
			(In thousands)		
Revenue	$113,968	$18,682	$—	$ —	$132,650
Costs and expenses:					
Cost of revenue	91,430	6,519	—	—	97,949
Client support	13,635	—	—	—	13,635
Product development	—	6,931	—	—	6,931
Sales and marketing	1,327	3,992	—	—	5,319
General and administrative	3,811	5,427	—	3,133	12,371
Amortization of deferred stock compensation	—	—	—	2,718	2,718
Corporate restructuring charges				497	497
Amortization of intangible assets	—	—	—	50	50
Total costs and expenses	110,203	22,869	—	6,398	139,470
Income (loss) from operations	$ 3,765	$(4,187)	$—	$(6,398)	$ (6,820)
Interest and other income, net					3,736
Interest expense					129
Impairment of cost-basis investment					50
Net income (loss) before cumulative effect on prior years of change in accounting principle					$ (3,263)
Cumulative effect on prior years of change in accounting principle					(1,330)
Net (loss)					$ (4,593)

(1) For the year ended December 31, 2004, cost of revenue classified as unallocated corporate expenses relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions.

Revenue

The following table provides a reconciliation of revenue as reported in 2004, 2003 and 2002 to net revenue, which excludes the cost of media purchased for our Avenue A | Razorfish clients (in thousands):

	Total			Digital Marketing Services		
	2004	2003	2002	2004	2003	2002
Revenue, as reported	$157,937	$ 221,966	$132,650	$87,653	$ 188,122	$113,968
Less cost of media purchases	—	(157,857)	(91,430)	—	(157,857)	(91,430)
Net revenue	$157,937	$ 64,109	$ 41,220	$87,653	$ 30,265	$ 22,538

Revenue was $157.9 million during the year ended December 31, 2004 compared to $222.0 and $132.7 million during the years ended December 31, 2003 and 2002, respectively. Revenue increased in 2003 due to increased client spending and higher volumes of media purchased by digital marketing services on behalf of our Avenue A | Razorfish clients. Revenue decreased in 2004 as beginning on January 1, 2004, due to revised contractual arrangements with clients, digital marketing services generates all revenue under the net method, which excludes the cost of media purchased for our Avenue A | Razorfish clients. Prior to January 1, 2004 revenue was generated under the gross method and included the cost of media purchased for our Avenue A | Razorfish clients. The decrease in revenue attributable to recognizing revenue under the net method was offset by the contributions of the SBI.Razorfish acquisition.

Revenue was $157.9 million during the year ended December 31, 2004 compared to $64.1 million and $41.2 million in net revenue during the years ended December 31, 2003 and 2002, respectively. Net revenue increased during the years ended December 31, 2003 and 2004 due to acquisitions made in late 2003 and throughout 2004 in addition to increased product offerings, the addition of new clients and increased spending from our existing clients.

Revenue from digital marketing services increased to $87.7 million during the year ended December 31, 2004, from $30.3 million and $22.5 million in net revenue for the years ended December 31, 2003 and 2002, respectively. The increase in revenue is primarily attributed to the acquisition of i-FRONTIER in November 2002 and SBI.Razorfish in July 2004 and increases in revenue from contributions made by new clients and increased spending from existing clients. During the year ended December 31, 2004, SBI.Razorfish contributed revenue of $40.8 million to the digital marketing services line of business. Excluding the revenue generated from SBI.Razorfish, revenue from digital marketing services was $46.9 million during the year ended December 31, 2004. In addition to new media and search clients, we experienced strong spending from several existing large clients as they expanded their online advertising budgets. With the acquisition of SBI.Razorfish in July 2004, we also experienced a significant decrease in our client concentration compared to 2003 and 2002. During the year ended December 31, 2004, our top five clients generated 26% of our revenue compared to 62% and 71% during the year ended December 31, 2003 and 2002, respectively.

Revenue from digital marketing technologies increased to $60.9 million for the year ended December 31, 2004 from $33.4 million and $18.7 million for the years ended December 31, 2003 and 2002, respectively. The increase in revenue is primarily the result of increased use of the Atlas technology by existing customers combined with a consistent increase in client base over the past two years of both agencies and direct advertisers around the world. In addition, Atlas OnePoint and Atlas NetConversions contributed $7.4 million to revenue of digital marketing technologies during the years ended December 31, 2004 and none in 2003 and 2002.

Revenue from digital performance media was $9.4 million during the year ended December 31, 2004 and is comprised of the gross value of the advertising space that was purchased for our clients and our fee for providing such service. Digital performance media consists of our DRIVEpm operating unit that was formed during the quarter ended December 31, 2003 and launched as a separate line of business to the public during the quarter ended March 31, 2004. In addition, digital performance media includes MediaBrokers, which was acquired in July 2004. During the year ended December 31, 2004, MediaBrokers contributed revenue of $2.8 million to the digital performance media line of business.

Cost of revenue

The following table provides a reconciliation of cost of revenue as reported in 2004, 2003 and 2002 to net revenue, which excludes the cost of media purchased for our Avenue A | Razorfish clients (in thousands):

	2004	2003	2002
Cost of revenue, as reported	$22,551	$ 167,709	$ 97,949
Less cost of media purchases	—	(157,857)	(91,430)
Cost of revenue, exclusive of media purchases	$22,551	$ 9,852	$ 6,519

Cost of revenue was $22.6 million during the year ended December 31, 2004, compared to $167.7 and $97.9 million during the years ended December 31, 2003 and 2002, respectively. Cost of revenue increased in 2003 primarily due to increased media purchases as a result of increased client spending in our digital marketing services line of business. Cost of revenue decreased in 2004 as beginning on January 1, 2004, we revised our contractual arrangements with clients such that cost of media purchased for our Avenue A | Razorfish clients is excluded from revenue and cost of revenue resulting in no cost of revenue for our digital marketing services line of business in 2004. Prior to January 1, 2004, the cost of revenue was generated under the gross method and included the cost of media purchased for our Avenue A | Razorfish clients

Cost of revenue associated with our digital marketing technologies line of business consists primarily of the salaries and related expenses of the digital marketing technologies' client support personnel and personnel directly supporting the maintenance of our ad serving system. In addition, cost of revenue includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet. Cost of revenue associated with digital marketing technologies increased to $14.7 million for the year ended December 31, 2004 from $9.4 million and $6.5 million for the years ended December 31, 2003 and 2002, respectively. The increase in cost of revenue was primarily due to increased headcount associated with client support for our digital marketing technologies line of business. The increased headcount was a result of the acquisitions of Atlas OnePoint in December 2003, NetConversions in February 2004, TechnologyBrokers in July 2004 and additional client support personnel necessary to support new Atlas clients. As of December 31, 2004, there were 63 client support personnel associated with digital marketing technologies, including 16 Atlas OnePoint and NetConversions client support personnel, compared to 30 and 9 as of December 31, 2003 and 2002, respectively. In addition, there were 29 production support personnel as of December 31, 2004 compared to 26 and 20 as of December 31, 2003 and 2002.

Cost of revenue associated with our digital performance media line of business was $7.3 million for the year ended December 31, 2004, and relates to the cost of the advertising space that is purchased from websites to resell to our clients.

Client Support

Client support expenses associated with our digital marketing services line of business consist primarily of salaries and related expenses for client support personnel for our media, search and web development business, Avenue A | Razorfish. Client support expenses also include expenses for contractors retained for their specialized skill set to work on client projects. Client support expenses associated with digital marketing services increased to $65.5 million for the year ended December 31, 2004 from $20.6 million and $13.6 million for the years ended December 31, 2003 and 2002, respectively. The increase in client support expenses was primarily due to the acquisition of i-FRONTIER in November 2002, and SBI.Razorfish in July 2004. During the year ended December 31, 2004, SBI.Razorfish contributed $36.7 million in client support expenses associated with the digital marketing services line of business. In addition to the impact of the acquisition of SBI.Razorfish, the increase in client support expenses was due to increased salary and facilities expenses related to increased headcount necessary to support new clients and increased spending by existing clients. As of December 31, 2004 there were 813 client support personnel in our digital marketing services line of business, including 530 from the acquisition of SBI.Razorfish, compared to 213 and 113 as of December 31, 2002 and 2003, respectively.

Client support expenses associated with our digital performance media consist primarily of salaries and related expenses for client support personnel for DRIVEpm and MediaBrokers. As of December 31, 2004, there were 18 client support personnel in our digital performance media line of business, including 10 from the acquisition of MediaBrokers. Client support expenses associated with digital performance media were $1.7 million during the year ended December 31, 2004 compared to $96,000 during the year ended December 31, 2003.

Product Development

Product development expenses consist primarily of salaries and related expenses for product development personnel. In addition, product development expenses include the costs of software development and the costs incurred in preparing new versions of our Atlas Digital Marketing Suite for marketing to external clients. Product development expenses increased to $6.2 million for the year ended December 31, 2004 compared to $4.0 million and $6.9 million for the years ended December 31, 2003 and 2002, respectively. The increase in product development expenses in 2004 was primarily due to an increase in product development personnel as a result of the acquisition of GO TOAST in December 2003 and development efforts toward integration of our search management and ad serving technologies. The increase is also attributed to lower capitalization of certain direct costs incurred in the development of our Atlas Digital Marketing Suite. During the year ended December 31, 2004, we capitalized $934,000 of certain direct costs in accordance with the guidance provided in Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or obtained for Internal Use." Similarly, during the years ended December 31, 2003 and 2002, we capitalized $1.1 million and

$210,000, respectively, of such costs. The decrease in product development expenses in 2003 is due to the increase in capitalization of certain direct costs incurred in the development of our Atlas Digital Marketing Suite and changes in headcount as a result of the cost reduction programs initiated in late 2002 in which we terminated 16 product development personnel. As of December 31, 2004, there were 61 product development personnel compared to 42 and 32 as of December 31, 2003 and 2002, respectively.

Sales and Marketing

In general, our digital marketing services line of business acquires clients through a consultative approach using our existing client service teams. Sales and marketing expenses associated with our digital marketing services line of business consist primarily of salaries and related expenses for personnel dedicated entirely to the sales and marketing efforts of our interactive agency, Avenue A | Razorfish. In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows and the costs of advertising our services in trade publications. Sales and marketing expenses associated with digital marketing services increased to $1.6 million for the year ended December 31, 2004 from $803,000 and $1.3 million for the years ended December 31, 2003 and 2002, respectively. The increase in sales and marketing expenses was primarily due to the acquisition of SBI.Razorfish in July 2004. During the year ended December 31, 2004, SBI.Razorfish contributed $852,000 in sales and marketing expenses to the digital marketing services line of business. As of December 31, 2004 there were 10 sales and marketing personnel in our digital marketing services line of business, including 6 from the acquisition of SBI.Razorfish, compared to 3 and 2 as of December 31, 2003 and 2002, respectively.

Sales and marketing expenses associated with our digital marketing technologies line of business consist primarily of salaries and related expenses for our sales force, including an agreement with TechnologyBrokers to provide sales of the Atlas Digital Marketing Suite in the U.K. This agreement was ended in late July 2004 in connection with the acquisition of TechnologyBrokers. In addition, these expenses include salaries of marketing personnel and marketing costs such as trade shows and the costs of advertising our services on the Internet. Sales and marketing expenses associated with digital marketing technologies increased to $7.3 million during the year ended December 31, 2004, from $4.1 million and $4.0 million for the years ended December 31, 2003 and 2002, respectively. The increase in sales and marketing expenses was primarily due to an increase in sales and marketing efforts in order to gain increased acceptance in the marketplace, especially in Europe. Prior to July 2004, we contracted with TechnologyBrokers to provide sales support to Atlas in the United Kingdom, and, in turn, we paid commissions based on a specified percentage of qualifying revenues. Subsequent to the acquisition in July 2004, we no longer pay commissions to TechnologyBrokers. In addition, the increase is attributed to the addition of Atlas OnePoint and Atlas NetConversion's sales personnel and their related sales and marketing efforts. As of December 31, 2004 there were 28 sales and marketing personnel in our digital marketing technologies line of business compared to 18 and 18 as of December 31, 2003 and 2002, respectively.

General and Administrative

General and administrative expenses consist of the salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, insurance and other general corporate expenses such as rent for our corporate headquarters in Seattle. General and administrative expenses included in our digital marketing services, technologies, and performance media lines of business consist primarily of a direct allocation of these corporate costs based on several allocation methods including headcount and the percentage of revenue generated by the respective entity. General and administrative expenses increased to $21.2 million for the year ended December 31, 2004 from $13.8 million and $12.4 million for the years ended December 31, 2003 and 2002, respectively. The increase in general and administrative expenses was partially due to the acquisition of SBI. Razorfish in July 2004 in which we acquired certain general and administrative personnel and costs. During the year ended December 31, 2004, SBI.Razorfish contributed $1.4 million in general and administrative expenses. The increase in general and administrative expenses was also due to increased headcount necessary to support the growth of our operating units including costs associated with continued development and support of a new corporate financial system.

In addition, we experienced increased expenses associated with efforts to comply with the new corporate governance requirements, as well as increases in performance-based compensation expenses. As of December 31, 2004, there were 108 general and administrative personnel, including 25 from the acquisition of SBI.Razorfish, compared to 44 and 30 as of December 31, 2003 and 2002, respectively.

Amortization of Intangible Assets

Amortization of intangible assets relates to intangible assets primarily consisting of customer relationships purchased through various acquisitions. Amortization of intangible assets was $4.0 million and $276,000 during the years ended December 31, 2004 and 2003, respectively. The increase in 2004 was due to the acquisition of GO TOAST in December 2003, NetConversions in February 2004 and SBI.Razorfish, TechnologyBrokers and MediaBrokers in July 2004. Amortization of the intangible assets associated with purchased technology is recorded as a cost of revenue and was $576,000 during the year ended December 31, 2004. Estimated future amortization expense for i-FRONTIER, GO TOAST, SBI.Razorfish, TechnologyBrokers and MediaBrokers for the next five years and thereafter is as follows (in thousands):

2005	$ 8,033
2006	7,671
2007	6,626
2008	6,015
2009 and thereafter	7,881
	$36,226

Client Reimbursed Expenses

Client reimbursed expenses include all reimbursable project expenses billed to customers. The reimbursements received from clients for these expenses are also recorded as a component of revenue. We recorded $1.3 million of client reimbursed expenses for the year ended December 31, 2004 and none for the years ended December 31, 2003 and 2002. The increase in client reimbursed expenses during the year ended December 31, 2004 is due to the SBI.Razorfish acquisition.

Amortization of Deferred Stock Compensation

Amortization of deferred stock compensation consists of expenses related to employee stock option grants with option exercise prices below the fair value of our common stock as of the date of grant. Deferred stock compensation was being amortized on an accelerated basis over the four-year vesting period of the applicable options. There is no amortization expense for deferred stock compensation for the year ended December 31, 2004 as deferred stock compensation was fully amortized as of December 31, 2003. Amortization of deferred stock compensation was $1.1 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively.

Corporate Restructuring Charges

Corporate restructuring charges consist of severance costs and other expenses associated with our cost reduction program initiated during September 2002 when we terminated approximately 16 employees. Corporate restructuring charges for the year ended December 31, 2002 were $497,000 and related entirely to employee severance and benefits for terminated employees. There were no such charges for the years ended December 31, 2003 and 2004.

Interest and Other Income, Net

Net interest and other income consist primarily of earnings on our cash, cash equivalents and short-term investments, and foreign currency transaction exchange gains and losses. Interest and other income, net was $1.9 million, $3.2 million and $3.7 million for the years ended December 31, 2004, 2003, and 2002, respectively. The decrease in net interest and other income is primarily related to the decrease in cash, cash equivalents and short-term investments associated with our various acquisitions.

Interest Expense

Interest expense was $875,000, $33,000, and $129,000 during the years ended December 31, 2004, 2003 and 2002, respectively. During the year ended December 31, 2004, interest expense relates to the outstanding debt issued in connection with the acquisition of SBI.Razorfish in July 2004 which was subsequently paid off with a portion of the proceeds from the sale and issuance of new interest bearing convertible debt in August and September 2004. During the years ended December 31, 2003 and 2002, interest expense relates to an equipment term loan facility the Company borrowed under during November and December 1999 and July 2000. The Company repaid the outstanding principal and accrued interest in December 2002 and February 2003. The Company had no outstanding debt as of December 31, 2003.

Impairment of Cost Basis Investment.

During the year ended December 31, 2002, we recorded an impairment of cost-basis investment of $50,000 related to a minority investment in a private company.

(Benefit) Provision for Income Taxes

During the year ended December 31, 2004, we incurred a $15.3 million net benefit to provision for income taxes. This is comprised of a decrease to our valuation allowance offset by the income tax provision for the year ended December 31, 2004. This compares to a $875,000 income tax provision for the year ended December 31, 2003. At December 31, 2004, we had a federal net operating loss carryforward of approximately $55.8 million related to U.S. federal and state jurisdictions. Utilization of net operating loss carryforwards and research and development credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Net operating loss carryforwards begin to expire at various times commencing in 2017.

Cumulative Effect on Prior Years of a Change in Accounting Principle.

On January 1, 2002, we adopted SFAS No. 142 and completed a transitional impairment test for the intangible assets recorded in connection with the purchase of Avenue A/NYC LLC during September 1999. Upon adoption of SFAS No. 142, we reclassified all previously recorded intangible assets as goodwill, as those assets, related to workforce and customer base, did not meet the criteria under SFAS No. 142 for separate identification. Furthermore, as a result of the impairment test, we recorded an impairment charge of $1.3 million during the year ended December 31, 2002 that has been recognized as a cumulative effect on prior years of a change in accounting principle in the accompanying consolidated financial statements.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the net proceeds from private sales of equity securities, which raised $30.4 million through December 31, 1999, and our initial public offering of common stock, which raised $132.5 million during the first quarter of 2000. In addition, we issued $74.7 million in convertible debt to the sellers of SBI.Razorfish in connection with its acquisition in July 2004. This was subsequently paid off with the proceeds from the sale in September and August 2004 of $80.0 million in convertible senior subordinated notes due 2024.

As of December 31, 2004, we had cash and cash equivalents of $24.6 million, short-term investments of $34.7 million and $80 million of outstanding convertible debt.

Net Cash from Operating Activities

Net cash provided by operating activities was $38.9, $20.6 and $12.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. Our net cash provided by operating activities is primarily a result of our net income (loss) adjusted by non-cash expenses such as depreciation and amortization and changes in working capital components, which are influenced by the timing of cash collections from our clients and cash payments for purchases of media and other expenses.

The changes in working capital are significantly influenced by the increases in accounts receivable due to both the organic growth in the business and the new growth resulting from the recent acquisitions. Due to this growth, we have experienced changes in the composition of our accounts receivables and this change has increased the timing of cash collections from our clients. The growth in the business is also contributing to the increases in amounts owed for media and other purchases.

In addition to the effect of organic growth and growth from recent acquisitions on working capital, we believe that beginning in 2004, the change in the contractual terms with our clients influenced our cash flow from operating activities. The timing of payments for media purchases is now directly influenced by the timing of payment received from our clients for such media purchases. Under our prior Avenue A | Razorfish contract structure in 2003, we were liable for media purchases for our clients and the payment of publisher invoices was not dependent on receipt of payment from our clients. As such, during the year ended December 31, 2003, the cash generated from operating activities was influenced by the timing of payments received from clients. Effective January 1, 2004, under our new contract structure, Avenue A | Razorfish's clients are directly liable for media purchases and we are not contractually required to pay publisher invoices without previous payment from our client for that media purchase.

Net Cash from Investing Activities

Our investing activities include the purchase and sale of short term investments, purchases of property and equipment and the funding of acquisitions. Net cash used in investing activities was $55.2 million, $21.7 million and $7.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In accordance with our investment policy, we purchase primarily investment-grade marketable securities. Net cash from investing activities relates primarily to the timing of the purchases and sales of these marketable securities. During the year ended December 31, 2004 we had net sales of marketable securities of $55.0 million to meet funding requirements for the various acquisitions completed in 2004. During the years ended December 31, 2003 and 2002 we had net purchases of $3.1 million and $2.8 million, respectively. The increase in 2003 is due to increases in excess cash and cash equivalents available for reinvestment

Capital expenditures relate primarily to the purchase of computers and software for general operational purposes, including our ad serving capabilities and the development of our proprietary technology, and leasehold improvements for our facilities. During the year ended December 31, 2004, 2003 and 2002, capital expenditures were $12.3 million, $6.1 million and $2.2 million, respectively.

In February 2004, we purchased NetConversions for $4.6 million. We acquired $60,000 of cash and incurred acquisition costs of $136,000. An additional amount up to $550,000 in cash could be paid upon completion of certain post-closing requirements.

In July 2004, we purchased TechnologyBrokers and MediaBrokers for approximately $3.4 million. We acquired $348,000 of cash and incurred acquisition costs of $116,000. In addition, approximately $762,000 of excess working capital, as defined by the purchase and sale agreement, will be paid to the previous owners.

In July 2004, we purchased SBI.Razorfish for approximately $164.3 million, which includes $4.3 million in acquisition costs. The purchase was funded using $85.3 million in cash and $74.7 million in convertible debt.

In December 2003, we purchased GO TOAST for approximately $14.2 million. We acquired $47,000 of cash and incurred $145,000 in acquisition costs. Upon acquisition in 2003, we paid $12.4 million in cash and $1.3 million in common stock (139,669 shares at $9.43 per share). In 2004 upon completion of certain post closing requirements of the purchase and sale agreement, we paid an additional $200,000 to the previous owners.

In November 2002, we purchased i-FRONTIER for approximately $5.0 million. We acquired $2.0 million in cash and incurred $191,000 in acquisition costs. Upon acquisition in 2002, we paid $4.8 million to the previous owner and in 2004 we paid $176,000 upon completion of certain post closing requirements of the purchase and sale agreement. The purchase agreement provides for contingent payments in 2004 and 2006 which are determined based upon the operating results of i-FRONTIER through December 31, 2005. Based on the earnings results of i-FRONTIER for the years ended December 2002 and 2003, the first contingency payment earned by i-FRONTIER was $1.5 million and $715,000 of this amount was paid to i-FRONTIER's previous owner in October 2004 after offset with certain receivables.

Net Cash from Financing Activities

Our financing activities primarily relate to the proceeds from and payments made on notes payable and the proceeds from issuance of common stock through our stock option and employee stock purchase plans.

In 2002 and 2001, we entered into an equipment term loan facility totaling $5.5 million to finance the purchase of computer equipment used for general operational purposes. In 2003 and 2002, we paid $1.6 million and $2.0 million on these notes payable. As of December 31, 2003, we had no outstanding debt. In August and September 2004, we sold approximately $80.0 million in convertible senior subordinated notes, the proceeds of which were used to redeem 100% of the convertible notes issued in connection with the acquisition of SBI.Razorfish. In connection with the offering, we also paid $2.3 million in debt issuance costs. See discussion of interest and principal payments in Note 12 of our Notes to Consolidated Financial Statements.

Proceeds from the exercises of common stock options and issuance of common stock through our employee stock purchase plan were $5.1 million, $3.1 million and $926,000 for the years ended December 31, 2004, 2003 and 2002 respectively. The increase in proceeds each year is due to the increase in the fair value of our common stock, increased volume of stock option exercises and an increased employee base participating in our employee stock purchase plan.

With the acquisition of SBI.Razorfish, we have experienced a significant increase in operating expenditures, including the addition of interest expense associated with the $80.0 million in senior subordinated convertible notes. Interest costs will continue to result in a material use of our cash resources. We also estimate an increase in revenue in 2005 related to both traditional aQuantive service lines and new services provided through the acquisition of SBI.Razorfish. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and debt service for at least the next 12 months.

Commitments

As of December 31, 2004, we had material commitments related to our convertible debt and operating leases for office space and office equipment. In addition, we had material obligations related to ad content delivery services. The following are our contractual commitments and obligations as of December 31, 2004 (in thousands):

	Year Ended December 31,					
	2005	2006	2007	2008	2009 and thereafter	Total
Commitments:						
Operating leases	$4,477	$5,146	$4,332	$3,603	$ 7,822	$ 25,380
Sublease rental income	(190)	(190)	(48)	—	—	(428)
Ad content delivery services	1,311	27	9	—	—	1,347
Convertible debt (including interest payments)	1,760	1,800	1,800	1,800	108,800	115,960
Total commitments	$7,358	$6,783	$6,093	$5,403	$116,622	$142,259

The i-FRONTIER purchase agreement provides for future contingent payments in 2004 and 2006, which are determined based upon the operating results of i-FRONTIER through December 31, 2005. Any contingent payments will be recorded as goodwill when actual amounts are determined, due to the uncertainty of achieving these results. The calculation of the contingent payments is based upon a combination of a multiple of earnings through December 31, 2005 and an amount equal to the value of net assets at the date of acquisition. The agreement includes an interim payment based upon i-FRONTIER earnings during the two years ending December 31, 2003, which is partially refundable based upon i-FRONTIER earnings during the four years ending December 31, 2005. In October 2004, we paid the previous owner of i-FRONTIER consideration in the amount of $1.5 million for this interim payment. In the event that i-FRONTIER achieves results consist with management's estimates, we estimate that the final contingency payment will be between $22.0 million and $26.0 million and there is no maximum payment specified in the agreement.

The GO TOAST purchase agreement provides for future contingent payments in 2005 and 2006, which will be determined based upon the actual revenue results of GO TOAST through December 31, 2005. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. Any contingent payments will be recorded as goodwill. The agreement includes an interim payment based upon GO TOAST revenue during the year ending December 31, 2004 and a final payment based on revenue during the two years ending December 31, 2005. In the event that GO TOAST achieves results consist with management's estimates, we estimate the total contingency payments to be between $500,000 and $2.4 million with a maximum potential payment of $4.0 million.

The NetConversions purchase agreement provides for future contingent payments from 2004 to 2006 based on actual earnings results of NetConversions through January 31, 2006. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. The first contingency payment shall be paid after the month in which a certain operating income milestone is met and the second contingency payment shall be made in 2006 based upon the cumulative earnings of NetConversions through January 31, 2006. In the event that NetConversions achieves results consist with management's estimates, we estimate the total contingency payments will be between $375,000 and $1.1 million with a maximum potential payment of $2.5 million.

The TechnologyBrokers and MediaBrokers purchase agreement provides for future contingent payments, which shall be paid provided certain earnings thresholds are met through July 31, 2006. These payments will be recorded when the actual amounts are determined, due to the uncertainty of achieving these results. The payments will be adjusted based on actual earnings through July 31, 2006. In the even that TechnologyBrokers and MediaBrokers achieves results consist with management's estimates, we estimate these payments will be between $3.0 and $9.0 million and there is no maximum payment specified in the agreement.

2005 Outlook

In 2005, we expect the growth of the industry to continue, however at a somewhat slower rate than in 2004. While 2003 and 2004 online advertising growth was largely driven by search, we believe that in 2005 we will see growth driven by increases in the use of rich media (including video-targeting) and performance media. We believe the Company will benefit from this growth as we play key roles in these growth areas. In each of our businesses we expect to grow our customer bases, and will be targeting increased spending from existing customers. Although most of our revenue and profits will continue to be generated domestically, we expect to make more investments to support international growth. We believe that international markets represent long-term growth opportunities for us, and we anticipate greater international expansion. Accordingly, we anticipate revenues of $250.0 to $260.0 million in 2005, compared to $157.9 million in 2004. We anticipate adopting SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS 123R) in the three months ended September 31, 2005 and expect it to have a material impact on net income for the year ending December 31, 2005. See "Recent Accounting Pronouncements" below for additional information.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" under Note 2 of our consolidated financial statements as of and for the year ended December 31, 2004 for the pro forma net income (loss) and net income (loss) per share amounts, for the fiscal years ended December 31, 2004, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. The Company has completed a preliminary evaluation of the impact of adopting SFAS 123R and estimates that it will have a material impact on income from operations for the six months ended December 31, 2005. This estimate is based on preliminary information available to the Company and could materially change based on actual facts and circumstances arising during the six months ended December 31, 2005.

Other Events

In accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and our insider trading policy, Nicolas J. Hanauer, a cofounder of the Company and Chairman of the Company's Board of Directors, entered into a sales plan on February 25, 2005. The sales plan, which terminates in February 2006, provides for the sale of up to a maximum of 750,000 shares of common stock that he currently owns. Sales executed under this plan will be reported on Forms 4 as required under Section 16 of the Exchange Act.

In March 2004, Brian McAndrews, the Chief Executive Officer and a member of our Board of Directors, also adopted a 10b5-1 stock trading plan in accordance the Exchange Act and our insider trading policy. The sales plan, which terminates in December 2005, provides for the sale of up to a maximum of 500,000 shares of common stock that he currently owns or plans to acquire upon exercise of outstanding employee stock options. Sales executed under this plan will be reported on Forms 4 as required under Section 16 of the Exchange Act.

Messrs. Hanauer and McAndrews entered into their sales plans in order to diversify their investment portfolios. Rule 10b5-1 permits the implementation of a written prearranged plan entered into at a time when the insider is not aware of any material nonpublic information and allows the insider to trade on a regularly scheduled basis as specified in the plan regardless of any material nonpublic information thereafter received by the insider. These plans generally allow corporate insiders to gradually diversify holdings of stock while minimizing any market effects of such trades by spreading them out over an extended period of time. The shares subject to these sales plans constitute approximately 13% and 19% of the shares, including shares subject to issuance upon exercise of options, currently held by Messrs. Hanauer and McAndrews, respectively.

Except as required by law, by disclosing this information, we do not undertake to report modifications to or a termination of this trading plan, nor the establishment of future trading plans by these officers or other officers or directors of aQuantive.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term, investment-grade debt securities issued by corporations and U.S. government agencies. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

The following consolidated financial statements and supplementary data are included beginning on page 40 of this Report.

AQUANTIVE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
aQuantive, Inc.:

We have audited the accompanying consolidated balance sheets of aQuantive, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of aQuantive, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of aQuantive, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 15, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
aQuantive, Inc.:

We have audited management's assessment, included in the accompanying Management's report on internal control over financial reporting appearing under Item 9A that aQuantive, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired NetConversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers during 2004, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, NetConversions, SBI.Razorfish, TechnologyBrokers, and MediaBrokers's internal control over financial reporting associated with total assets of $189.8 million and total revenues of $48.9 million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of NetConversions, SBI.Razorfish, TechnologyBrokers, and MediaBrokers.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
March 15, 2005

AQUANTIVE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,555	$ 32,797
Short-term investments	34,692	90,458
Accounts receivable, net of allowances of $3,144 and $2,033 in 2004 and 2003, respectively	106,683	48,480
Other receivables	1,486	1,674
Prepaid expenses and other current assets	1,631	1,141
Deferred tax asset	7,204	—
Total current assets	176,251	174,550
Property and equipment, net	17,569	6,802
Goodwill	137,845	10,946
Other intangible assets, net	36,226	7,106
Other assets	1,045	1,355
Deferred financing costs, net	1,645	—
Deferred tax asset, net	15,642	—
Total assets	$386,223	$200,759
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 68,542	$ 50,097
Accrued liabilities	21,066	8,232
Pre-billed media	15,655	4,545
Deferred rent, current portion	603	285
Deferred revenue	10,394	5,773
Total current liabilities	116,260	68,932
Long-term accrued liabilities	456	—
Notes payable	80,000	—
Deferred rent, less current portion	3,010	1,234
Deferred tax liability	—	54
Total liabilities	199,726	70,220
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Convertible preferred stock, $0.01 par value; 21,084 shares authorized; 0 shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.01 par value; 200,000 shares authorized; 62,256 and 60,167 shares issued and outstanding at December 31, 2004 and 2003, respectively	623	602
Paid-in capital	233,898	220,637
Accumulated deficit	(48,099)	(90,982)
Accumulated other comprehensive income	75	282
Total shareholders' equity	186,497	130,539
Total liabilities and shareholders' equity	$386,223	$200,759

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2004	2003	2002
	(In thousands except per share amounts)		
Revenue	$157,937	$221,966	$132,650
Expenses:			
Cost of revenue (excludes deferred stock compensation of $0, $168, and $329, respectively)	22,551	167,709	97,949
Client support (excludes deferred stock compensation of $0, $632, and $1,253, respectively)	67,235	20,682	13,635
Product development (excludes deferred stock compensation of $0, $128, and $506, respectively)	6,188	3,993	6,931
Sales and marketing (excludes deferred stock compensation of $0, $62, and $267, respectively)	8,896	4,911	5,319
General and administrative (excludes deferred stock compensation of $0, $113, and $363, respectively)	21,213	13,797	12,371
Amortization of intangible assets	4,048	276	50
Client reimbursed expenses	1,260	—	—
Amortization of deferred stock compensation	—	1,103	2,718
Corporate restructuring charges	—	—	497
Total expenses	131,391	212,471	139,470
Income (loss) from operations	26,546	9,495	(6,820)
Interest and other income, net	1,925	3,197	3,736
Interest expense	875	33	129
Impairment of cost-basis investment	—	—	50
Net income (loss) before income taxes and cumulative effect on prior years of change in accounting principle	$ 27,596	$ 12,659	$ (3,263)
(Benefit) provision for income taxes	(15,287)	875	—
Net income (loss) before cumulative effect on prior years of change in accounting principle	$ 42,883	$ 11,784	$ (3,263)
Cumulative effect on prior years of change in accounting principle	—	—	(1,330)
Net income (loss)	$ 42,883	$ 11,784	$ (4,593)
Basic net income per share before cumulative effect on prior years of change in accounting principle	$ 0.70	$ 0.20	$ (0.06)
Cumulative effect on prior years of change in accounting principle	$ —	$ —	$ (0.02)
Basic net income (loss) per share	$ 0.70	$ 0.20	$ (0.08)
Diluted net income (loss) per share	$ 0.62	$ 0.17	$ (0.08)
Shares used in computing basic net income (loss) per share	61,225	59,304	58,270
Shares used in computing diluted net income (loss) per share	69,412	68,354	58,270
Comprehensive income (loss):			
Net income (loss)	$ 42,883	$ 11,784	$ (4,593)
Items of other comprehensive income (loss)	(207)	(275)	(79)
Comprehensive income (loss)	$ 42,676	$ 11,509	$ (4,672)

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Paid-In	Deferred Stock	Subscriptions	Accumulated	Accumulated Other Comprehensive Income	Total Shareholders'
	Shares	Amount	Capital	Compensation	Receivable	Deficit	(Loss)	Equity
				(In thousands)				
BALANCES, December 31, 2001	58,413	$584	$216,884	$(4,063)	$(548)	$ (98,173)	$ 636	$115,320
Repurchase of restricted stock	(59)	(1)	(61)	—	—	—	—	(62)
Reduction of deferred stock compensation — employee terminations	—	—	(229)	229	—	—	—	—
Amortization of deferred stock compensation	—	—	—	2,718	—	—	—	2,718
Compensation expense due to vesting accelerations	—	—	54	—	—	—	—	54
Compensation expense due to options issued to non-employees	—	—	80	—	—	—	—	80
Conversion of subscriptions receivable	—	—	—	—	268	—	—	268
Exercise of common stock options	564	6	693	—	—	—	—	699
Issuance of common stock — Employee Stock Purchase Plan	176	2	222	—	—	—	—	224
Repurchase of common stock	(714)	(7)	(1,785)	—	—	—	—	(1,792)
Unrealized loss on available for sale investments	—	—	—	—	—	—	(79)	(79)
Net loss	—	—	—	—	—	(4,593)	—	(4,593)
BALANCES, December 31, 2002	58,380	$584	$215,858	$(1,116)	$(280)	$(102,766)	$ 557	$112,837
Reduction of deferred stock compensation — employee terminations	—	—	(13)	13	—	—	—	—
Amortization of deferred stock compensation	—	—	—	1,103	—	—	—	1,103
Compensation expense due to vesting accelerations	—	—	3	—	—	—	—	3
Compensation expense due to options issued to non employees	—	—	352	—	—	—	—	352
Conversion of subscriptions receivable	—	—	—	—	280	—	—	280
Exercise of common stock options	1,412	14	2,577	—	—	—	—	2,591
Issuance of common stock — Employee Stock Purchase Plan	237	2	554	—	—	—	—	556
Issuance of common stock — Acquisition of GO TOAST	138	2	1,306	—	—	—	—	1,308
Unrealized loss on available for sale investments	—	—	—	—	—	—	(275)	(275)
Net income	—	—	—	—	—	11,784	—	11,784
BALANCES, December 31, 2003	60,167	$602	$220,637	$ —	$ —	$ (90,982)	$ 282	$130,539
Exercise of common stock options	1,869	20	3,774	—	—	—	—	3,794
Issuance of common stock — Employee Stock Purchase Plan	220	1	1,297	—	—	—	—	1,298
Reduction in valuation allowance related to stock option exercises prior to 2004	—	—	3,094	—	—	—	—	3,094
Tax benefit of exercise of common stock options	—	—	5,096	—	—	—	—	5,096
Unrealized loss on available for sale investments	—	—	—	—	—	—	(147)	(147)
Currency translation loss	—	—	—	—	—	—	(60)	(60)
Net Income	—	—	—	—	—	42,883	—	42,883
BALANCES, December 31, 2004	62,256	$623	$233,898	$ —	$ —	$ (48,099)	$ 75	$186,497

See accompanying notes to consolidated financial statements.

AQUANTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 42,883	$ 11,784	$ (4,593)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	9,317	3,795	4,773
Amortization of premiums on short-term investments	562	1,508	524
Amortization of deferred stock compensation	—	1,103	2,718
Non-cash compensation expense		635	402
Cumulative effect on prior years of change in accounting principle	—	—	1,330
Impairment of cost-basis investments and long-lived assets	—	—	50
Changes in operating assets and liabilities, net of balances from business acquired during the year:			
Accounts receivable, net	(31,059)	(22,977)	(5,554)
Other receivables, prepaid expenses and other current assets	(15)	(1,044)	72
Other assets	666	(512)	484
Accounts payable	13,532	19,968	13,632
Accrued liabilities and pre-billed media	13,894	1,792	(3,711)
Deferred revenue	3,203	3,019	2,066
Deferred rent	2,173	1,519	—
Deferred taxes	(16,302)	54	—
Net cash provided by operating activities	38,854	20,644	12,193
Cash flows from investing activities:			
Proceeds from sale of marketable securities	70,707	218,983	97,332
Purchases of marketable securities	(15,659)	(222,081)	(100,148)
Purchases of property and equipment	(12,312)	(6,075)	(2,168)
Acquisitions, less cash received of $408 in 2004, $47 in 2003, and $1,957 in 2002	(97,972)	(12,498)	(2,868)
Net cash used in investing activities	(55,236)	(21,671)	(7,852)
Cash flows from financing activities:			
Proceeds from issuance of convertible notes	80,000	—	—
Payments on notes payable (including payment of convertible debt associated with purchase of SBI.Razorfish in 2004 — see supplemental disclosure of non-cash investing activities below)	(74,697)	(1,569)	(1,986)
Payment of debt issuance costs	(2,255)	—	—
Proceeds from issuance of common stock and exercises of common stock options, net	5,092	3,145	926
Cash paid for repurchase of common stock and restricted stock	—	—	(1,854)
Net cash provided by (used in) financing activities	8,140	1,576	(2,914)
Net (decrease) increase in cash and cash equivalents	(8,242)	549	1,427
Cash and cash equivalents, beginning of year	32,797	32,248	30,821
Cash and cash equivalents, end of year	$ 24,555	$ 32,797	$ 32,248
Supplemental disclosure of cash flow information:			
Non-cash investing and financing activities:			
Subscriptions receivable	$ —	$ (280)	$ (268)
Cash paid for interest	$ 240	$ 33	$ 129
Income taxes paid	$ 951	$ 475	$ —
Supplemental disclosure of non-cash investing activities			
Issuance of convertible debt in connection with acquisition of SBI.Razorfish	$ 74,697	$ —	$ —

See accompanying notes to consolidated financial statements.

(In thousands, except per share amounts)

1. Organization and Operations of the Company

aQuantive, Inc. (the Company) provides digital marketing services, technologies, and performance media to businesses. The Company was founded on July 1, 1997 under the brand name Avenue A and incorporated on February 27, 1998 in Washington State. The Company's headquarters are located in Seattle,Washington. i-FRONTIER was acquired in November 2002, Atlas OnePoint (formerly GO TOAST) was acquired in December 2003, Atlas NetConversions (formerly NetConversions) was acquired in February 2004, and SBI.Razorfish , MediaBrokers and TechnologyBrokers were acquired in July 2004. The results of operations for the years ended December 31, 2002, 2003 and 2004 include the results of acquired businesses from their respective dates of acquisition. See Note 3 below for pro-forma information. In early 2005, the Company launched the rebranding of its collective digital marketing services offerings, including i-FRONTIER, as Avenue A | Razorfish and its collective digital marketing technologies offerings from Atlas DMT to Atlas.

The Company operates in three lines of business: digital marketing services, digital marketing technologies, and digital performance media. The Company's digital marketing services line of business, including interactive advertising agency Avenue A | Razorfish provides service offerings to clients that include Web advertising, Web site development, email services, strategic portal relationships, affiliate programs, customer targeting, analytical services, search engine marketing, and creative. The Company's digital marketing technologies line of business, including Atlas and the recently acquired Atlas OnePoint and Atlas NetConversions, provides a digital marketing management system to manage digital marketing programs and Web site effectiveness. The Company's digital performance media line of business, including DRIVEpm and MediaBrokers, serves as a liaison between online publishers and advertisers by buying blocks of online ad inventory from publishers and reselling the inventory to advertisers on a highly targeted basis.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income. The Company also records transactional gains and losses on amounts denominated in currencies other than the U.S. dollar. These transaction exchange gains and losses are included in net income.

Reclassifications

During 2004, the Company reclassified the salaries and related expenses of the digital marketing technologies' client support personnel and personnel directly associated with delivering advertisements over the Internet from client support to cost of revenue. The consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified to conform to the 2004 presentation. Certain other prior year amounts have been reclassified to conform to the 2004 presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangible assets and goodwill, valuation allowances for receivables, deferred income tax assets and liabilities, state and city taxes, contingencies and obligations related to employee benefits. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include demand deposits, money market accounts and all highly liquid debt instruments with maturity at purchase of three months or less.

Investments

The Company's short-term investments consist primarily of investment-grade marketable securities with maturities of less than two years. All of the Company's short-term investments have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses, when material, reported net-of-tax as a separate component of shareholders' equity. Fair value is determined based upon the quoted market prices of the securities. Realized gains and losses on the sale of available-for-sale securities or due to declines in value judged to be other than temporary are recorded in interest income, net. During the years ended December 31, 2004, 2003, and 2002, the gross realized gains and losses were not significant. The cost of securities sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest income. The Company's short-term investments consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004	$34,602	$208	$(118)	$34,692
December 31, 2003	$90,221	$341	$(104)	$90,458

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that the securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	Less than 12 Months		12 Months or Longer		Total	
Brokers/Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$7,242	$52	$10,165	$66	$17,407	$118

Mortgage-backed securities: The unrealized losses on investments in mortgage-back securities were caused by interest rate increases. The contractual cash flows of these securities were guaranteed by Fannie Mae and Freddie Mac. Because the decline in fair value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Financial Instruments and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable, accrued liabilities, pre-billed media and notes payable. Fair values of cash and cash equivalents approximate cost due to the short period of time to maturity. The fair values of financial instruments that are short-term and/or that have little or no market risk are considered to have a fair value equal to book value. Assets and liabilities that are included in this category include accounts receivable, other receivables, accounts payable, accrued liabilities, pre-billed media and notes payable.

The Company performs initial and ongoing evaluations of its customers' financial position, and generally extends credit, requiring collateral as deemed necessary. The Company maintains allowances for potential credit losses, which are based on factors such as historical write-off percentages, the current aging of accounts receivable, and customer specific and industry credit risk factors. The Company does not have any off-balance sheet credit exposures related to its customers.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment, furniture and fixtures, and software costs are amortized over three, five and three years, respectively. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the improvements using the straight-line method. Repair and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which provides accounting and reporting standards for acquired intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least annually. The Company adopted SFAS No. 142 on January 1, 2002 and completed a transitional impairment test for the intangible assets recorded in connection with the purchase of Avenue A/NYC LLC during September 1999. Upon adoption of SFAS No. 142, the Company reclassified all previously recorded intangible assets as goodwill, as those assets, related to workforce and customer base, did not meet the criteria under SFAS No. 142 for separate identification. Furthermore, as a result of the impairment test, the Company recorded an impairment charge of $1,300 that has been recognized as a cumulative effect of a change in accounting principle in the accompanying consolidated financial statements. This impairment charge impacted the Digital Marketing Services' segment. The Company performs an impairment test on all intangible assets, in accordance with the guidance provided by SFAS No. 142, at least annually, unless events and circumstances indicate that such assets might be impaired. The Company performed an impairment analysis on its goodwill during the quarter ended December 31, 2004 and determined that goodwill was not impaired. The Company will perform its next yearly impairment assessment of goodwill during the fourth quarter of 2005.

Long-lived assets

Intangible assets include identifiable intangible assets primarily consisting of customer relationships purchased through various acquisitions. Intangible assets are presented net of related accumulated amortization and are being amortized on a straight-line basis over two to seven years.

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Software Capitalization

The Company follows the provisions outlined in Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" related to the treatment of costs.

The Company capitalizes certain direct costs incurred developing internal use software. These costs are being amortized using the straight-line method over a three year estimated useful life, beginning when the software is ready for use. These amounts are included in property and equipment in the accompanying consolidated balance sheets.

Pre-billed Media

Pre-billed media represents amounts billed to customers by Avenue A | Razorfish for advertising space from publisher Web sites in advance of the advertisements being placed.

Subscriptions Receivable

In conjunction with the exercise of certain stock options by several executives of the Company, the Company received full recourse promissory notes in the amount of approximately $965 at December 31, 1999. In 2001, the Notes were amended to provide that one third of the original principal balance and interest outstanding would be forgiven on January 1, 2002, 2003, and 2004 if the officers continued to be employed by aQuantive on such dates. Accordingly, the Company amortized the principal balance over the three year period from 2001 through 2003. The amounts were entirely forgiven as of December 31, 2003.

Revenue Recognition

The Company follows Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," as updated by SAB 104, "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. In addition, SAB 104 integrates the guidance in Emerging Issues Task Force Issue (EITF) 00-21, "Revenue Arrangements with Multiple Deliverables." The Company also follows SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". In addition, the Company follows the final consensus reached by the EITF in July 2000 on EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Digital Marketing Services

The Company's digital marketing services business line, interactive advertising agency Avenue A | Razorfish, offers services to help clients use the Internet as an integrated online advertising and business channel. The service offering includes a process anchored in strategic marketing, user-centric design, dynamic technology platforms and channel integration and optimization. The agency's core services include media management, Website and Web application development, and ad creative. In addition, the agency also offers tools such as the Business Intelligence System, ChannelScope, BrandOptics, Customer Targeting, Email and Customer Insights.

Media management is comprised of several tasks including media planning and buying, ad serving, campaign analysis, optimization, and search engine marketing. Each of these tasks is executed on an ongoing basis, adding value throughout the duration of a campaign and representing only one deliverable to the client. Avenue A | Razorfish earns fees for media management in two different ways depending on the contractual terms with the client. The majority of revenue is earned based on the dollar amount of advertising space purchased on behalf of its clients. The Company recognizes this revenue as one accounting unit over the period of the campaign at the rate at which the advertising is delivered. Certain contractual agreements with clients are structured such that media management services are priced and earned on an hourly rate which is applied to the hours worked on each client. In this case, revenue is recognized as one accounting unit over the period of the campaign at the rate at which hours are worked.

In accordance with EITF 99-19, prior to January 1, 2004 the majority of Avenue A | Razorfish media management revenue was recognized under the gross method, which consists of the gross value of the Company's billings to the Company's clients and includes the price of the advertising space that the Company purchases from Web sites to resell to its clients. To generate revenue under gross method contracts, the Company purchased advertising space from publisher Web sites whereby it was the primary obligor to the arrangement and was solely responsible for payment even if the advertising space was not utilized by its clients or funds were not collected from its clients. Prior to January 1, 2004, the Company also recognized revenue for certain media management contracts under the net method. Beginning January 1, 2004, the Company revised its contractual arrangements with both is clients and publisher Web sites so that it generates most of its media management revenue under the net method. To generate revenue under net method, the Company buys advertising space from publisher Web sites on behalf of its clients as an agent and earns fees based on the dollar amount of advertising space the Company purchases. Under net method contracts, the Company is only financially liable to the publishers for the amount collected from its clients. This creates a sequential liability for media purchases made on behalf of clients.

Revenue from Website and Web application development and ad creative are derived from either fixed fee consulting contracts or from time and materials consulting contracts. Revenues derived from fixed-fee consulting contracts are recognized as services and rendered using the percentage-of-completion method with progress-to-complete measured using labor hour inputs and milestone outputs, as applicable. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Billings on uncompleted contracts may be greater than or less than the revenues recognized and are recorded as either unbilled receivables (an asset) or deferred revenue (a liability) in the accompanying combined financial statements. Revenues derived from time and materials consulting contracts are recognized as the services are performed.

Customer Targeting is priced based on the dollar amount of advertising space purchased on behalf of the client and is recognized over the period in which the campaign is delivered.

E-mail and Business Intelligence System are volume based, and revenue is generally recognized when impressions are delivered. The Company recognizes revenue from Search Engine Marketing programs based on either volume or as a subscription. Revenue from the volume-based service is generally recognized when impressions are delivered and revenue from the subscription-based service is recognized ratably over the service period. Revenue is generally recognized for ChannelScope and BrandOptics services under a proportional performance method of accounting. It is the Company's policy to recognize any loss on services as soon as management estimates indicate a loss will occur.

Digital Marketing Technologies

Our Digital Marketing Technologies segment encompasses our Atlas businesses. These include our Atlas Digital Marketing Suite, our Atlas Search and Atlas OnePoint search marketing toolsets, Atlas NetConversions web usability technology business, and our Atlas Publisher ad serving solution. Such services are recognized based on either volume or subscription except for Atlas NetConversions which is recognized using a proportional performance method of accounting. Revenue from the volume-based services is recognized based on the volume in the period of usage. Revenue from subscription-based services is recognized ratably over the service period.

Digital Performance Media

Digital performance media, which includes DRIVEpm and MediaBrokers, serves as a liaison between online publishers and advertisers by securing blocks of online ad inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. DRIVEpm offers both the Performance and Selector program and MediaBrokers offers both the MediaBrokers Pay For Performance (PFP) and MediaBrokers Cost Per Impression (CPM) programs. Under the Performance and MediaBrokers PFP programs, clients designate specific actions desired and pay once the specified actions are achieved. Under the Selector and MediaBrokers CPM programs, clients can focus ad impressions on those users that fit a predetermined customer segment.

Revenue for these programs is volume-based and generally recognized based on the volume in the period of usage. In accordance with EITF 99-19, revenue generated from digital performance media is recognized under the gross method, which consists of the gross value of digital performance media's billings to clients and includes the price of the advertising space that digital performance media purchases from Web sites to resell to its clients. To generate revenue under gross method contracts, the Company purchases advertising space from publisher Web sites whereby it is the primary obligor to the arrangement and is solely responsible for payment even if the advertising space is not utilized by its clients or funds are not collected from its clients.

All Segments

For all of the Company's lines of business, revenue is deferred in cases where the Company has not yet earned revenue but has billed the customer or received payment from the customer prior to providing the services. Revenue is recognized only when collection of the resulting receivable is reasonably assured.

Revenue also includes any reimbursements received from our clients related to expenses incurred by our employees in servicing our clients. Such expenses include airfare, mileage, meals and hotel stays. All reimbursable project expenses billed to customers are recorded as a component of revenues and all reimbursable project expenses incurred are recorded as a component of operating expenses.

The percentage of sales to customers representing more than 10% of consolidated revenues is as follows:

	December 31,		
	2004	2003	2002
Customer A	13%	32%	26%
Customer B	*	10%	21%
Customer C	*	*	12%

All customers that represent sales of more than 10% of consolidated revenues are included in both the digital marketing services and digital marketing technologies segments, as defined by SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information." The percentage of accounts receivable representing more than 10% of consolidated accounts receivable is as follows (if applicable):

	December 31,	
	2004	2003
Customer A	*	11%
Customer B	*	13%
Customer C	*	11%

* Less than 10%

Computation of Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per share has been calculated under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Unvested outstanding shares subject to repurchase rights are excluded from the calculation. During the year ended December 31, 2004, using the "treasury stock method," 1,405 common stock equivalent shares related to stock options are excluded in the calculation of diluted net income (loss) per share, as their effect is anti-dilutive. During years ended December 31, 2003 and 2002, common stock equivalent shares related to stock options were 2,535 and 12,827, respectively, and are excluded from the calculation of diluted net income (loss) per share, as their effect is anti-dilutive.

Accounting for Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance if deemed necessary. The determination of taxes payable for the current year includes estimates. In the event that actual results differ materially from management's expectations, the estimated taxes payable could materially change, directly impacting the Company's financial position or results of operations.

Cost of Revenue, Client Support, Product Development, Sales and Marketing, and General and Administrative

Cost of revenue consists primarily of the salaries and related expenses of the digital marketing technologies' client support personnel and personnel directly supporting the maintenance of our ad serving system. In addition, cost of revenue includes bandwidth and technology infrastructure costs associated with delivering advertisements over the Internet.

Client support expenses consist primarily of salaries and related expenses for client support personnel for our interactive advertising agency, Avenue A | Razorfish and performance media line of business, including DRIVEpm and MediaBrokers. Client support expenses also include expenses for contractors retained for their specialized skill set to work on client projects.

Product development expenses consist primarily of salaries and related expenses for product development personnel. In addition, product development expenses include the costs of software development and the costs incurred in preparing new versions of our Atlas Digital Marketing Suite for marketing to external clients.

The digital marketing services line of business acquires clients through a consultative approach using existing client service teams. Sales and marketing expenses consist of salaries and related expenses for personnel dedicated entirely to the sales and marketing efforts of our interactive advertising agency, Avenue A | Razorfish. These expenses also include the cost of the sales force for the digital marketing technologies line of business, including an agreement with TechnologyBrokers to provide sales of the Atlas Digital Marketing Suite in the U.K. This agreement was ended in late July 2004 in connection with the acquisition of TechnologyBrokers. In addition, sales and marketing expenses include professional service fees and marketing costs such as trade shows and the costs of advertising our services in trade publications and on the Internet.

General and administrative expenses consist of the salaries and related expenses for executive, legal, finance, human resource, corporate IT and administrative personnel, professional fees, and other general corporate expenses such as rent for our corporate headquarters in Seattle.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $716, $352, and $168 during the years ended December 31, 2004, 2003, and 2002, respectively.

Stock-Based Compensation

The Company has elected to apply the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25." in accounting for its stock option and employee stock purchase plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price or if options were issued to non-employees. The Company has recorded approximately $0, $352, and $80, as compensation expense for the issuance of non-qualified stock options to non-employees for the years ended December 31, 2004, 2003, and 2002 respectively.

The following table summarizes relevant information as to reported results under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation," had been applied:

	December 31,		
	2004	2003	2002
Net income (loss), as reported	$ 42,883	$11,784	$ (4,593)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax effect of $0, $0, and $0, in 2004, 2003 and 2002, respectively	—	1,103	2,718
Deduct: total stock-based compensation determined under fair value based method for all awards, net of tax effect of $3,977, $0 and $0 in 2004, 2003 and 2002, respectively	(6,221)	(8,429)	(10,031)
Add: Prior year's tax effects recognized in 2004	12,354	—	—
Pro forma net income (loss), fair value method for all stock-based awards	$ 49,016	$ 4,458	$(11,906)
Basic net income (loss) per share:			
As reported	$ 0.70	$ 0.20	$ (0.08)
Pro forma	$ 0.80	$ 0.08	$ (0.20)
Diluted net income (loss) per share:			
As reported	$ 0.62	$ 0.17	$ (0.08)
Pro forma	$ 0.71	$ 0.07	$ (0.20)

The fair value for options granted under the Company's stock option plans was estimated at the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

	December 31,		
	2004	2003	2002
Weighted average risk-free interest rate	3.35	3.20	3.83
Expected lives (in years from vest date)	1–4.5	1–4.5	1–4.5
Expected volatility	1.04	1.13	1.08

The fair value of the shares granted under the Company's employee stock purchase plan was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31,		
	2004	2003	2002
Weighted average risk-free interest rate	1.53	1.74	2.00
Expected lives (in years)	0.5-1.0	0.5-1.0	0.5-1.0
Expected volatility	0.66	0.75	1.08

Comprehensive Income (Loss)

The Company applies SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income (loss) consists of unrealized gains and losses on short term investments classified as available for sale by the Company during the years ended December 31, 2004 and 2003 and foreign currency translation loss for the year ended December 31, 2004 that have been excluded from net loss and reflected instead in equity.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" above for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. The Company has completed a preliminary evaluation of the impact of adopting SFAS 123R and estimates that it will have a material impact on income from operations for the six months ended December 31, 2005. This estimate is based on preliminary information available to the Company and could materially change based on actual facts and circumstances arising during the six months ended December 31, 2005.

3. Acquisitions

The following presents information regarding the Company's acquisitions for the years ended December 31, 2004, 2003 and 2002, including information about the allocation of purchase price from these transactions.

Acquisition of i-FRONTIER

Effective November 25, 2002, the Company acquired 100% of the stock of i-FRONTIER, Inc., a Philadelphia-based, full service interactive advertising agency. Management believes that the purchase of i-FRONTIER further enhances the Company's digital marketing services with the addition of a strong client portfolio, especially in the pharmaceutical industry, and creative and Web site development capabilities. In connection with the acquisition, the Company paid $5,000 in cash in exchange for all of the outstanding common stock of i-FRONTIER. The Company also incurred $191 in acquisition costs, for a total initial purchase price of $5,191. The purchase agreement also includes contingent payments in 2004 and 2006, determined based upon the earnings of the i-FRONTIER operating unit through December 31, 2005. Based on the earnings results of i-FRONTIER for the years ended December 2002 and 2003, the first contingency payment earned by i-FRONTIER was $1,500. This amount was recorded as an increase to goodwill during the three months ended December 31, 2004 and increased the total purchase price to $6,691 In the event that i-FRONTIER achieves results consistent with management's current forecasts, we estimate that the remaining future payment will range from $22,000 to $26,000. However, this payment will be adjusted based on actual earnings over the four years ending December 31, 2005 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payment, when and if made, will be recorded as goodwill. The i-FRONTIER service offering is included in the Digital Marketing Services segment and has been branded as Avenue A | Razorfish.

The acquisition was accounted for as a purchase and, accordingly, the results of operations of i-FRONTIER have been included in the consolidated financial statements commencing on the date of acquisition. Approximately $2,197 of the purchase price was allocated to a non-compete agreement, developed technology, and customer relationships which are being amortized on a straight-line basis over useful lives. The $3,792 of excess purchase price over net specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing services segment, all of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the estimated fair values of the assets and liabilities assumed at the date of acquisition were as follows:

Cash, receivables and other current assets	$ 5,623
Property and equipment, and other noncurrent assets	448
Other intangible assets	2,197
Goodwill	2,292
Current liabilities	(5,369)
	$ 5,191

Acquisition of GO TOAST

Effective December 12, 2003, the Company acquired 100% of the outstanding membership interests of Denver-based GO TOAST, LLC, a provider of paid search and optimization technology. Management believes that the purchase of GO TOAST further enhances the Company's digital marketing technology services with the addition of a technology solution for paid search management optimization and a strong client portfolio. In connection with the acquisition, the Company paid $12,600 in cash and $1,308 in common stock (138,669 shares at $9.43 per share) for all of the outstanding membership interests of GO TOAST, LLC and eonMedia, LLC. The Company also incurred $295 in acquisition costs, for a total initial purchase price of $14,203. The purchase agreement also includes future contingent payments in 2005 and 2006, which will be determined based upon the revenue of GO TOAST through December 31, 2005. In the event that GO TOAST achieves results consistent with management's current forecasts, the Company estimates that future payments will range from $500 to $2,400 with a maximum potential payment of $4,000. However, these payments will be adjusted based on actual revenue over the year ending December 31, 2005 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

The acquisition was accounted for as a purchase. The results of operations of GO TOAST for the 18 days after the purchase date were not material to the consolidated financial statements for the year ended December 31, 2003. Approximately $5,312 of the purchase price was allocated to non-compete agreements, developed technology, and customer relationships which are being amortized on a straight-line basis over useful lives of two, four, and five years, respectively. The $8,871 of excess purchase price over specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing technology segment, all of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the assets and liabilities assumed at the date of acquisition were as follows:

Cash, receivables, and other current assets	$ 434
Property and equipment, and other noncurrent assets	3
Other intangible assets	5,312
Goodwill	8,871
Current liabilities	(417)
	$14,203

Acquisition of NetConversions

Effective February 9, 2004, the Company acquired NetConversions, a provider of Web site usability technology and services for optimizing marketers' websites located in Seattle, Washington. The Company acquired NetConversions for its strong client portfolio and to further enhance the technology offerings of its Atlas operating unit with the addition of a technology and service that delivers data-driven analysis and recommendations for website performance that improves user experiences and increases bottom-line results. The Company paid $3,950 in cash in exchange for 100% of the stock of NetConversions. An additional $550 has been accrued as of December 31, 2004 and will be paid when certain post-closing requirements are met. The Company also incurred $136 in acquisition costs, for a total initial purchase price of $4,636. The purchase agreement also includes up to $2,500 in future contingent payments, a portion of which shall be paid after the months in which a certain operating income milestones are met and the remainder of which shall be paid in 2006 based upon the earnings of NetConversions through January 31, 2006. In the event that NetConversions achieves results consistent with management's current forecasts, the Company estimates that total future payments will range from $375 to $1,100. However, these payments will be adjusted based on actual earnings through January 31, 2006 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

The acquisition was accounted for as a purchase. Approximately $1,975 of the purchase price was allocated to other intangible assets which are being amortized on a straight-line basis over their useful lives. The $2,917 of excess purchase price over net specifically identifiable tangible liabilities and intangible assets was recorded as goodwill and was assigned to the digital marketing technology segment, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the net liabilities assumed at the date of acquisition was $256. Beginning February 9, 2004, the results of NetConversions are included in the consolidated results of the Company. The Net Conversions service offering is included in the Digital Marketing Technologies segment and has been branded as Atlas NetConversions.

Acquisition of SBI.RAZORFISH

Effective July 27, 2004, the Company acquired 100% of the outstanding stock of interactive advertising agency, SBI.Razorfish, an Internet marketing and consulting firm with offices across the United States.

Combined with interactive agency Avenue A, the resulting brand identity for the Company's core agency business is now Avenue A | Razorfish. The Company believes the acquisition combines the online advertising and Web site marketing service offerings of Avenue A and SBI.Razorfish in order to create one of the largest interactive agencies. The Company believes the acquisition will create a full-service offering to help acquire, retain and extend relationships with customers.

In connection with the acquisition, the Company paid SBI.Razorfish $85,300 in cash and issued approximately $74,700 in convertible notes (Notes). On August 24, 2004 and September 20, 2004, the Company sold $80,000 of convertible senior subordinated debt, the proceeds of which were used to redeem 100 percent of the Notes. See Note 13 of the consolidated financial statements for further discussion of the convertible debt. In connection with the acquisition, the Company incurred $4,318 in transaction related expenses, for a total initial purchase price of $164,318. Approximately $29,210 of the purchase price was allocated to customer relationships and tradename, which are being amortized on a straight-line basis over useful lives of six and two years, respectively. The $120,821 of excess purchase price over net specifically identifiable tangible and intangible assets was recorded as goodwill and was assigned to the digital marketing services segment, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the assets and liabilities assumed at the date of acquisition were as follows:

Accounts receivable	$ 24,388
Other receivables	211
Prepaid expenses and other current assets	379
Property and equipment, net	2,811
Goodwill	120,821
Other intangible assets	29,210
Other assets	344
Total assets	$178,164
Accounts payable	$ (4,130)
Accrued expenses	(8,174)
Deferred revenue	(1,245)
Deferred tax liability, net	(297)
Total liabilities	(13,846)
	$164,318

Acquisition of TechnologyBrokers and MediaBrokers

Effective July 2004, the Company acquired 100% of the outstanding shares of U.K.-based Goon.com, the parent entity of TechnologyBrokers, the European reseller of Atlas technology, and MediaBrokers, a performance-based media company. Prior to the acquisition, TechnologyBrokers was the sole provider of sales and client support for Atlas customers in Europe and subsequent to the acquisition it has been renamed Atlas Europe. MediaBrokers was founded in 2001, and like the Company's DRIVEpm business, serves as a liaison between online publishers and advertisers by buying blocks of online advertising inventory from publishers and reselling the inventory to advertisers on a highly targeted basis. In connection with the acquisition, the Company paid £1,800 (approximately $3,318) in cash in exchange for 100% of the stock of the parent entity of TechnologyBrokers and MediaBrokers. The Company also incurred $116 in acquisition costs, for a total initial purchase price of $3,434. The purchase agreement also includes future contingent payments, which shall be paid provided certain earnings thresholds are met through July 31, 2006. In the event Technology

Brokers and MediaBrokers achieve results consistent with managements' estimates, the Company estimates these payments will be between $3,000 and $9,000. These payments will be adjusted based on actual earnings through July 31, 2006 and only will be recorded when actually determined, due to the uncertainty of achieving these results. The future contingent payments, when and if made, will be recorded as goodwill.

The acquisition was accounted for as a purchase. Approximately $2,621 of the purchase price was allocated to other intangible assets which are being amortized on a straight-line basis over their useful lives. The $1,444 of excess purchase price over net specifically identifiable tangible liabilities and intangible asset was recorded as goodwill and was assigned to the digital marketing services and digital marketing technologies segments, none of which is expected to be deductible for tax purposes. Goodwill is not subject to amortization, but will be subject to periodic evaluation for impairment. In connection with the acquisition, the fair value of the net liabilities assumed at the date of acquisition was $639. Beginning July 27, 2004, the results of MediaBrokers and TechnologyBrokers are included in the consolidated results of the Company. The MediaBrokers service offering is included in the digital marketing services segment and the TechnologyBrokers service offering is included in the digital technologies segment and has been branded as Atlas Europe.

The components of specifically identifiable intangible assets acquired in the acquisitions above are as follows (no significant residual value is estimated for these assets):

	i-FRONTIER	GO TOAST	NetConversions	SBI.Razorfish	MediaBrokers/ TechnologyBrokers	Total
Non-compete agreement	$ 172	$ 16	$ 136	$ —	$ 42	$ 366
Customer relationships	1,785	3,237	679	27,900	2,579	36,180
Service process	—	—	406	—	—	406
Developed technology	240	2,059	754	—	—	3,053
Trade name	—	—	—	1,310	—	1,310
	$2,197	$5,312	$1,975	$29,210	$2,621	$41,315

The following table presents pro forma financial information as if the acquisitions described above took place on the first day of the fiscal year in which each acquisition occurred and the first day of the fiscal year prior to the actual fiscal year of acquisition. As such, the unaudited pro forma combined historical results of operations, as if i-FRONTIER and GO TOAST, had been acquired on January 1, 2002, GO TOAST, NetConversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers had been acquired on January 1, 2003, and NetConversions, SBI.Razorfish, TechnologyBrokers and MediaBrokers had been acquired on January 1, 2004 are as follows:

	2004	2003	2002
Total revenues	$219,029	$326,163	$140,747
Loss before cumulative effect of change in accounting principal			(3,031)
Net income (loss)	43,050	14,669	(4,361)
Basic net income (loss) per share	$ 0.70	$ 0.25	$ (0.07)
Diluted net income (loss) per share	$ 0.61	$ 0.21	$ (0.07)

The pro forma information does not purport to be indicative of the results that would have been attained had these events actually occurred at the beginning of the period presented and is not necessarily indicative of future results.

4. Intangible Assets

The components of other intangible assets are as follows:

	December 31, 2004	December 31, 2003
Customer relationships	$36,180	$5,022
Developed technology	3,053	2,299
Service process	406	—
Non-compete agreement	366	188
Trade name	1,310	—
	41,315	7,509
Less: Accumulated amortization	(5,089)	(403)
	$36,226	$7,106

During the years ending December 31, 2004, 2003 and 2002, the Company recorded additions to other intangible assets of $33,806, $5,312 and $2,197, respectively related to various acquisitions as described in Note 3 — Acquisitions. The components of intangible assets acquired during the years ending December 31, 2004, 2003 and 2002 are as follows. No significant residual value is estimated for these assets.

	2004 Amount	2004 Weighted Average Life	2003 Amount	2003 Weighted Average Life	2002 Amount	2002 Weighted Average Life
Non-compete agreement	$ 178	3 years	$ 16	2 years	$ 172	5 years
Customer relationships	31,158	6 years	3,237	5 years	1,785	7 years
Developed technology	754	3 years	2,059	4 years	240	3 years
Service process	406	3 years	—	—	—	
Trade name	1,310	2 years	—	—	—	
	$33,806	6 years	$5,312	5 years	$2,197	7 years

Intangible assets amortization expense was $4,048, $276 and $50 for the years ending December 31, 2004, 2003 and 2002, respectively. During the year ended December 31, 2004, $576 of amortization expenses was classified as cost of revenue and relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions

The estimated future amortization expense related to intangible assets, assuming no future impairment of the underlying intangible assets, as of December 31, 2004 is as follows:

	Customer relationships, non-complete agreements, trade name, and service process	Developed Technology	Total
2005	$ 7,194	$ 839	$ 8,033
2006	6,905	766	7,671
2007	6,134	492	6,626
2008	6,015	—	6,015
2009	5,185	—	5,185
2010	2,696	—	2,696
	$34,129	$2,097	$36,226

Amortization expense related to developed technology is recorded as cost of revenue and amortization expense related to all other intangible assets is recorded as amortization of intangible assets.

5. Goodwill

Changes in the carrying amount of goodwill for the years ending December 31, 2004 and 2003 by segment are as follows:

	Balance as of December 31, 2002	Acquisition/ Purchase Accounting Adjustments	Balance as of December 31, 2003	Acquisition/ Purchase Accounting Adjustments	Balance as of December 31, 2004
Digital marketing services	$2,292	$ —	$ 2,292	$122,322	$124,614
Digital marketing technologies	—	8,654	8,654	3,633	12,287
Digital performance media	—	—	—	944	944
	$2,292	$8,654	$10,946	$126,899	$137,845

6. Property and Equipment

As of December 31, 2004 and 2003, property and equipment consisted of the following:

	December 31, 2004	December 31, 2003
Computer equipment	$ 22,456	$ 15,141
Furniture and fixtures	1,530	623
Software costs	7,539	3,978
Leasehold improvements	5,225	2,916
	36,750	22,658
Less: Accumulated depreciation and amortization	(19,181)	(15,856)
	$ 17,569	$ 6,802

7. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	December 31, 2004	December 31, 2003
Current taxes	$ 6,111	$ 821
Deferred taxes	(21,398)	54
Provision for income taxes	$(15,287)	$ 875

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:

Year	December 31, 2004		December 31, 2003	
Federal Statutory Rate	$ 9,659	35.00%	$ 4,431	35.00%
Effect of:				
State income tax, net of federal benefit	874	3.17%	332	2.62%
Change in valuation allowance	(25,815)	(93.55)%	(3,888)	(30.71)%
Other, net	(5)	(0.02)%	—	—%
Total	$(15,287)	(55.40)%	$ 875	6.91%

The Company did not provide any tax provision or benefit for 2002 because it experienced operating losses from inception through 2002 and recorded full valuation allowance for the deferred tax assets.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes were as follows:

	Year Ended December 31,	
	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 20,335	$ 14,975
Capital loss carryforwards	995	893
Research & development credits	367	207
Alternative minimum tax credits	570	311
Allowance for doubtful accounts	598	470
Salary accruals	3,151	272
Stock options	5,505	—
Accruals, reserves, and other	3,454	3,990
Total deferred tax assets	34,975	21,118
Deferred tax liabilities:		
Purchased intangible assets	(10,548)	(54)
Fixed assets and other	(586)	—
Total deferred liabilities	(11,134)	(54)
Net deferred tax assets	23,841	21,064
Valuation allowance for deferred tax assets	(995)	(21,118)
Net deferred tax asset/(liability)	$ 22,846	$ (54)

Reclassifications have been made to the 2003 balances for certain components of deferred tax assets and liabilities in order to conform to the current year presentation.

The following table presents the breakdown between current and non-current net deferred tax assets (liabilities) (in thousands):

	December 31,	
	2004	2003
Current	$ 7,204	$ —
Non-current	15,642	(54)
Total	$22,846	$(54)

Through June 30, 2004 the Company has provided full valuation allowances on net deferred tax assets due to our history of operating losses. In the third quarter of 2004, the Company determined that it was more likely than not that certain deferred tax assets would be realizable in the foreseeable future; therefore, the Company removed its valuation allowance related to these deferred tax assets.

At December 31, 2004, the Company had a federal net operating loss carryforward of approximately $55,843 related to U.S. federal and state jurisdictions. The valuation allowance decreased by approximately $20,123 for the year ended 2004. $3,094 of this decrease was credited directly to shareholders equity representing the benefits associated with certain stock option exercises. The valuation allowance decreased approximately $4,485 for the year ended December 31, 2003 and increased $666 for the year ended December 31, 2002. Utilization of net operating loss carryforwards and research & development credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. As a result of the Company's acquisitions during 2004, a portion of the net operating loss and research & development carryforwards may be subject to annual limitations under Section 382. Net operating loss carryforwards begin to expire at various times commencing in 2017. Research and development credit carryforwards expire commencing in 2018.

The Company's income taxes payable have been reduced by the tax benefits associated with certain dispositions of employee stock options. For certain stock option exercises the Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders' equity and amounted to $5,096 for the year ended December 31, 2004.

8. Shareholders' Equity

Deferred Stock Compensation

Deferred stock compensation represents the difference between the fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized, in accordance with FASB Interpretation No. 28, on an accelerated basis over the vesting period of the applicable options (generally four years). Under this method, approximately 52% of the deferred stock compensation is recognized in the first 12 months, 27% in the second 12 months, 15% in the third 12 months and 6% in the fourth 12 months.

During the years ended December 31, 2004, 2003, and 2002 the Company did not record any additional deferred stock compensation and amortized $0, $1,103 and $2,718, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

Reserved for Future Issuance

The following shares of common stock have been reserved for future issuance as of December 31, 2004:

Employee stock options outstanding under the Plans	13,775
Employee stock options available for grant under the Plans	1,771
Employee stock purchase plan	383
	15,929

9. Stock Option and Employee Stock Purchase Plans

Stock Option Plans

The Company's stock option plans consist of the 1998 Stock Incentive Compensation Plan, the 1999 Stock Incentive Compensation Plan, and the 2000 Stock Incentive Compensation Plan (the Plans). Shares reserved under the Plans consist of 384 shares in the 2000 Stock Incentive Compensation Plan, 10,075 shares in the 1999 Stock Incentive Compensation Plan, and 15,525 shares in the 1998 Stock Incentive Compensation Plan. Any shares of common stock available for issuance under the 1998 Stock Incentive Compensation Plan that are not issued under that plan may be added to the aggregate number of shares available for issuance under the 1999 Stock Incentive Compensation Plan. The Company's Board of Directors or a committee thereof grants options at an exercise price of not less than the fair market value of the Company's common stock at the date of grant. In December 2002, the Company amended the 1999 and 2000 Plans, reducing the authorized shares by 1,952 and 878, respectively. In addition, the Company determined that the 2000 Stock Incentive Plan will terminate when all awards outstanding under the 2000 Stock Incentive Compensation Plan as of December 11, 2002 have been exercised or have terminated or expired according to their terms. Accordingly, no new options will be granted under the 2000 Stock Incentive Compensation Plan.

Options granted under the Plans are exercisable at such times and under such conditions as determined by the Board of Directors, but the term of the options and the right of exercise may not exceed 10 years from the date of grant. The stock options typically vest 20% in the first year and ratably over the following 12 quarters. The 1998 and 2000 Plans permit the exercise of unvested options. Unvested common stock purchased under the 1998 and 2000 Plans may be subject to repurchase by the Company at the option exercise price in the event of termination of employment. At December 31, 2004, 2003 and 2002, 0, 0 and 79 of the shares acquired under the Plans were subject to the Company's repurchase rights, respectively.

Option activity under the Plans was as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Balances, December 31, 2001	5,247	13,755	$3.21	
Reduction in authorized shares	(2,830)	—		
Granted	(1,219)	1,219	$2.64	$2.36
Exercised	—	(526)	1.24	
Cancelled	1,563	(1,621)	4.05	
Repurchased	48	—	1.13	
Balances, December 31, 2002	2,809	12,827	$3.14	
Granted	(2,533)	2,533	5.12	$4.42
Exercised	—	(992)	1.34	
Cancelled	469	(498)	4.04	
Balances, December 31, 2003	745	13,870	$3.59	
Increase in authorized shares	2,800	—		
Granted	(2,734)	2,734	9.08	$7.73
Exercised	—	(1,869)	2.03	
Cancelled	960	(960)	5.86	
Balances, December 31, 2004	1,771	13,775	$4.73	

In addition to the options noted above, during the years ended December 31, 2004, 2003 and 2002, 0, 420 and 30 options were exercised outside of the Plan. These options were issued to employees of Avenue A/NYC LLC as part of the acquisition during 1999. As of December 31, 2003 all options related to this acquisition had been exercised.

The following information is provided for options outstanding and exercisable at December 31, 2004:

	Outstanding		
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Exercisable Number of Options
$0.07 to 1.09	332	4.46	307
1.09 to 1.14	1,293	6.41	1,290
1.14 to 1.25	1,112	6.15	1,017
1.25 to 1.27	1,321	4.70	1,321
1.27 to 1.49	1,739	6.93	1,230
1.49 to 3.00	2,387	7.03	1,341
3.00 to 8.00	2,234	6.09	1,856
8.00 to 34.50	3,357	8.57	734
	13,775	6.83	9,096

The options outstanding at December 31, 2004 have a weighted average remaining contractual life of approximately 6.83 years. Of these options, 9,096, 8,684, and 6,335, are exercisable as of December 31, 2004, 2003, and 2002, respectively, with exercise prices ranging from $0.07 to $34.50.

Employee Stock Purchase Plan

In 1999, the Board of Directors and shareholders approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the 1999 Purchase Plan). The Company has reserved a total of 1,390 shares of common stock for issuance under the 1999 Purchase Plan. The shares under the 1999 Purchase Plan increase annually starting on the first day of the Company's fiscal year beginning in 2001 by an amount equal to the lesser of (i) 750 shares of common stock, (ii) 2% of the adjusted average common shares outstanding of the Company used to calculate fully diluted earnings per share for the preceding year, or (iii) a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 20% of base cash compensation. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable semi-annual offering period or on the last day of the respective purchase period. During 2004, 2003 and 2002, employees purchased 220, 237 and 177 shares, respectively under the 1999 Purchase Plan. As of December 31, 2004, there are 383 shares available for purchase under the 1999 Purchase Plan.

10. Commitments and Contingencies

Operating Leases

The Company has various non-cancelable operating leases, including building and equipment that expire at various times through 2012. Future minimum lease payments as of December 31, 2004 are as follows:

2005	$ 4,477
2006	5,146
2007	4,332
2008	3,603
2009	2,784
2010 and thereafter	5,038
	$25,380

Rent expense under operating leases totaled approximately $4,926, $2,865, and $3,027, for the years ended December 31, 2004, 2003 and 2002, respectively. Sublease income totaled approximately $140, $161, and $61 for the years ended December 31, 2004, 2003, 2002, respectively.

Other Commitments

In addition to the operating leases described above, the Company has multiple agreements with third parties to house the Company's ad serving equipment and for ad content delivery with terms ranging from approximately one to three years. For the years ended December 31, 2004, 2003 and 2002, total rent expense approximated $1,100, $477 and $391 and total ad content delivery expense approximated $2,200, $1,400 and $982, respectively. The future minimum commitments under the agreements to house the Company's ad serving equipment and for ad content delivery services are $1,311, $27 and $9 during the years ending December 31, 2005, 2006 and 2007 respectively.

Legal Proceedings

The Company, along with some underwriters, is currently the subject of a class lawsuit alleging violations of the federal securities laws in connection with disclosures contained in the Company's prospectus for its initial public offering of common stock in February 2000. SBI.Razorfish is similarly involved in this lawsuit relating to its public offering in April 1999. The Company may be subject to additional suits in the future regarding alleged violations of the federal securities laws, regarding its use of intellectual property or regarding its collection and use of Internet user information. Furthermore, several Internet-related companies, including some in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information, and the Company may be subject to similar claims. The pending lawsuits could seriously harm the Company's business. In addition, any future claim by a government entity or other third party against the Company regarding alleged violations of the federal securities laws, regarding its use of intellectual property or regarding its collection and use of Internet user information could seriously harm the Company's business.

11. Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators used in computing basic and diluted income (loss) per share:

	Year Ended December 31,		
	2004	2003	2002
Net income (loss) (numerator for basic)	$42,883	$11,784	$(4,593)
Add: Interest expense on convertible notes	438	—	—
Adjusted net (loss) income (numerator for diluted)	43,322	11,784	(4,593)
Shares (denominator for basic and diluted):			
Gross weighted average common shares outstanding	61,225	59,324	58,473
Less: Weighted average common shares subject to repurchase	—	20	203
Shares used in computation of basic net income (loss) per share	61,225	59,304	58,270
Add: Dilutive effect of employee stock options	5,639	9,050	—
Add: Dilutive effect of convertible debt	2,548	—	—
Shares used in computation of diluted net income (loss) per share	69,412	68,354	58,270
Basic net income (loss) per share	$ 0.70	$ 0.20	$ (0.08)
Diluted net income (loss) per share	$ 0.62	$ 0.17	$ (0.08)

At December 31, 2004, 2003, and 2002, options to purchase 1,405, 2,535 and 13,247 (including 420 options outstanding outside of the Plan), and 0, 0, and 79 shares of common stock subject to repurchase rights, respectively, were outstanding but were not included in the computation of diluted earnings per share as their inclusion would be antidilutive.

12. Debt

Convertible Debt

In connection with the acquisition of SBI.Razorfish, the Company issued $74,700 in convertible notes (Notes) to former SBI.Razorfish owners. The Notes were subsequently fully paid off with the proceeds of the sale of convertible senior subordinated notes in the aggregate principal amount of $80,000 in a private placement in August and September 2004. The convertible senior subordinated notes bear interest of 2.25 percent per year, payable semi-annually, and are convertible into the Company's common stock at a conversion price of $12.98 per share. On or after August 15, 2009, the Company may at its option redeem all or a portion of the notes for cash at a redemption price equal to 100 percent of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, on each of August 15, 2009, August 15, 2014, and August 15, 2019, holders may require the Company to purchase all or a portion of their notes for cash at 100 percent of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. As of December 31, 2004, outstanding convertible debt was $80,000.

Notes Payable

During each of November and December 1999, the Company borrowed $500 under an equipment term loan facility. Interest is accrued on the outstanding balances at a per annum rate of one percentage point above the Prime Rate. During July 2000, the Company borrowed an additional $5,000. Interest is accrued on the outstanding balance at the Prime Rate. The loans are secured by the equipment and are payable in monthly installments of principal and interest of approximately $186. In December 2002 and February 2003, the Company repaid the outstanding principal and accrued interest on the $500 note payables that originated in November and December 1999. In November 2003, the Company paid the outstanding principal and accrued interest on the $5,000 note payable that originated in July 2000.

13. Segment Reporting

The Company reports selected segment information in its financial reports to shareholders in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The segment information provided reflects the three distinct lines of business within the Company's organizational structure: digital marketing services, which consists of our interactive agency Avenue A | Razorfish, digital marketing technologies, which consists of Atlas, Atlas OnePoint, Atlas Search and Atlas NetConversions, and digital performance media, which consists of DRIVEpm and MediaBrokers.

Unallocated corporate expenses are centrally managed at the corporate level and not reviewed by the Company's chief operating decision maker in evaluating results by segment.

Beginning in 2004, we reclassified revenue and expenses associated with Atlas Publisher which was developed and managed by Avenue A | Razorfish and had been included in digital marketing services results in the past, to the digital marketing technologies segment. The results below reflect a reclassification of $2,093 in revenue and $1,152 in expenses during the year ended December 31, 2003 related to this change. During the years ended December 31, 2003 and 2002, the Company also reclassified $1,776 and $2,302 of corporate expenses to digital marketing services and technologies to provide consistency with the presentation of results for year ended December 31, 2004.

Beginning in 2004, the Company now reports all revenues derived from selling proprietary ad serving technologies through its digital marketing services as part of the revenue of Atlas.

Segment information for the twelve months ended December 31, 2004, 2003 and 2002 is as follows:

	Year Ended December 31, 2004				
	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses	Total
Revenue	$ 87,653	$60,871	$9,413	$ —	$157,937
Costs and expenses:					
Cost of revenue	—	14,652	7,323	576(2)	22,551
Client support	65,505	—	1,730	—	67,235
Product development	—	6,188	—	—	6,188
Sales and marketing	1,628	7,268	—	—	8,896
General and administrative	6,253	6,660	430	7,870	21,213
Amortization of intangible assets	—	—	—	4,048	4,048
Client reimbursed expenses	1,260	—	—	—	1,260
Total costs and expenses	74,646	34,768	9,483	12,494	131,391
Income (loss) from operations	$ 13,007	$26,103	$ (70)	$(12,494)	$ 26,546

	Digital Marketing Services	Digital Marketing Technologies	Digital Performance Media	Unallocated Corporate Expenses	Total
	Year Ended December 31, 2004				
	Year Ended December 31, 2003				
Revenue	$188,122(1)	$33,355	$ 489	$ —	$221,966
Costs and expenses:					
Cost of revenue	157,857(1)	9,351	501	—	167,709
Client support	20,586	—	96	—	20,682
Product development	68	3,925	—	—	3,993
Sales and marketing	803	4,108	—	—	4,911
General and administrative	3,626	4,362	—	5,809	13,797
Amortization of deferred stock compensation	—	—	—	1,103	1,103
Amortization of intangible assets	—	—	—	276	276
Total costs and expenses	182,940	21,746	597	7,188	212,472
Income (loss) from operations	$ 5,182	$11,609	$ (108)	$ (7,188)	$ 9,495
	Year Ended December 31, 2002				
Revenue	$113,968(1)	$18,682	$ —	$ —	$132,650
Costs and expenses:					
Cost of revenue	91,430(1)	6,519	—	—	97,949
Client support	13,635	—	—	—	13,635
Product development	—	6,931	—	—	6,931
Sales and marketing	1,327	3,992	—	—	5,319
General and administrative	3,811	5,427	—	3,133	12,371
Amortization of deferred stock compensation	—	—	—	2,718	2,718
Amortization of intangible assets	—	—	—	50	50
Corporate restructuring charges	—	—	—	497	497
Total costs and expenses	110,203	22,869	—	6,398	139,470
Income (loss) from operations	$ 3,765	$(4,187)	$ —	$ (6,398)	$ (6,820)

(1) Effective January 1, 2004, Avenue A | Razorfish, included in the digital marketing services segment, began recording revenue and cost of revenue exclusive of the costs paid to publishers for media as a result of contractual changes with advertisers and publishers. During the year ended December 31, 2002, net revenue and cost of revenue was $41,220 and $6,519, respectively, which exclude media costs of $91,430. During the year ended December 31, 2003, net revenue and cost of revenue was $64,109 and $9,851, respectively, which exclude media costs of $157,857. Net revenue and cost of revenue is used for the years ended December 31, 2002 and 2003 for better comparability with the 2004 results.

During the year ended December 31, 2002, net revenue and cost of revenue for the digital marketing services line of business was $22,538 and $0, which excludes media costs of $91,430. During the year ended December 31, 2003, net revenue and cost of revenue for the digital marketing services line of business was $30,265 and $0, which excludes media costs of $157,857.

(2) During the year ended December 31, 2004, cost of revenue classified as unallocated corporate expenses relates to the amortization of developed technology resulting from the acquisition of GO TOAST and NetConversions

The Company recorded $8,662, $2,457, and $332 of revenue to international customers during the years ended December 31, 2004, 2003 and 2002, respectively.

Pursuant to SFAS No. 131, total segment assets have not been disclosed as this information is not reported to or used by the chief operating decision maker. Additionally, substantially all of the Company's assets are located in the United States as of December 31, 2004, 2003 and 2002.

14. Corporate Restructuring and Impairment Charges

Restructurings and related impairments

In September 2002, the Company initiated a cost reduction program that resulted in the elimination of 16 positions at Atlas. The Company recognized a restructuring charge of $497, all of which related to employee severance and benefits for terminated employees.

$0, $15 and $77 remains in accrued liabilities in the accompanying consolidated balance sheet relating to the above corporate restructuring as of December 31, 2004, 2003 and 2002, respectively.

Impairment of cost-basis investment

During the second quarter of 2002, the Company recognized an impairment charge of $50 related to a minority investment in a private company. The other than temporary decline in value in the Company's cost-basis investment was determined by examining the operations of the Company and by reviewing recent valuations for the Company and comparable companies.

15. Stock Repurchase Program

In April 2002, the Company announced that its Board of Directors had authorized a stock repurchase program under which up to $15,000 of the Company's common stock could be repurchased from time to time with available funds. The primary purpose of the stock repurchase program is to allow the Company the flexibility to repurchase its common stock to potentially reduce stock dilution and seek to improve its long-term earnings per share. Repurchases may be made in the open market or in privately negotiated transactions, subject to regulatory considerations, and may be discontinued at any time. During the year ended December 31, 2002, the Company repurchased 714 shares of common stock for $1,792. During the year ended December 31, 2003 and 2004, the Company did not repurchase any shares of common stock. Although the Company's stock repurchase program remains in place, the Company does not currently intend to make a material amount of repurchases, if any, under the present circumstances. Future repurchases, if any, will depend on subsequent developments, corporate needs and market conditions. If subsequent developments occur or corporate needs and market conditions change that might cause the Company to make one or more repurchases, the Company would not necessarily make a public announcement about it at that time.

16. Selected Quarterly Financial Information (Unaudited)

	March 31	June 30	September 30	December 31
2004 Quarter Ended				
Revenue	$22,642	$27,849	$ 46,740	$60,706
Income from operations	3,840	7,551	5,370	9,785
Income before provision for income taxes	4,420	8,028	5,373	9,775
Provision (benefit) for income taxes	273	520	(18,762)	2,682
Net income	4,147	7,508	24,135	7,093
Basic income per share	$ 0.07	$ 0.12	$ 0.39	$ 0.11
Diluted income per share	$ 0.06	$ 0.11	$ 0.34	$ 0.10
2003 Quarter Ended				
Revenue	$47,533	$51,961	$ 58,580	$63,892
Income from operations	1,406	1,968	2,539	3,582
Income before provision for income taxes	1,943	2,475	3,616	4,625
Provision for income taxes	67	97	174	537
Net income	1,876	2,378	3,442	4,088
Basic income per share	$ 0.03	$ 0.04	$ 0.06	$ 0.07
Diluted income per share	$ 0.03	$ 0.03	$ 0.05	$ 0.06

AQUANTIVE, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
2004:				
Allowance deducted from accounts receivable:				
Allowance for sales credits	$ 689	1,208	(287)	$1,610
Allowance for doubtful accounts	$1,344	485	(295)	$1,534
Total	$2,033	1,693	(582)	$3,144
2003:				
Allowance deducted from accounts receivable:				
Allowance for sales credits	$ —	1,170	(481)	$ 689
Allowance for doubtful accounts	$1,785	—	(441)	$1,344
Total	$1,785	1,170	(922)	$2,033
2002:				
Allowance deducted from accounts receivable:				
Allowance for doubtful accounts	$1,234	902	(351)	$1,785
Total	$1,234	902	(351)	$1,785

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and our chief financial officer have concluded that, as of the date of the evaluation, our disclosure controls and procedures were effective. It should be noted that the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Control Over Financial Reporting

(a) Management's report on internal control over financial reporting.

Management of aQuantive, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

aQuantive, Inc. acquired NetConversions in February 2004, SBI.Razorfish, MediaBrokers, and TechnologyBrokers in July 2004 and as a result, aQuantive has excluded these entities from its assessment of the evaluation of internal control over financial reporting as of December 31, 2004, and management's conclusion about the effectiveness of its internal control over financial reporting does not extend to the internal controls of these entities. These entities had total assets of $189.8 million as of December 31, 2004 and total revenues of $48.9 million for the year ended December 31, 2004, which are included in our consolidated financial statements.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears on page 42.

(b) Report of the registered public accounting firm.

The report of KPMG LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting is set forth on page 42 and is incorporated herein by reference.

(c) Changes in Internal Controls.

During the fiscal quarter ended December 31, 2004, no change was made to our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

The Company filed amended and restated articles of incorporation with the Washington secretary of state on March 14, 2005. In accordance with Article 14 of the Company's articles of incorporation prior to the restatement, the amended and restated articles of incorporation eliminated provisions of the articles which were no longer operative or in effect by reason of the conversion of all of the Company's preferred stock into common stock in connection with its initial public offering (the "IPO Conversion"), including, without limitation, the provisions describing the rights and preferences of the Company's former Series A, B and C preferred stock, and made such clerical modifications as were appropriate to effectuate the changes to the provisions of the articles that became effective upon the IPO Conversion.

PART III

ITEM 10. *EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY*

Information called for by Part III, Item 10, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 25, 2005, and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information called for by Part III, Item 11, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 25, 2005, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information called for by Part III, Item 12, other than the Equity Compensation Plan Information below, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 25, 2005, and is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding our common stock that may be issued upon the exercise of options, warrants and other rights granted to employees, consultants or Directors under all of our existing equity compensation plans as of December 31, 2004.

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by security holders	13,526,723	$4.67	2,154,542(1)(2)(3)
Equity compensation plans not approved by security holders	248,312	$8.00	0
Total	13,775,035	$4.73	2,154,542

(1) Includes 1,771,796 shares remaining available for issuance under our Restated 1999 Stock Incentive Plan (the "1999 Plan") as of December 31, 2004. Under the 1999 Plan, in addition to stock options, we may grant stock awards, restricted stock awards and restricted stock unit awards. The 1999 Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually on the first day of our fiscal year by the least of (1) 5,250,000 shares, (2) an amount equal to 8% of the adjusted average common shares outstanding of aQuantive used to calculate fully diluted earnings per share as reported in the annual report to shareholders for the preceding year, or (3) a lesser amount determined by our Board of Directors. Our Board of Directors determined that 2,800,000 shares would be added to the 1999 Plan under the evergreen formula as of the first day of fiscal year 2004, and that 2,800,000 shares would be added to the 1999 Plan under the evergreen formula as of the first day of fiscal year 2005. The number in the table does not include the 2,800,000 shares that were added to the 1999 Plan as of the first day of fiscal year 2005.

(2) Includes 382,746 shares remaining available for purchase under our 1999 Employee Stock Purchase Plan (the "ESPP") as of December 31, 2004. The ESPP includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the least of (1) 750,000 shares, (2) an amount equal to 2% of the adjusted average common shares outstanding of aQuantive used to calculate fully diluted earnings per share as reported in the annual report to shareholders for the preceding year, or (3) a lesser amount determined by our Board of Directors. Our Board of Directors determined that 140,000 shares would be added to the ESPP under the evergreen formula as of the first day of fiscal year 2004, and that 450,000 shares would be added to the ESPP under the evergreen formula as of the first day of fiscal year 2005. The number in the table does not include the 450,000 shares that were added to the ESPP as of the first day of fiscal year 2005.

(3) The Stock Option Grant Program for Nonemployee Directors is administered under the 1999 Plan and currently provides for the following automatic stock grants to each of our nonemployee Directors: (a) an initial option grant to purchase 25,000 shares of our common stock as of the date of the director's initial election or appointment to our Board of Directors, which option vests and becomes exercisable in equal installments on the first, second and third anniversaries of the date of grant (assuming continued board service) and (b) an annual option grant to purchase 10,000 shares of our common stock immediately following each year's annual shareholder meeting, which option vests and becomes exercisable on the first anniversary of the date of grant (assuming continued board service).

Summary of Equity Compensation Plan Not Approved by Shareholders

Restated 2000 Stock Incentive Compensation Plan

The Restated 2000 Stock Incentive Compensation Plan (the "2000 Plan") was originally adopted by our Board of Directors on November 16, 1999. The purpose of the 2000 Plan has been to enhance long-term shareholder value by offering opportunities to our employees, officers, consultants, agents, advisors and independent contractors to participate in our growth and success, and to encourage them to remain in the service of aQuantive and our subsidiaries and to acquire and maintain stock ownership in aQuantive. All of the stock options granted under the 2000 Plan were approved in February 2000, with an exercise price of $8.00 per share and a term of 10 years from the date of grant. All options granted under this plan are nonqualified stock options and vest over a four-year period at a rate of 20% one year from the vesting commencement date and 6.667% per quarter thereafter. Except for certain transfers that may be permitted by the plan administrator, the stock options granted under the 2000 Plan may not be transferred other than by will or the laws of descent or distribution and, during the optionee's lifetime, may be exercised only by the optionee. An optionee whose relationship with aQuantive or any related subsidiary ceases for any reason (other than termination for cause, retirement, death or disability, as such terms are defined in the 2000 Plan) may exercise the portion of the stock option that is vested as of the date of termination prior to the earlier of the stock option's specified expiration date and the three-month period following such cessation. In the event the optionee is terminated for cause, the stock options terminate upon the optionee's notification of such cause. In the event the optionee retires, dies or becomes disabled, the portion of the stock option that is vested as of the date of retirement, death or disability may be exercised prior to the earlier of the stock option's specified expiration date and one year from the date of the optionee's termination date. Notwithstanding the foregoing, if the optionee dies after termination but while the stock option is still otherwise exercisable, the portion of the stock option that is vested as of the date of termination may be exercised prior to the earlier of the stock option's specified expiration date and one year from the date of death.

No stock awards have been granted under the 2000 Plan. As of December 31, 2004, stock options to purchase 248,312 shares remained outstanding under this plan. By resolution adopted on December 11, 2002, our Board of Directors determined that the 2000 Plan will terminate when all stock options outstanding under the 2000 Plan as of December 11, 2002 have been exercised or have terminated or expired according to their terms. Accordingly, no new awards will be granted under the 2000 Plan.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Information called for by Part III, Item 13, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 25, 2005, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information called for by Part III, Item 14, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on May 25, 2005, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENTS SCHEDULES*

(a) Documents filed as part of this Report:

(1) Financial Statements — all consolidated financial statements of the Company as set forth under Item 8 of this Report.

(2) Financial Statement Schedules — Schedule II Valuation and Qualifying Accounts.

The report of independent registered public accounting firm with respect to the financial statement schedules appears on pages F-2 and F-3 of this Report. All other financial statements and schedules not listed are omitted because either they are not applicable or not required, or the required information is included in the consolidated financial statements.

(3) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of June 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(j)
2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of July 27, 2004 among aQuantive, Inc., Artist Merger Sub, Inc. and SBI Holdings, Inc.(k)
3.1	Amended and Restated Articles of Incorporation of the registrant
3.2	Amended and Restated Bylaws of the registrant(e)
4.1	Convertible Note Agreement dated as of July 27, 2004 by and among aQuantive, Inc. and each of the Persons listed on Exhibit A attached thereto(k)
4.2	Investors' Rights Agreement dated as of June 27, 2004 by and among aQuantive, Inc., Partridge Hill Management, LLC, as investment advisor to certain managed accounts, Cerberus Partners, L.P., Cerberus International, Ltd., and Cerberus Series One Holdings, LLC, W.E. Stringham, and Holladay Ranch Holding, L.P., Madeleine L.L.C. and L. Tim Pierce and L. Tim Pierce in his capacity as the SBI Representative(k)
4.3	Indenture dated August 24, 2004 between aQuantive, Inc. and BNY Western Trust Company, as Trustee, including Form of Note(l)
4.4	Registration Rights Agreement dated August 24, 2004 between aQuantive, Inc. and Thomas Weisel Partners LLC(l)
10.1	Employment Agreement between the registrant and Brian P. McAndrews, dated January 20, 2000*(a)
10.2	Employment Agreement between the registrant and James A. Warner, dated January 18, 2000*(b)
10.3	Employment Agreement between the registrant and Michael Vernon, dated September 27, 2000*(c)
10.4	Employment Agreement between the registrant and Michael T. Galgon, dated June 21, 2000*(n)
10.5	Employment Agreement between the registrant and Ona Karasa, dated September 9, 2002*(i)
10.7	Restated 2000 Stock Incentive Compensation Plan*(g)
10.8	Restated 1999 Stock Incentive Compensation Plan*(f)

Exhibit No.	Description
10.9	aQuantive, Inc. Restated 1999 Stock Incentive Compensation Plan Non-Qualified Stock Option Letter Agreement(m)
10.10	Restated Stock Option Grant Program for Nonemployee Directors under the 1999 Stock Incentive Compensation Plan*(g)
10.11	1999 Employee Stock Purchase Plan*(a)
10.12	Restated 1998 Stock Incentive Compensation Plan*(a)
10.13	Network Services Agreement between the registrant and Speedera Networks, Inc., dated February 20, 2002(d)
10.14	Stock Purchase Agreement between the registrant and Bradley Aronson dated November 25, 2002+(g)
10.15	Lease agreement between i-FRONTIER and 417 North Eighth Street Associates, dated January 7, 2000 (g)
10.16	First amendment to lease agreement between i-FRONTIER and 417 North Eighth Street Associates, dated November 14, 2000 (g)
10.17	Sublease agreement between Gray Cary Ware & Fredenrich LLP and Atlas DMT LLC dated August 19, 2003 (h)
10.18	Exchange Building Office Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated June 25, 2004(m)
10.19	First Amendment to Lease between Walton Exchange Investors II, L.L.C. and aQuantive, Inc. dated November 5, 2004.(m)
10.20	First Amendment to Lease between Chicago Fulton Venture, L.L.C., and aQuantive, Inc. dated April 15, 2004(m)
10.21	Summary of 2005 Executive Incentive Program
12.1	Statement Regarding Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
24.1	Power of Attorney (included on signature page hereof)
31.1	Certification of Brian P. McAndrews Pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Vernon Pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Brian P. McAndrews Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Vernon Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

\+ Portions of this exhibit have been omitted based on a request for confidential treatment submitted to the SEC. The omitted portions have been filed separately with the SEC.

* Management contract or compensating plan or arrangement.

(a) Incorporated by reference to the registrant's Registration Statement on Form S-1/A (Registration No. 333-92301) filed on February 24, 2000.

(b) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(c) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(d) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(e) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q/ A filed on May 15, 2002.

(f) Incorporated by reference to Appendix A of the registrant's Proxy Statement dated April 26, 2004.

(g) Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(h) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(i) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(j) Incorporated by reference to the registrant's Current Report on Form 8-K filed June 28, 2004.

(k) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(l) Incorporated by reference to the registrant's Current Report on Form 8-K filed on August 26, 2004.

(m) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(n) Incorporated by reference to the registrant's Registration Statement on Form S-1/A (Registration No. 333-120675) filed on February 4, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AQUANTIVE, INC.

By: /s/ BRIAN P. MCANDREWS

Brian P. McAndrews
Chief Executive Officer and President

Date: March 16, 2005

Each person whose individual signature appears below hereby authorizes and appoints Brian P. McAndrews and Michael Vernon, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities indicated below on the 16th day of March, 2005.

Signature	Title
/s/ BRIAN P. MCANDREWS **Brian P. McAndrews**	Chief Executive Officer, President and Director *(Principal Executive Officer)*
/s/ MICHAEL VERNON **Michael Vernon**	Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ NICOLAS J. HANAUER **Nicolas J. Hanauer**	Chairman of the Board
/s/ RICHARD P. FOX **Richard P. Fox**	Director
/s/ PETER M. NEUPERT **Peter M. Neupert**	Director
/s/ JACK SANSOLO **Jack Sansolo**	Director
/s/ MICHAEL SLADE **Michael Slade**	Director

Signature	Title
/s/ LINDA J. SRERE **Linda J. Srere**	Director
/s/ WILLIAM E. ("NED") STRINGHAM **William E. ("Ned") Stringham**	Director
/s/ JAYNIE M. STUDENMUND **Jaynie M. Studenmund**	Director

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO RULE 13a-14(a)
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Brian P. McAndrews, certify that:

1. I have reviewed this annual report on Form 10-K of aQuantive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRIAN P. MCANDREWS

Brian P. McAndrews
Chief Executive Officer and President

Date: March 16, 2005

EXHIBIT 31.2

**CERTIFICATION PURSUANT TO RULE 13a-14(a)
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michael Vernon, certify that:

1. I have reviewed this annual report on Form 10-K of aQuantive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL VERNON

Michael Vernon
Chief Financial Officer

Date: March 16, 2005

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of aQuantive, Inc. (the ***"Company"***) on Form 10-K for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the ***"Form 10-K"***), I, Brian P. McAndrews, the Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRIAN P. MCANDREWS

Brian P. McAndrews
Chief Executive Officer and President

Date: March 16, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of aQuantive, Inc. (the ***"Company"***) on Form 10-K for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the ***"Form 10-K"***), I, Michael Vernon, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL VERNON

Michael Vernon
Chief Financial Officer

Date: March 16, 2005

Notice of 2005 Annual Meeting and Proxy Statement

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aQuantive

821 Second Avenue, Suite 1800
Seattle, Washington 98104

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held Wednesday, May 25, 2005

DEAR AQUANTIVE SHAREHOLDER:

On Wednesday, May 25, 2005, aQuantive, Inc. will hold its 2005 Annual Meeting of Shareholders at the Renaissance Madison Hotel, located at 515 Madison Street, Seattle, WA 98104. The Annual Meeting will begin at 9:00 a.m. Only shareholders who owned common stock at the close of business on March 28, 2005, may vote at the Annual Meeting or any adjournments that may take place. At the Annual Meeting we will ask you to:

- elect three Directors to hold office for the term as described in the attached Proxy Statement; and
- transact any other business properly presented at the meeting.

Your Board of Directors recommends that you vote in favor of the election of Directors as described in the Proxy Statement.

At the Annual Meeting we will also report on the 2004 business results of aQuantive and other matters of interest to shareholders.

To ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage prepaid envelope. Your stock will be voted in accordance with the instructions you give on your proxy card. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

By Order of the Board of Directors,

Linda A. Schoemaker
Senior Vice President, General Counsel and
Corporate Secretary

Seattle, Washington
April 15, 2005

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AQUANTIVE, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The Board of Directors of aQuantive, Inc. ("aQuantive") is sending you this Proxy Statement in connection with its solicitation of proxies for use at the aQuantive 2005 Annual Meeting of Shareholders. The Annual Meeting will be held on Wednesday, May 25, 2005, at the Renaissance Madison Hotel, located at 515 Madison Street, Seattle, WA, 98104, at 9:00 a.m. aQuantive intends to give or mail to shareholders definitive copies of this Proxy Statement and accompanying proxy card on or about April 15, 2005.

Record Date and Outstanding Shares

Only shareholders who owned common stock of aQuantive at the close of business on March 28, 2005, the record date for the Annual Meeting, may vote. At that date, there were 62,920,725 issued and outstanding shares of common stock.

Quorum

A quorum for the Annual Meeting is a majority of the votes entitled to be cast on a matter by holders of shares of common stock entitled to vote, and present, whether in person or by proxy, at the Annual Meeting.

Revocability of Proxies

If you give your proxy card to aQuantive, you have the power to revoke it at any time before it is exercised. Your proxy card may be revoked by:

- notifying the Secretary of aQuantive in writing before the Annual Meeting;
- delivering to the Secretary of aQuantive before the Annual Meeting a signed proxy card with a later date; or
- attending the Annual Meeting and voting in person.

Voting

You are entitled to one vote for each share of common stock you hold. For the election of Directors, the three Directors who receive the greatest number of affirmative votes cast by holders of common stock present, in person or by proxy, and entitled to vote at the Annual Meeting will be elected to the Board of Directors. You are not entitled to cumulate votes in the election of Directors. Abstentions from voting on the election of Directors will have no impact on the outcome of this proposal since no vote has been cast in favor of any nominee. Because brokers and other nominees who hold shares for the accounts of their clients generally have discretionary authority to vote such shares with respect to the election of Directors in the absence of voting instructions from their clients, there will not be any "broker nonvotes" on this matter.

If your shares are represented by proxy, they will be voted in accordance with your directions. If your proxy is signed and returned without any direction given, your shares will be voted in accordance with our recommendations. aQuantive is not aware, as of the date of this Proxy Statement, of any matters to be voted on at the Annual Meeting other than as stated in this Proxy Statement and the accompanying Notice of Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named in it to vote the shares. Please note that if you own shares through a bank or brokerage firm account and you wish to vote in person at the meeting, you must obtain a "legal proxy" from the bank or brokerage firm that holds your shares.

Solicitation of Proxies

Proxies may be solicited by certain of aQuantive's Directors, officers and regular employees, without payment of any additional compensation to them. Proxies may be solicited by personal interview, mail, electronic mail or telephone. aQuantive will bear any costs relating to such solicitation of proxies. In addition, aQuantive may reimburse banks, brokerage firms and other persons representing beneficial owners of shares of common stock for their expenses in forwarding proxy materials to such beneficial owners.

PROPOSAL 1:

ELECTION OF DIRECTORS

In accordance with our Bylaws, effective as of the Annual Meeting the Board of Directors has fixed the number of Directors constituting the Board at eight. The Board is divided into three classes, with one class of Directors elected to a three-year term at each annual meeting of shareholders. At the 2005 Annual Meeting, three Directors will be elected to hold office until the 2008 Annual Meeting of Shareholders, or until their respective successors are elected and qualified. The Board of Directors has proposed that the following nominees be elected at the Annual Meeting: Nicolas Hanauer, who currently serves as Chairman of the Board, Brian McAndrews, Chief Executive Officer and a Director, and Jack Sansolo, who currently serves as a Director of aQuantive. The names of Directors whose terms will continue after the annual meeting are also listed below. No family relationship exists among any of the Company's Directors or executive officers. No arrangement or understanding exists between any Director or executive officer and any other person pursuant to which any Director was selected as a Director or executive officer.

Unless otherwise instructed, persons named in the accompanying proxy will vote for these nominees. Although aQuantive anticipates that these nominees will be available to serve as Directors, should any of them not accept the nomination, or otherwise be unable to serve, the proxies will have discretionary authority to vote for a substitute nominee or nominees.

The Board of Directors recommends a vote "FOR" approval of this proposal.

Nominees for the Board of Directors for Three-Year Terms

Nicolas J. Hanauer, age 45, a co-founder of aQuantive, has served as our Chairman of the Board since June 1998 and as a Director since aQuantive was incorporated in February 1998. He also served as our Chief Executive Officer from June 1998 to September 1999. Since February 2000, Mr. Hanauer has served as a partner with Second Avenue Venture Partners, a venture capital and management consulting firm, which he co-founded. In 2000, Mr. Hanauer also founded and served as Chairman of Gear.com, until its merger with Overstock.com in 2001. In addition, since 2001, Mr. Hanauer has been Co-Chairman and CEO of Pacific Coast Feather Company, a pillow and bedding manufacturing company. From 2000 to 2001, Mr. Hanauer was the Chief Strategy Officer of Pacific Coast Feather Company, and from 1990 to 2000, Mr. Hanauer served as their Executive Vice President, Sales and Marketing. Mr. Hanauer holds a BA degree from the University of Washington. Mr. Hanauer currently serves as a director of HouseValues, Inc., Museum Quality Discount Framing, Inc., The Insitu Group, Inc. and Pacific Coast Feather Company. Mr. Hanauer is actively involved with various community and non-profit organizations, including the University of Washington Foundation, the Alliance for Education, the League of Education Voters, and the Seattle Downtown Association.

Brian P. McAndrews, age 46, has served as our Chief Executive Officer and a Director since September 1999, and as our President since January 2000. From July 1990 to September 1999, Mr. McAndrews worked for ABC, Inc., a broadcasting and communications company, holding executive positions at ABC Sports, ABC Entertainment and ABC Television Network; most recently he served as Executive Vice President and General Manager of ABC Sports. From 1984 to 1989, Mr. McAndrews served as a product manager for

General Mills, Inc., a consumer products manufacturer. He holds an MBA degree from Stanford University and a BA degree from Harvard University. Mr. McAndrews also serves as a member of the board of directors of Blue Nile, Inc., an online jewelry retailer, and as a member of the board of directors of the Advertising Research Foundation.

Jack Sansolo, PhD, age 61, has served as one of our Directors since March 2002. In addition, from May 2002 until May 2004, Dr. Sansolo served as a member of our Advisory Board. Since November 2004, Dr. Sansolo has served as Senior Vice President and Chief Marketing Officer of Getty Images. From January 2001 to December 2004, Dr. Sansolo reopened Point A Consulting, a marketing, communications and advertising agency which he founded and previously operated from March 1993 to August 1996. From September 1996 to January 2001, Dr. Sansolo served as Executive Vice President, Global Brand Direction, for Eddie Bauer, Inc., a retailer of apparel and home furnishings. Dr. Sansolo holds a PhD degree from Harvard University and an AB degree from Hunter College.

Continuing Directors Whose Terms Expire in 2006

Richard P. Fox, age 57, has served as one of our Directors since February 2003. Since October 2001, Mr. Fox has been a partner with RavenFire LLC, which provides consulting services to entrepreneurs and the financial services industry. From April 2000 to September 2001, he was an officer of CyberSafe, an IT security company, serving as President and Chief Operating Officer from January 2001 to September 2001. From April 1998 to February 2000, Mr. Fox was Vice President, Chief Financial Officer at Wall Data, an international enterprise software company. Mr. Fox spent 28 years with Ernst & Young LLP, last serving as managing partner of the Seattle office. He holds a BBA from Ohio University, an MBA from the Fuqua School of Business, Duke University, and is a CPA in Washington State. He serves on the Board of Directors of Premera Blue Cross, Flow International Corporation and Shurgard Storage Centers, Inc. Mr. Fox also is Treasurer and serves on the Board of Trustees of The Seattle Foundation, and on the Board of Visitors for the Fuqua School of Business, Duke University.

Michael B. Slade, age 47, has served as one of our Directors since December 2002. Since February 2000, Mr. Slade has served as a partner with Second Avenue Partners, which he co-founded. From February 1993 to November 1998, Mr. Slade worked at Starwave Corp., an Internet and multimedia products company, serving as President and Chief Executive Officer from February 1993 to March 1997, and Chairman and Chief Executive Officer from March 1997 to November 1998. At Starwave, Mr. Slade launched ESPN.com, ABCNews.com and the Go.com network. From November 1992 to February 1993, Mr. Slade served as vice president of special projects for Asymetrix Corporation, an enterprise productivity solutions company. From May 1991 to November 1992, Mr. Slade served as Vice President, Marketing for NeXT Computer. From December 1990 until May 1991, he served as Vice President, Marketing for Central Point Software. Mr. Slade began his career at Microsoft Corporation in 1983 and spent seven years there in a variety of product marketing roles, including Director of Corporate Marketing in Microsoft's systems software division. Mr. Slade holds an MBA degree from Stanford University and a BA degree from Colorado College. Mr. Slade currently serves on the boards of Argus Media, the Professional Bowlers Association and You Software, Inc.

Continuing Directors Whose Terms Expire in 2007

Peter M. Neupert, age 49, has served as one of our Directors since February 2000. From July 1999 until October 2004, Mr. Neupert served as Chairman of the Board of Directors of drugstore.com, inc., an online retail store and information site for health, beauty, wellness, personal care and pharmacy products, and from July 1998 to April 2001, he served as drugstore.com's President and Chief Executive Officer. From March 1987 to July 1988, Mr. Neupert served in various capacities at Microsoft Corporation, a software and technology company, most recently as Vice President of News and Publishing for its interactive media group. Mr. Neupert holds an MBA degree from Dartmouth College and a BA degree from Colorado College. Mr. Neupert currently serves as a Director of Cranium, Inc. In September 2003, Mr. Neupert was appointed by President George W. Bush to the President's Information Technology Advisory Committee.

Linda J. Srere, age 49, has served as one of our Directors since May 2004. She is currently a marketing and advertising consultant, and from January 2000 to November 2001 served as President of Young & Rubicam Advertising, a worldwide advertising network. From September 1998 to January 2000, Ms. Srere served as Vice Chairman and Chief Client Officer of Young & Rubicam Inc. ("Y&R"), an advertising company and parent company of Young & Rubicam Advertising. From January 1997 to September 1998, she served as President and CEO of Y&R's New York office. Ms. Srere joined Y&R in September 1994 as Executive Vice President and Director of Business Development. Prior to joining Y&R, Ms. Srere was the Chairman of Earle Palmer Brown New York from 1992 to 1994, and President of Rosenfeld, Sirowitz, Humphrey & Strauss from 1990 to 1992, both of which are advertising agencies. Ms. Srere currently serves as a Director of Electronic Arts, Inc., and Universal Technical Institute, Inc.

Jaynie M. Studenmund, age 50, has served as one of our Directors since May 2004. She served as the Chief Operating Officer for Overture Services, Inc., an online search provider, from January 2001 through the company's acquisition by Yahoo!, and until January 2004. From February 2000 to January 2001, Ms. Studenmund was President and Chief Operating Officer of PayMyBills.com, an internet bill management company. From 1997 to 1998, Ms. Studenmund served as Executive Vice President and head of Retail Banking at Home Savings of America. From 1996 to 1997, Ms. Studenmund served as an Executive Vice President and Head of Retail Banking at Great Western Bank. Both Great Western and Home Savings were acquired by Washington Mutual. From 1985 to 1996, Ms. Studenmund served as an Executive Vice President at First Interstate Bank of California (now Wells Fargo) in a variety of roles including Head of Retail Banking and Chief Marketing Officer. Ms. Studenmund holds an MBA degree from Harvard Business School and a BA degree from Wellesley College. Ms. Studenmund currently serves as a Director of Countrywide Bank, Western Asset, and Forest Lawn Memorial Parks. She is active in the community and serves on the boards of Huntington Memorial Hospital and Flintridge Preparatory School.

BOARD OF DIRECTORS, COMMITTEES AND CORPORATE GOVERNANCE

During the last fiscal year, there were eight meetings of the Board of Directors. All incumbent Directors attended at least 75% of the Board meetings and the meetings of the committees on which they serve. The Board of Directors has determined that, with the exception of Brian P. McAndrews and Jack Sansolo, all of our current Directors are "independent" as defined by Nasdaq. The nonemployee Directors periodically meet without Mr. McAndrews in attendance. aQuantive does not have a specific policy regarding Director attendance at the annual shareholder meeting; however, we try to ensure that at least one independent Director is present at the annual meeting and available to answer any shareholder questions. Messrs. Hanauer, McAndrews and Sansolo were present at last year's annual meeting.

The Board of Directors has a compensation committee, an audit committee and a nominating and corporate governance committee. The current charters of each of these committees are available on the investor relations page of our Web site, *www.aquantive.com.* Also posted on that site is a description of the process for shareholders to send communications to the Board.

Compensation Committee

The compensation committee's duties include determining the compensation for our Chief Executive Officer based on an evaluation of performance in light of certain relevant goals and objectives, establishing and reviewing the compensation of our officers who report to the Chief Executive Officer, considering compensation plans for our executive officers, considering compensation for Board and Board committee service and carrying out other duties under our stock incentive compensation plans and other plans approved by us as may be assigned to the committee by the Board. The current members of the compensation committee are Richard P. Fox, Peter M. Neupert and Linda J. Srere. The Board of Directors has determined that each committee member is independent under applicable Nasdaq rules. The compensation committee met four times during the last fiscal year.

Audit Committee

The audit committee assists the Board of Directors in fulfilling its oversight responsibilities by, among other things:

- reviewing the financial information to be provided to our shareholders and others;
- reviewing the systems of internal controls that our management and the Board of Directors have established;
- reviewing aQuantive's audit process;
- selecting, overseeing and, where appropriate, replacing our independent registered public accounting firm; and
- reviewing and approving all related-party transactions.

Each member of the audit committee must meet certain independence and financial literacy requirements. The current members of the audit committee are Richard P. Fox, Nicolas J. Hanauer, and Jaynie M. Studenmund. The Board of Directors has determined that each committee member is independent under applicable Nasdaq and Securities and Exchange Commission (SEC) rules. Furthermore, the Board of Directors has determined that Mr. Fox is an "audit committee financial expert" under applicable SEC rules. The audit committee met nine times during the last fiscal year.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists the Board of Directors by, among other things:

- approving nominations and recommending to the Board candidates for all Directorships to be filled by the shareholders or the Board;
- recommending Directors to fill seats on committees of the Board, and Directors to be designated as chairpersons of such committees;
- recommending removal of Directors, subject to compliance with our Articles of Incorporation and Bylaws and applicable law, when such removal is warranted prior to the expiration of their terms of office;
- developing Board membership criteria;
- determining at least annually and reporting to the Board on the independence of Directors and the eligibility of Directors for Board committees pursuant to Nasdaq and SEC rules;
- considering potential conflicts of interest and making appropriate recommendations if such are determined to exist.

The current members of the nominating and corporate governance committee are Michael Slade and Linda J. Srere, both of whom the Board of Directors has determined are independent under applicable Nasdaq rules. The committee met two times during the last fiscal year.

Director Nominations and Qualifications

The nominating and corporate governance committee will consider nominees for the Board of Directors recommended by shareholders, although the committee is not obligated to recommend such nominees to the Board. In accordance with our Bylaws, shareholders who wish to nominate a candidate must deliver written notice to the Company's Secretary within the time frames specified in our Bylaws. With respect to the election of Directors at an annual meeting, notice must generally be delivered no fewer than 45 days and no more than 75 days prior to the first anniversary of the date on which the corporation first mailed its proxy materials for the preceding year's annual meeting. The Bylaws specify alternative deadlines for notice in the event the annual meeting is advanced or delayed more than 30 days from the anniversary date of the prior year's meeting, or if the election of Directors relates to a special shareholders meeting rather than an annual meeting. The notice of a shareholder's intention to nominate a Director must include:

- information regarding the shareholder making the nomination, including name, address, and number of shares of aQuantive common stock that are beneficially owned by the shareholder;
- a representation that the shareholder is entitled to vote at the meeting at which Directors will be elected, and that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
- the name and address of the person or persons being nominated and such other information regarding each nominated person that would be required in a proxy statement filed pursuant to the SEC's proxy rules if the person had been nominated for election by the Board of Directors;
- a description of any arrangements or understandings between the shareholder and such nominee and any other persons (including their names), pursuant to which the nomination is made; and
- the consent of each such nominee to serve as a Director if elected.

Director candidates may also be recommended to the nominating and corporate governance committee by the Chief Executive Officer and other Directors and executive officers. The committee will evaluate such nominees against the same criteria that it uses to evaluate nominees recommended by shareholders. Criteria used by the nominating and corporate governance committee to evaluate Director candidates include, without limitation, experience, judgment, industry knowledge, skills, diversity, and service on other boards. After considering the recommendations of the nominating and corporate governance committee, the independent members of the Board of Directors nominate candidates. The nominees included in this Proxy Statement are all currently serving as Directors of aQuantive.

Compensation of Directors

Nonemployee Directors are compensated for their services through a combination of annual retainers, meeting fees, and stock option awards. During 2004 and the first quarter of 2005, nonemployee Directors were paid an annual cash retainer of $12,500, plus $1,000 for each Board or committee meeting attended (provided that if more than one meeting was held in a single day, only one $1,000 payment would be made for that particular day). Effective April 1, 2005, the annual retainer for nonemployee Directors was increased to $17,500. In addition, an annual retainer of $10,000 was established for the chair of the audit committee, and an annual retainer of $4,000 was established for the chair of the compensation committee and the chair of the nominating and corporate governance committee. The meeting fee for attendance at each board meeting is $1,500, except for telephonic meetings of less than 2 hours duration, in which case the meeting fee is $1,000. Committee meeting fees remain at $1,000, and will be paid for each meeting attended, unless it is incidental to a Board meeting. In addition, we reimburse our nonemployee Directors for reasonable expenses they incur in attending meetings of the Board of Directors and its committees.

Our stock option grant program for nonemployee Directors provides for initial grants to new members of our board upon their first appointment or election, as well as for annual grants for continuing Directors. Under the current program, each nonemployee Director automatically receives a nonqualified stock option to purchase 25,000 shares of common stock upon initial election or appointment to the Board. One-third of this option vests on each of the first, second and third anniversaries of the grant date. In addition, under this program, during 2004 each nonemployee Director who continued to serve on the Board received an additional annual grant of an option to purchase 10,000 shares of common stock on the date of the annual shareholders meeting. The stock option program was amended on March 31, 2005 to increase the size of this annual grant form 10,000 to 15,000 shares. These options vest on the earlier of the first anniversary of the grant date, or the date of the annual meeting of shareholders in the year subsequent to the year of grant (provided that the meeting date is not more than 60 calendar days earlier than the date of the meeting at which the option was granted). The exercise price for all options granted under the program is the fair market value of the common stock on the grant date. Options granted prior to March 31, 2005 have a ten-year term, and those granted after that date have a seven-year term, except that options expire one year after a nonemployee Director ceases services as a Director for any reason.

In accordance with this program, in fiscal year 2004, Ms. Srere, Ms. Studenmund and Mr. Stringham each received a nonqualified stock option grant to purchase 25,000 shares of common stock in connection with their election to the Board in May 2004 in the case of Ms. Srere and Ms. Studenmund, and in connection with his initial appointment to the Board in July 2004 in the case of Mr. Stringham. Each of Messrs. Fox, Hanauer, Neupert, Sansolo and Slade received an annual grant to purchase 10,000 shares of common stock in connection with the annual shareholders meeting in May 2004.

Code of Conduct and Code of Ethics

We have adopted a Code of Conduct that applies to all directors, officers and employees, as well as a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, chief accounting officer, controller and persons performing similar functions. The Code of Conduct and the Code of Ethics are posted on the investor relations page of our Web site, *www.aquantive.com.* We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding any amendment to or waiver of these Codes with respect to our Chief Executive Officer, Chief Financial Officer, chief accounting officer, controller and persons performing similar functions by posting such information on our Web site.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, certain information regarding the beneficial ownership of our common stock by:

- each person known by aQuantive to beneficially own 5% or more of our common stock;
- each director of aQuantive;
- each executive officer of aQuantive for whom compensation information is given in the Summary Compensation Table in this proxy statement; and
- all Directors and current executive officers of aQuantive as a group.

Beneficial Owner	Outstanding Shares of Common Stock Beneficially Owned(1)	Percent of Class
Mazama Capital Management Inc. One SW Columbia Portland, OR 97258(2)	6,739,948	10.7%
Perry Corp. 599 Lexington Avenue New York, NY 10022(2)	3,400,000	5.4%
Nicolas J. Hanauer(3) 1000 Second Ave., Suite 1200 Seattle, WA 98104	5,700,651	9.1%
Richard P. Fox(4)	31,125	*
Brian P. McAndrews(5)	2,596,214	4.1%
Peter M. Neupert(6)	165,000	*
Jack Sansolo(7)	66,000	*
Michael B. Slade(8)	59,084	*
Linda J. Srere(6)	8,334	*
William E. ("Ned") Stringham	—	—
Jaynie M. Studenmund(6)	8,334	*
Michael Galgon(9)	1,219,146	1.9%
Ona M. Karasa(6)	161,666	*
Clark M. Kokich(10)	367,044	*
Michael Vernon(11)	538,000	*
James A. Warner(12)	800,299	1.3%
All Directors and current executive officers as a group (16 persons)(13)	10,975,999	17.4%

* Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

(2) As disclosed in Form 13G filings in February 2005. Mazama Capital Management, Inc. reports sole voting power for 3,689,088 shares of the total 6,739,948 shares held.

(3) Includes 50,000 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(4) Includes 26,667 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(5) Includes 8,275 shares held by the Lauren E. McAndrews Trust of 1999, 8,275 shares held by the Kyle S. McAndrews Trust of 1999 and 2,371,106 shares subject to options exercisable as of or within 60 days of

March 28, 2005. Mr. McAndrews disclaims beneficial ownership of the shares held by the Lauren E. McAndrews Trust of 1999 and the Kyle S. McAndrews Trust of 1999.

(6) Represents shares subject to options exercisable as of or within 60 days of March 28, 2005.

(7) Includes 65,000 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(8) Includes 53,334 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(9) Includes 589,167 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(10) Includes 365,497 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(11) Includes 516,000 shares subject to options exercisable as of or within 60 days of March 28, 2005.

(12) Includes 798,966 shares subject to options exercisable as of or within 60 days of March 28, 2005. Mr. Warner continues to serve as Executive Vice President of Avenue A | Razorfish, but is no longer designated as an executive officer of aQuantive.

(13) Includes 4,433,438 shares subject to options exercisable as of or within 60 days of March 28, 2005.

EXECUTIVE OFFICERS

The following persons are executive officers of aQuantive, and will serve in the capacities noted until their successors are duly appointed or until resignation or removal.

Name	Age	Positions and Offices with aQuantive	Officer Since
Brian P. McAndrews	46	Chief Executive Officer and President	1999
David Friedman	41	President, Avenue A | Razorfish Central	2004
Michael T. Galgon	37	Chief Strategy Officer	1998
Ona M. Karasa	45	President, Atlas	2002
Clark M. Kokich	53	President, Avenue A | Razorfish West	1999
Robert Lord	42	President, Avenue A | Razorfish East	2004
Linda A. Schoemaker	41	Senior Vice President, General Counsel and Corporate Secretary	2004
Michael Vernon	58	Chief Financial Officer	2000

For a biographical summary of Mr. McAndrews, see "PROPOSAL 1: ELECTION OF DIRECTORS."

David Friedman was named President, Avenue A | Razorfish Central in July 2004. From January 2004 to July 2004, he was Executive Vice President of SBI.Razorfish's Central Region. From September 2000 to December 2003, Mr. Friedman also served as Vice President, Client Services of SBI.Razorfish's Consumer Products and Retail practice. From April 1999 to September 2000, Mr. Friedman served as Executive Vice President, Strategy Consulting for iXL. Prior to working for SBI.Razorfish, he was an associate partner for Andersen Consulting (now Accenture) in the Strategic Services practice from 1989 to April 1999. Mr. Friedman holds a BA from Cornell University and an MBA from the University of Chicago Graduate School of Business.

Michael T. Galgon, a co-founder of aQuantive, has served as our Chief Strategy Officer since January 2000. From October 1999 to January 2000, he served as our Senior Vice President, Marketing and Business Development. From October 1998 to October 1999, he served as our President, and from October 1997 to October 1998, he served as our General Manager. From October 1995 to October 1997, Mr. Galgon attended the Harvard Business School. From October 1994 to October 1995, he served as a full-time volunteer with Volunteers In Service To America. From 1990 to 1994, Mr. Galgon served as an officer in the U.S. Navy. Mr. Galgon holds an MBA from the Harvard Business School and a BA degree from Duke University.

Ona M. Karasa was named President, Atlas in March 2004, and served as Chief Operating Officer of Atlas from May 2003 to March 2004. From September 2002 to April 2003, she served as our Senior Vice President, Development and Product Services and Chief Technology Officer. From November 2001 to August 2002, Ms. Karasa served as executive vice president and general manager of MSNBC.com, an online news and entertainment company. From January 2001 to October 2001, she served as vice president of development and design of MSNBC.com. From February 1999 to January 2001, Ms. Karasa owned and operated Karasa Management Consulting. From June 1998 to February 1999, Ms. Karasa served as Vice President of Product Development for Clarus Corporation, a supply-chain software company, and from April 1996 to December 1997 she served as Vice President of Product Development at Atrieva, an Internet back-up software and service provider. She holds an MA from Bastyr University and a BA from Smith College.

Clark M. Kokich was named President, Avenue A | Razorfish West in July 2004. From May 2001 until that time, he served as President of Avenue A. From October 2000 to May 2001, Mr. Kokich served as our President, Digital Marketing Solutions, Seattle. From January 2000 to October 2000, he served as our Senior Vice President, Diversified Services, and from July 1999 to January 2000 as our Vice President, General Manager, Growth Markets Division. From April 1996 to October 1998, Mr. Kokich served as President and Chief Executive Officer of Calla Bay, Inc., an apparel retailer. From January 1992 to April 1996, he served as the Director, Sales & Marketing for AT&T Wireless Services, a wireless telecommunications provider. Mr. Kokich holds a BS degree from the University of Oregon.

Robert Lord was named President, Avenue A | Razorfish East in July 2004. From February 2003 to July 2004, he served as Executive Vice President of SBI.Razorfish's East Region. From November 2000 to February 2003, Mr. Lord was Chief Operating Officer of SBI.Razorfish, which was acquired by SBI Group. From July 1995 to June 2000, he was the Chief Operating Officer and Executive Vice President of Prism Rehab Systems, a professional services firm in the healthcare sector. From May 1991 to June 1995, Mr. Lord was a partner consultant with Symmetrix, a strategic systems re-engineering consulting firm. He holds a B.S. in engineering from Syracuse University and an M.B.A. from the Harvard Business School.

Linda A. Schoemaker has served as our Senior Vice President, General Counsel and Corporate Secretary since February 2004. From December 2000 to February 2004, Ms. Schoemaker served as Senior Vice President and General Counsel of Advanced Digital Information Corporation (ADIC), a computer data storage solutions provider. Prior to joining ADIC, she was a partner in the law firm Perkins Coie LLP and a member of the firm's Executive Committee. Her practice focused on corporate finance, including public offerings, mergers and acquisitions and venture capital. She joined Perkins Coie LLP in September 1989 and was admitted as a partner in January 1996. Ms. Schoemaker holds a JD degree from the University of Michigan and an AB from Harvard University.

Michael Vernon has served as our Chief Financial Officer since September 2000. From August 1999 to September 2000, Mr. Vernon worked as a consultant. From August 1998 to August 1999, Mr. Vernon served as Chief Operating Officer of Park Plaza International, an international hotel chain and privately owned corporation. From August 1995 to February 1997, Mr. Vernon served as Chief Financial Officer of Red Lion Hotels, a national hotel chain. Mr. Vernon holds an MBA degree and a BS degree from Stanford University.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain compensation information for the years indicated for the Chief Executive Officer of aQuantive and the four next most highly compensated executive officers for the fiscal year ended December 31, 2004, as well as for James Warner, who continues to serve as Executive Vice President of Avenue A | Razorfish, but who is no longer designated as an executive officer of aQuantive.

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation(1)
Brian P. McAndrews	2004	333,060	407,999	100,000	520,641
Chief Executive Officer and President	2003	333,060	120,000	150,000	350,120
	2002	320,850	128,100	—	450,440
Michael Galgon	2004	220,067	154,047	30,000	23,087
Chief Strategy Officer	2003	220,067	44,013	60,000	19,090
	2002	212,625	53,000	—	162
Ona M. Karasa(2)	2004	250,000	202,500	80,000	3,430
President, Atlas	2003	232,300	76,659	20,000	3,180
	2002	101,506	45,000	300,000	52
Clark M. Kokich	2004	251,166	188,375	40,000	40,934
President, Avenue A | Razorfish West	2003	251,166	50,233	120,000	33,587
	2002	240,950	75,000	—	39,838
Michael Vernon	2004	236,926	132,679	30,000	3,774
Chief Financial Officer	2003	236,926	47,385	75,000	3,774
	2002	228,413	65,000	—	74
James A. Warner	2004	269,063	242,157	25,000	3,664
Executive Vice President,	2003	269,063	44,395	50,000	614
Avenue A | Razorfish East	2002	263,400	47,500	—	270

(1) Amounts shown in "All Other Compensation" for fiscal year 2004 include loan forgiveness and related gross-up payments of $517,371, $37,270, and $19,675 for Messrs. McAndrews, Kokich, and Galgon, respectively. Please see "Certain Transactions." Also includes payment of life insurance premiums of $270 for Mr. McAndrews, $414 for each of Messrs. Kokich and Warner, $774 for Mr. Vernon, $180 for Ms. Karasa and $162 for Mr. Galgon; and employer matching 401(k) contributions of $3,000 for Messrs. McAndrews and Vernon, and $3,250 for Messrs. Galgon, Kokich and Warner and Ms. Karasa.

(2) Ms. Karasa joined aQuantive in September 2002.

Stock Option Grants in Fiscal 2004

The following table sets forth information regarding options to purchase shares of common stock granted to the named executive officers during the year ended December 31, 2004 under our stock option plans.

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
					5%	10%
Brian P. McAndrews	100,000	3.9	$8.34	3/22/2014	$524,498	$1,329,181
Michael Galgon	30,000	1.2	$8.34	3/22/2014	$157,349	$ 398,754
Ona M. Karasa	80,000	3.1	$8.34	3/22/2014	$419,598	$1,063,345
Clark M. Kokich	40,000	1.5	$8.34	3/22/2014	$209,799	$ 531,672
Michael Vernon	30,000	1.2	$8.34	3/22/2014	$157,349	$ 398,754
James A. Warner	25,000	1.0	$8.34	3/22/2014	$131,124	$ 332,295

(1) All of these options vest in increments of 20% on March 22, 2005 and then 6.667% per quarter until fully vested at March 22, 2008. The per share exercise price represents the fair market value of our common stock on the date of grant.

(2) The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by SEC rules and do not represent our estimate or projection of future prices of our common stock.

Option Exercises in Fiscal Year 2004 and Year-End Option Values

The following table sets forth certain information regarding options exercised during the year ended December 31, 2004, and options held as of December 31, 2004 by the named executive officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Brian P. McAndrews	119,211	978,374	2,297,772	283,334	$14,820,064	$1,318,338
Michael T. Galgon	—	—	563,500	97,667	4,050,783	481,199
Ona M. Karasa	45,000	332,250	123,000	232,000	777,040	1,008,160
Clark M. Kokich	125,000	843,900	318,163	175,334	2,175,763	950,398
Michael Vernon	150,000	1,192,789	573,332	131,668	3,136,923	723,577
James A. Warner	45,000	381,710	817,500	100,000	3,298,650	539,850

(1) Value realized is determined by subtracting the exercise price from the fair market value on the date the options were exercised and multiplying the resulting number by the number of underlying shares of common stock.

(2) Value is calculated based on the difference between the option exercise price and the fair market value of the common stock as of December 31, 2004, which was $8.94.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has the overall responsibility for approving and evaluating aQuantive's officer compensation plans, policies and programs that serve the long-term interests of the Company and its shareholders. The Committee develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices. The Committee reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives and determines the CEO's compensation based on this evaluation. The Committee also reviews and approves annual compensation for the executive officers who report to the CEO.

The Committee is composed entirely of nonemployee, outside directors who meet the independence requirements established by our Board of Directors and Nasdaq. From March 26, 2003 through June 24, 2004, the Committee consisted of Richard Fox, Peter Neupert and Michael Slade. Since that date, the Committee has consisted of Richard Fox, Peter Neupert and Linda Srere.

Compensation Philosophy

aQuantive offers compensation packages designed to attract and retain outstanding employees, to encourage and reward the achievement of corporate goals and to align employee financial interests with long-term shareholder value. Our compensation philosophy is to offer a package including a competitive salary, a competitive bonus incentive based on individual and corporate achievement goals, and competitive benefits. Our compensation policy for executive officers is designed to promote continued performance and attainment of corporate and personal goals. Executive officers receive total compensation packages in line with their responsibilities and expertise.

In the fall of 2003, the Committee retained an independent compensation consultant to assist it in its review of the key elements of executive compensation, including base salary, long-term cash incentives and equity incentives. The review of the Company's executive compensation structure completed by the consultant indicated that while the base salaries being paid to aQuantive's executive officers were generally within an expected range of competitive salaries, other elements of executive compensation were below competitive levels. The consultant used several broad comparison groups in his analysis based on his determination that they were relevant comparison groups based on industry, size of company and other factors. The comparison groups of companies used by the consultant included some but not all of the companies included in the RDG Internet Composite Index used in the performance comparison graph on page 17. In particular, the compensation consultant recommended a more structured annual cash bonus plan for executive officers that would provide them with more meaningful incentive rewards if established targets were met, and recommended that equity incentives in the form of stock option grants continue to be included as an element of executive compensation.

Base Salary

The Committee establishes base salaries for executive officers with reference to the executive's contribution to company performance, level of responsibility, experience, breadth of knowledge and, where applicable the executive's employment agreement described elsewhere in this proxy statement. In 2004, consistent with the findings of the compensation consultant that executive officer base salaries were generally within an expected range of competitive salaries, and consistent with the recommendation of the Company's CEO, the Committee determined to leave unchanged the base salary of the Company's CEO and most of the other executive officers.

Cash Incentive Bonus

For 2004, the Committee adopted a new bonus program for the Company's CEO and his executive officer direct reports. This new program was established to meet the objective of the Committee to include a larger component of executive compensation as at-risk incentive pay, and was consistent with recommendations made by the compensation consultant. Under the 2004 program, the aggregate pool that became available for bonuses was determined based on the Company's performance with respect to 2004 operating income targets that were established early in the year and were based on the Company's approved budget. Each executive officer was eligible for a bonus based on a percentage of base salary that the Committee had individually set for that executive officer. These target bonus percentages in 2004 ranged from 40% to 70% of base salary. Depending on the extent to which the operating income target was met or exceeded, the actual bonus awards could range from 0% to 300% of the target.

After the end of the Company's 2004 fiscal year, the Committee reviewed the Company's achievement of the financial target that had been established, as well as the individual performance of the CEO and each of his executive officer direct reports. Based on this review, the Committee approved bonus payments under the plan ranging from 140% to 200% of the individual bonus targets. The Committee approved a bonus of approximately $408,000 for Mr. McAndrews, which was equal to 175% of his bonus target.

Stock-Based Compensation

aQuantive seeks to align the long-term interests of its executive officers with those of its shareholders. As a result, each executive officer receives a significant stock option grant when he or she joins aQuantive or is promoted to an executive officer position. Grant sizes are determined based on various subjective factors primarily relating to the responsibilities of the individual officers, their anticipated contributions to aQuantive's success and prior option grants. In addition, the Committee will periodically grant additional stock options to executive officers based on their responsibilities, performance and contributions during the preceding year, prior option grants and the need to retain such executives. During 2004 the Committee approved a stock option award for each of the Company's executive officers, including the Company's CEO, as described in the table above captioned "Stock Option Grants in Fiscal 2004." All options granted by the Committee have an exercise price equal to the fair market value of aQuantive's common stock on the dates of grant.

In March 2005, the Committee approved special retention option grants to three executive officers of the Company. An option to purchase 500,000 shares was awarded to Mr. McAndrews, and an option to purchase 350,000 shares was awarded to each of Mr. Kokich and Mr. Galgon. These options were granted based on the significant ongoing contributions that each of these individuals is expected to make to aQuantive in the future, and in recognition that the large majority of stock options previously granted to these individuals, each of whom has been employed by the Company for more than five years, are already fully vested. These options have a ten-year term and vest over a period of six years, with the vesting significantly weighted to the later years in order to enhance the retention value of the options. The Committee also authorized an agreement that Mr. McAndrews will be granted, subject to future Committee action, an option to purchase a minimum of an additional 200,000 shares in January 2006, which will vest in the same percentages and on the same dates as the 500,000 share option grant described above, and will be granted at the then current fair market value of aQuantive's common stock on the date of grant. Absent significant changes in factors the Committee may deem to be relevant to its considerations, the Committee does not intend to award any other additional option grants to the recipients of the special retention option grants for the next several years.

Personal Benefits

We seek to maintain an egalitarian culture in our facilities and operations. Officers are not entitled to operate under different standards than our other employees. We do not provide officers with reserved parking spaces or separate dining or other facilities, nor do we have programs for providing personal-benefit perquisites to officers, such as automobiles, permanent lodging or defraying the cost of personal entertainment or family travel. Our health care and other insurance programs are the same for all eligible employees, including officers. We expect our officers to be role models under our Code of Conduct, which is applicable to all employees, and officers are not entitled to operate under lesser standards.

Policy Regarding Section 162(m) of the Internal Revenue Code

aQuantive is subject to Section 162(m) of the Internal Revenue Code, which limits the deductibility of certain compensation payments in excess of $1 million to each of our Chief Executive Officer and the four other most highly compensated executive officers that are employed by the company at year end. The Committee believes that it is generally in the Company's best interests to comply with Section 162(m). Accordingly, the Committee has taken appropriate actions, to the extent it believes feasible, to preserve the deductibility of executive compensation, including equity incentive awards. However, notwithstanding this general policy, the Committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m).

Compensation Committee

Peter M. Neupert, Chair
Richard P. Fox
Linda J. Srere

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock with the cumulative total shareholder return of The Nasdaq Stock Market (U.S. Companies) Index, the RDG Internet Composite Index and an Old Peer Group. The graph assumes $100 was invested at the close of trading on February 29, 2000, the date of our initial public offering, in our common stock, the Nasdaq (U.S. Companies) Index, the RDG Internet Composite Index and in the Old Peer Group, and assumes reinvestment of dividends, if any.

In 2004 we significantly broadened our service offerings in each of our business segments and we therefore now have a broader set of competitors in different areas of our business. Accordingly, we now believe it is more relevant to compare our total return against an index rather than the defined peer group that we have used in the past. The Old Peer Group consists of Digital Impact, Inc., DoubleClick, Inc., and 24/7 Real Media, Inc., Digitas Inc., Modem Media, Inc., and ValueClick, Inc. The stocks of each company in the Old Peer Group are quoted on The Nasdaq National Market and the returns of each company in the Old Peer Group are weighted based on the market capitalizations of such companies.

COMPARISON OF 58 MONTH CUMULATIVE TOTAL RETURN AMONG AQUANTIVE, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX, THE RDG INTERNET COMPOSITE INDEX AND AN OLD PEER GROUP



DOLLARS
100
80
60
40
20
0
2/00
12/00
12/01
12/02
12/03
12/04
AQUANTIVE, INC.
NASDAQ STOCK MARKET (U.S.)
RDG INTERNET COMPOSITE
PEER GROUP

* $100 invested on 2/29/00 in stock or index- including reinvestment of dividends.
Fiscal year ending December 31.

CERTAIN TRANSACTIONS

On October 8, 1999, aQuantive loaned $676,000 to Brian P. McAndrews, our Chief Executive Officer and President and one of our directors, pursuant to a promissory note in connection with the purchase of shares of common stock and the exercise of stock options by Mr. McAndrews. The loan bore interest at a rate equal to the greater of (1) the applicable federal rate for a demand note as of October 8, 1999 and as redetermined each year on the anniversary date of the note and (2) the lowest rate necessary to avoid the imputation of interest under the Internal Revenue Code. The maximum aggregate principal amount outstanding under the loan in fiscal year 2003 was $225,334. In July 2001, the promissory note was amended to provide that specified portions of the principal balance outstanding on January 1 of 2002, 2003 and 2004 and all accrued interest as of such dates would be forgiven on such dates if Mr. McAndrews continued to be employed by aQuantive as of the applicable date. The amendment also provided that aQuantive would provide Mr. McAndrews with the amounts of federal income tax owed, on a "grossed up" basis, with respect to amounts forgiven. Accordingly, the remaining balance of the principal outstanding on the promissory note and accrued interest were forgiven on January 1, 2004. Additionally, in 2004 an adjustment was made to the calculation of federal income tax owed related to the forgiveness that occurred in 2002, 2003, and 2004, the amount which is reflected as Other Compensation for 2004 in the Summary Compensation Table under the heading "Executive Compensation." This note is no longer outstanding.

On October 8, 1999, aQuantive loaned $29,013 to Michael T. Galgon, our Chief Strategy Officer, pursuant to a promissory note in connection with the purchase of shares of common stock and the exercise of stock options. The original terms of the note, its amendment in July 2001 and subsequent forgiveness were the same as described above with respect to the loan made to Mr. McAndrews. In addition, on October 27, 2000, aQuantive loaned $408,703 to Mr. Galgon, which loan was secured by a pledge of 750,000 shares of aQuantive common stock. The loan bore interest at a rate of 9% per year with interest and principal due upon maturity. The loan matured on October 26, 2002. Mr. Galgon paid all remaining principal and interest due under this loan in June 2002.

Dr. Jack Sansolo, a member of our Board of Directors, also served as a member of our Advisory Board from May 2002 through May 2004. In each of May 2002 and May 2003, Dr. Sansolo received $20,000 and a grant of a nonqualified stock option to purchase 10,000 shares of common stock for his services as a member of our Advisory Board. The exercise price of the options, which were fully vested upon grant, was equal to the fair market value of our common stock on the dates of grant.

EMPLOYMENT CONTRACTS AND CHANGE-OF-CONTROL ARRANGEMENTS

McAndrews Employment Agreement. On January 20, 2000, Brian P. McAndrews and aQuantive entered into an employment agreement pursuant to which Mr. McAndrews serves as Chief Executive Officer of aQuantive. Under that agreement, Mr. McAndrews must receive an annual salary of at least $300,000. Also pursuant to the agreement, Mr. McAndrews received an initial option grant to purchase 1,845,000 shares of common stock, which options are now fully vested. Either aQuantive or Mr. McAndrews may terminate the agreement at any time. If Mr. McAndrews is terminated without cause, or if he terminates his employment for "good reason," he is entitled to a severance package consisting of 12 months' base salary and acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). If Mr. McAndrews is terminated for cause or if he voluntarily terminates his employment without "good reason," he is entitled to a severance package equal to three months' base salary. If Mr. McAndrews is terminated by a successor corporation to aQuantive within one year of a change of control, he is entitled to a severance package consisting of 12 months' base salary and full acceleration of any unvested stock option. Upon a change of control, 50% of Mr. McAndrews' unvested stock options immediately vest. Pursuant to the terms of the agreement, Mr. McAndrews is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

Galgon Employment Agreement. Michael Galgon, Chief Strategy Officer, entered into an employment agreement with aQuantive on June 21, 2000. Pursuant to the terms of the agreement, either aQuantive or

Mr. Galgon may terminate the agreement at any time upon no less than 30 days notice. If Mr. Galgon is terminated without cause or if he terminates his employment for "good reason" he is entitled to a severance package consisting of 12 months' base salary. If aQuantive terminates without cause, Mr. Galgon shall also be entitled to acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). Pursuant to the terms of the employment agreement, Mr. Galgon is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

Karasa Employment Agreement. Ona Karasa, President, Atlas, a wholly owned subsidiary of aQuantive, entered into an employment agreement with Atlas on September 9, 2002. Pursuant to the agreement, Ms. Karasa must receive an annual salary of at least $230,000. Also pursuant to the agreement, Ms. Karasa received a signing bonus of $30,000. Employment may be terminated with or without cause by either party. If termination is by Atlas, 30 days notice must be given. If aQuantive winds up or sells all or substantially all of Atlas' assets, and the purchaser terminates Ms. Karasa without cause, she will be entitled to termination payments equal to 3 months' base salary plus an additional 3 months' base salary for each year worked under this agreement, up to a maximum of 9 months' base salary. Pursuant to the terms of the employment agreement, Ms. Karasa is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of Atlas and aQuantive, which shall survive termination of her employment.

Warner Employment Agreement. James A. Warner, Executive Vice President, Avenue A | Razorfish, a wholly owned subsidiary of aQuantive, entered into an employment agreement with aQuantive on January 18, 2000. Under that agreement, Mr. Warner must receive an annual salary of at least $250,000. Also pursuant to the agreement, Mr. Warner received an initial option grant to purchase 300,000 shares of aQuantive common stock, which options are now fully vested. Either aQuantive or Mr. Warner may terminate the agreement at any time. If Mr. Warner is terminated without cause or if he terminates his employment for "good reason" he is entitled to a severance package consisting of 12 months' base salary and is entitled to acceleration of a portion of any unvested stock options equal to the portion that would have vested during the one-year period immediately following the termination date (assuming no termination had occurred). Upon a change of control, a portion of Mr. Warner's unvested stock options equal to the portion that would vest during the one-year period immediately after the date of the change of control will automatically vest. Pursuant to the terms of the employment agreement, Mr. Warner is also subject to a confidentiality, non-competition and non-solicitation agreement in favor of aQuantive.

Vernon Employment Agreement. Michael Vernon entered into an employment agreement with aQuantive on September 27, 2000, pursuant to which Mr. Vernon serves as Chief Financial Officer of aQuantive. Under that agreement, Mr. Vernon receives an annual salary of at least $225,000. Also pursuant to the agreement, Mr. Vernon received an initial option grant to purchase 300,000 shares of aQuantive common stock, which options are now fully vested. Either aQuantive or Mr. Vernon may terminate the agreement at any time. If Mr. Vernon is terminated by a successor corporation without cause, or if he terminates his employment for "good reason," he is entitled to a severance package consisting of 12 months' base salary. If Mr. Vernon terminates his employment with a successor corporation for any other reason, he is entitled to any unpaid annual base salary. If the agreement terminates due to Mr. Vernon's death or total disability, he or his estate is entitled to any unpaid annual base salary. Pursuant to the terms of the employment agreement, Mr. Vernon is also subject to a confidentiality, inventions assignment, non-competition and non-solicitation agreement in favor of aQuantive.

Change of Control Provisions Under the 1998, 1999 and 2000 Stock Incentive Compensation Plans. Unless individual agreements provide otherwise, if a corporate transaction specified in the applicable plan, such as a merger or sale of aQuantive or a sale of all or substantially all of aQuantive's securities or assets (other than a transfer to a majority-owned subsidiary), occurs, each outstanding option under the applicable plan will accelerate and become 100% vested and exercisable immediately before the corporate transaction, unless the option is assumed, continued or replaced with a comparable award by the successor corporation or the parent of the successor corporation. Any option held by an executive officer who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, that is assumed, continued or replaced with a comparable award in the corporate transaction, other than in specified related-party transactions, will accelerate if the officer's employment or services are terminated by the successor corporation without cause or by the officer for good reason within two years after the corporate transaction.

Change of Control Provisions Under the 1999 Employee Stock Purchase Plan. In the event of a merger, consolidation or acquisition by another corporation of all or substantially all of aQuantive's securities or assets (other than a transfer to a majority-owned subsidiary), each outstanding option under the 1999 employee stock purchase plan will be assumed or an equivalent option substituted by the successor corporation; provided, however, that if the successor corporation refuses to assume or substitute the option, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of aQuantive's proposed liquidation or dissolution, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed event.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the officers, Directors and persons who own more than 10% of a registered class of equity securities of aQuantive to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater-than-10% beneficial owners are required by SEC regulations to furnish aQuantive with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms we received, or written representations from certain reporting persons that no forms were required for those persons, we believe that during 2004 all filing requirements mandated by Section 16(a) applicable to our officers, Directors and greater-than-10% beneficial owners were complied with by such persons except that one Form 4 was not timely filed for Brian McAndrews for the June 29, 2004 sale of stock by the Trustee for both the Lauren E. McAndrews Trust of 1999 and the Kyle S. McAndrews Trust of 1999. Mr. McAndrews does not have investment control over these trusts. A Form 4 for this sale was filed with the SEC on August 26, 2004.

REPORT BY THE AUDIT COMMITTEE

The Board of Directors has determined that each member of the audit committee is independent under applicable SEC and Nasdaq rules, and has further determined that Richard P. Fox is an "audit committee financial expert" under applicable SEC rules. The audit committee has reviewed and discussed with aQuantive's management the audited financial statements for fiscal year 2004, the Company's evaluation of the effectiveness its internal controls as of December 31, 2004 and the related opinions by the Company's independent registered public accounting firm. In addition, the audit committee has discussed with aQuantive's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (as modified or supplemented). The audit committee also has received the written disclosures and the letter from aQuantive's independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (as modified or supplemented) and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based on the review and discussions referenced above, the audit committee recommended to aQuantive's Board of Directors that the audited financial statements for fiscal year 2004 be included in aQuantive's Annual Report on Form 10-K for the year ended December 31, 2004.

Audit Committee

Richard P. Fox, Chair
Nicolas J. Hanauer
Jaynie M. Studenmund

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected KPMG LLP to act as independent registered public accounting firm of aQuantive for fiscal year 2005. The Board reserves the right to change the independent registered public accounting firm of aQuantive at any time before or after the Annual Meeting if it determines that to do so would be in the best interests of aQuantive. A representative of KPMG LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if the representative so desires, and is expected to be available to respond to appropriate questions from shareholders.

The fees billed for professional services rendered by KMPG LLP for the fiscal years 2004 and 2003 were as follows:

	2004	2003
Audit Fees	$ 894,400	$168,377
Audit-Related Fees	$ 281,500	$107,175
Tax Fees	$ 129,561	$173,624
All Other Fees	$ 19,696	$ 7,108
Total	$1,325,157	$456,284

The services rendered by KPMG LLP in connection with the fees presented in the table above were as follows:

Audit Fees

Audit fees relate to the services rendered in connection with the audit of the Company's consolidated financial statements for the years ended December 31, 2004 and 2003, quarterly reviews of financial statements included in the Company's Forms 10-Q during 2004 and 2003, and the audit of internal control over financial reporting as of December 31, 2004.

Audit-Related Fees

Audit-related fees relate primarily to the services rendered in connection with other SEC filings including the Registration Statement on Form S-1 relating to our 2.25% Convertible Notes, the Offering Circular for the Notes, and audit-related consultation on accounting standards or transactions.

Tax Fees

Tax fees relate primarily to tax compliance and state and international tax services.

All Other Fees

All other fees relate to privacy consulting services.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal 2004, 100% of all audit, audit-related, tax and other services performed by KPMG LLP were approved in advance by the audit committee. The audit committee has delegated the authority to pre-approve audit and permitted non-audit services to the committee Chairman, Richard P. Fox. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.

SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

Under the SEC's proxy rules, shareholder proposals that meet certain conditions may be included in the Proxy Statement and form of Proxy for a particular annual meeting. Shareholders that intend to present a proposal at the 2006 Annual Meeting of aQuantive must give notice of the proposal to aQuantive no later than December 16, 2005 for it to be considered for inclusion in the Proxy Statement and form of Proxy relating to that meeting. In addition, shareholders that intend to present a proposal that will not be included in the Proxy Statement and form of Proxy must give notice of the proposal to aQuantive not earlier than February 4, 2006 and not later than March 1, 2006. Pursuant to Rule 14a-4(c)(1) promulgated under the Exchange Act, the proxies designated by aQuantive for the 2006 Annual Meeting will have discretionary authority to vote with respect to any such proposal that is received after February 28, 2006. Furthermore, receipt by aQuantive of any such proposal from a qualified shareholder in a timely manner will not guarantee its inclusion in the proxy materials or its presentation at the 2006 Annual Meeting because there are other relevant requirements in the SEC's proxy rules.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not intend to present, and has not been informed that any other person intends to present, any matters for action at the Annual Meeting other than the matters specifically referred to in this Proxy Statement. If other matters properly come before the Annual Meeting, it is intended that the holders of the proxies will act with respect thereto in accordance with their best judgment.

Copies of the aQuantive 2005 Annual Report to Shareholders, which includes aQuantive's Annual Report on Form 10-K, are being mailed to shareholders, together with this Proxy Statement, form of Proxy and Notice of Annual Meeting of Shareholders. Additional copies may be obtained from the Secretary of aQuantive, 821 Second Avenue, Suite 1800, Seattle, Washington 98104.

Shareholder Information:

Exchange: Nasdaq

Ticker: AQNT

Transfer Agent: Mellon Investor Services, (800) 522-6645, www.melloninvestor.com/isd

Independent Public Accountants: KPMG LLP

***Contact* Information:**

Address: 821 Second Avenue, Suite 1800, Seattle, WA 98104

Phone: (206) 816-8700

Fax: (206) 816-8808

Investor Relations Contact: www.investors@aquantive.com

Senior Officers:

Brian P. McAndrews, President and Chief Executive Officer

David Friedman, President, Avenue A | Razorfish Central

Michael T. Galgon, Chief Strategy Officer

Ona M. Karasa, President, Atlas

Clark M. Kokich, President, Avenue A | Razorfish West

Robert Lord, President, Avenue A | Razorfish East

Linda A. Schoemaker, Senior Vice President, General Counsel and Corporate Secretary

Michael Vernon, Chief Financial Officer

When used in this annual report, words such as "anticipates", "believes", "expects", "future", and "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements reflect aQuantive Inc.'s current expectations, plans or projections and are inherently uncertain. Actual results may differ significantly from these expectations, plans or projections. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. aQuantive, Inc. undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are urged, however, to review the factors set forth in reports that aQuantive, Inc. files from time to time with the Securities and Exchange Commission.

aQuantive
821 2nd Avenue, Suite 1800
Seattle, WA 98104
206.816.8700
www.aquantive.com